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13000267



FAIR ISAAC CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD FEBRUARY 12, 2013 AND PROXY STATEMENT

SEC Mail Processing Section
Washington DC
401

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Please take notice that the Annual Meeting of the Stockholders of Fair Isaac Corporation ("Annual Meeting") will be held at the time and place and for the purposes indicated below.

TIME

9:30 A.M., local time, on Tuesday, February 12, 2013

PLACE

Offices of Fair Isaac Corporation:
181 Metro Drive, Suite 700
San Jose, California

ITEMS OF BUSINESS

1. To elect eight directors to serve until the 2014 Annual Meeting and thereafter until their successors are elected and qualified;
2. A non-binding advisory vote to approve the compensation of our named executive officers disclosed in this proxy statement;
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013; and
4. To transact such other business as may properly come before the meeting or any adjournment thereof.

All of the above matters are more fully described in the accompanying proxy statement.

RECORD DATE

You can vote if you were a stockholder of record at the close of business on December 17, 2012. A complete list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose germane to the Annual Meeting, during ordinary business hours for at least ten days prior to the Annual Meeting at our offices at 181 Metro Drive, Suite 700, San Jose, California 95110.

ANNUAL REPORT

Our 2012 Annual Report on Form 10-K accompanies this proxy statement.

VOTING

Your Vote Is Important. We invite all stockholders to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose or follow the Internet or telephone voting instructions on the proxy card. Any registered stockholder attending the meeting may vote in person even if he or she returned a proxy card.

ADMITTANCE TO MEETING Admittance to the Annual Meeting will be limited to stockholders. If you are a stockholder of record and plan to attend, please detach the admission ticket from your proxy card and bring it with you to the Annual Meeting. Stockholders who arrive at the Annual Meeting without an admission ticket will be required to present identification matching the corresponding stockholder account name at the registration table located outside the meeting room. If you are a stockholder whose shares are held by a bank, broker or other nominee, you will be asked to certify to such ownership at the registration table prior to the Annual Meeting.



Mark R. Scadina
Executive Vice President, General Counsel and Secretary

January 7, 2013

TABLE OF CONTENTS

ANNUAL MEETING AND VOTING	1
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	5
PROPOSAL 1: ELECTION OF DIRECTORS	7
PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE OFFICER COMPENSATION	12
PROPOSAL 3: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS	14
BOARD MEETINGS, COMMITTEES AND ATTENDANCE	15
Report of the Audit Committee of the Board of Directors	16
Director Compensation for Fiscal 2012	19
EXECUTIVE COMPENSATION	22
Compensation Discussion and Analysis	22
Compensation Committee Report	33
Compensation Policies and Practices in Relation to Risk Management	33
Compensation Consultant Conflict of Interest Analysis	33
Summary Compensation Table	34
Grants of Plan-Based Awards in Fiscal 2012	37
Outstanding Equity Awards at 2012 Fiscal Year-End	42
Fiscal 2012 Option Exercises and Stock Vested	43
Non-Qualified Deferred Compensation for Fiscal 2012	43
Potential Payments Upon Termination or Change in Control	44
OTHER INFORMATION	52
Equity Compensation Plan Information	52
How can stockholders submit proposals for the 2014 Annual Meeting and otherwise?	52
Can I access the Proxy Material on the Internet?	52
May I request a copy of the Company's Annual Report on Form 10-K?	53

Fair Isaac Corporation

181 Metro Drive, Suite 700
San Jose, California 95110

Proxy Statement

ANNUAL MEETING AND VOTING

Why did I receive this proxy statement?

The Board of Directors is soliciting your proxy to vote at the Annual Meeting of Stockholders ("Annual Meeting") to be held on February 12, 2013, because you were a stockholder of Fair Isaac Corporation ("FICO," "the Company," "we," "our," "us") at the close of business on December 17, 2012, the record date, and are entitled to vote at the meeting.

This proxy statement, the proxy card and the Annual Report on Form 10-K (the "Proxy Material") are being mailed to stockholders beginning on or about January 7, 2013. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting to vote your shares.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Computershare Limited, you are considered the "stockholder of record" with respect to those shares. We sent the Proxy Material directly to you. You have the right to vote these shares directly.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. In this case, the Proxy Material has been forwarded to you by your broker, bank or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or the Internet.

What am I voting on?

1. Election of eight directors: A. George Battle, Nicholas F. Graziano, Braden R. Kelly, James D. Kirsner, William J. Lansing, Rahul N. Merchant, David A. Rey, and Duane E. White;
2. Non-binding advisory vote to approve the compensation of our named executive officers as disclosed in this proxy statement;
3. Ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending September 30, 2013; and
4. Any other such business as may properly come before the meeting or any adjournment thereof.

The Board recommends a vote **FOR** each of the nominees to the Board of Directors, **FOR** the advisory approval of the compensation of our named executive officers as disclosed in this proxy statement, and **FOR** the ratification of Deloitte's appointment as independent registered public accounting firm for the fiscal year ending September 30, 2013.

What is the voting requirement to elect the directors (Proposal 1)?

To be elected, the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. The Company requires that all nominees submit an irrevocable letter of resignation as a condition to being named as a nominee, which resignation will be effective if (i) the nominee fails to receive a sufficient number of votes to be elected and (ii) the Board accepts such resignation. Cumulative voting for the election of directors is not permitted. Abstentions will not be counted "FOR" or "AGAINST" a nominee. Your broker or other nominee does not have discretionary authority to vote your shares on the election of directors, if

your broker, bank, trust or other nominee does not receive voting instructions from you. Therefore, broker non-votes will not be counted "FOR" or "AGAINST" a nominee. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will tabulate affirmative votes, negative votes, abstentions and broker non-votes.

What is the voting requirement for advisory approval of the named executive officer compensation disclosed in this proxy statement (Proposal 2)?

The affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting is necessary for advisory approval of the named executive officer compensation disclosed in this proxy statement. Because your vote on executive compensation is advisory, it will not be binding upon the Company or the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive officer compensation programs. Abstentions will be counted toward a quorum and have the effect of negative votes with respect to this proposal. In the event that a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, such broker non-votes will also be counted toward a quorum and will have the same effect as negative votes. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will tabulate affirmative votes, negative votes, abstentions and broker non-votes.

What is the voting requirement to ratify the appointment of Deloitte (Proposal 3)?

The affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting is necessary to ratify the appointment of Deloitte as our independent auditors for the fiscal year ending September 30, 2013. Abstentions will be counted toward a quorum and have the effect of negative votes with respect to this proposal. In the event that a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, such broker non-votes will also be counted toward a quorum and will have the same effect as negative votes. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will tabulate affirmative votes, negative votes, abstentions and broker non-votes.

What if other business is properly brought before the Annual Meeting for stockholder action?

The Board knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters are properly brought before the Annual Meeting, the persons named as proxies in the accompanying proxy card will have discretion with respect to how to vote the shares represented by them.

How many votes do I have?

You are entitled to one vote for each share of common stock that you hold for each nominee for director and for each other matter presented for a vote at the Annual Meeting. There is no cumulative voting.

How do I vote?

You may vote using any of the following methods:

- **Proxy card.** Be sure to complete, sign and date the card and return it in the prepaid envelope. If you are a stockholder of record and you return your signed proxy card without indicating your voting preferences, the persons named in the proxy card will vote **FOR** the election of directors, **FOR** the advisory approval of the compensation of our named executive officers disclosed in this proxy statement, and **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2013.
- **By telephone or the Internet.** The telephone and Internet voting procedures we established for stockholders of record are designed to authenticate your identity, allow you to give your voting instructions and confirm that these instructions have been properly recorded. The availability of telephone and Inter-

net voting for beneficial owners will depend on the voting processes of your broker, bank or nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive.

- **In person at the Annual Meeting.** All stockholders may vote in person at the Annual Meeting. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspector of election with your ballot when you vote at the meeting.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- Sending written notice of revocation to the Corporate Secretary of FICO;
- Submitting a new, proper proxy by telephone, Internet or paper ballot after the date of the revoked proxy; or
- Attending the Annual Meeting and voting in person.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

What shares are included on the proxy card?

The shares on your proxy card represent shares you own.

Is my vote confidential?

Any proxy, ballot or other voting material that identifies the particular vote of a stockholder and contains the stockholder's request for confidential treatment will be kept confidential, except in the event of a contested proxy solicitation or as may be required by law. We may be informed whether or not a particular stockholder has voted and will have access to any comment written on a proxy, ballot or other material and to the identity of the commenting stockholder. The inspector of election will be an independent third party not under our control.

What constitutes a quorum?

As of the record date, 35,237,956 shares of FICO common stock were issued and outstanding. A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the purpose of adopting proposals at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum. Abstentions and broker non-votes will be counted in determining if there is a quorum, but neither will be counted as votes cast.

Who can attend the Annual Meeting?

All stockholders as of the record date may attend the Annual Meeting but must have an admission ticket. If you are a stockholder of record, the ticket attached to the proxy card will admit you. If you are a beneficial owner, you may request a ticket by writing to the Corporate Secretary, 181 Metro Drive, Suite 700, San Jose, California 95110, or by faxing your request to 408-535-1529. You must provide evidence of your ownership of shares with your ticket request, which you can obtain from your broker, bank or nominee. We encourage you or your broker to fax your ticket request and proof of ownership in order to avoid any mail delays. Stockholders who arrive at the Annual Meeting without an admission ticket will be required to present identification matching the corresponding stockholder account name at the registration table located outside the meeting room. If you are

a stockholder whose shares are held by a bank, broker or other nominee, you will be asked to certify to such ownership at the registration table prior to the Annual Meeting.

What are FICO's costs associated with this proxy solicitation?

We have hired Innisfree M&A Incorporated to assist in the solicitation of votes for $10,000 plus reasonable out-of-pocket expenses. FICO employees, officers and directors may also solicit proxies. We will bear the expense of preparing, printing and mailing the Proxy Material, and reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the owners of common stock.

How can I obtain the Company's corporate governance information?

The following FICO corporate governance documents are available on our website at *www.fico.com* on the "Investors" page and are also available in print and free of charge, to any stockholder who requests them:

- Corporate Governance Guidelines;
- Board Committee Charters — Audit Committee; Governance, Nominating and Executive Committee; and Compensation Committee;
- Code of Business Conduct and Ethics;
- Code of Ethics for Senior Financial Management; and
- Director Independence Criteria.

The Company is listed on the New York Stock Exchange ("NYSE"). As an NYSE-listed company, our Chief Executive Officer must certify annually that he is not aware of any violation by the Company of NYSE corporate governance listing standards as of the date of that certification. The most recent Chief Executive Officer's certification was filed with the NYSE on March 5, 2012.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON FEBRUARY 12, 2013: The Proxy Material is located on the "Investors" page of our website at *www.fico.com*, and at the following cookies-free website that can be accessed anonymously: http://investors.fico.com/phoenix.zhtml?c=67528&p=proxy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Do any stockholders own more than five percent of FICO's stock?

Yes. As of the dates indicated below in footnotes (3) through (7), publicly available information indicated that certain stockholders were beneficial owners of more than five percent of the outstanding shares of our common stock. The information in the table below the following question is as reported in their filings with the Securities and Exchange Commission ("SEC"). The percentages noted in the table are as provided by the shareholder as of the date of their filing and not as of November 30, 2012. We are not aware of any other beneficial owner of more than five percent of our common stock.

What is the security ownership of directors and executive officers?

In addition to the information described in the preceding question, the following table sets forth the beneficial ownership of our common stock as of November 30, 2012, for each director and nominee for director, each executive officer named in the Summary Compensation Table below, and by all directors, nominees and executive officers of the Company as a group.

Directors, Nominees, Executive Officers and 5% Stockholders	Beneficial Ownership[1]	
	Number	Percent[2]
Eaton Vance Management[3] 2 International Place, Boston, MA 02110	4,721,336	13.2%
BlackRock Inc.[4] 40 East 52nd Street New York, NY 10022	2,723,261	7.6%
Ariel Investments, LLC[5] 200 E. Randolph Drive, Suite 2900, Chicago, IL 60601	2,701,645	7.6%
Royce & Associates[6] 745 Fifth Avenue New York, NY 10151	2,520,357	7.1%
Vanguard Group, Inc.[7] 100 Vanguard Blvd., Malvern, PA 19355	1,981,038	5.5%
William Lansing[8]	170,145	*
A. George Battle[9]	157,213	*
Mark Greene[10]	149,872	*
James Kirsner[11]	98,225	*
Michael Pung[12]	81,083	*
Charles Ill[13]	79,157	*
Deborah Kerr[14]	75,781	*
Duane White[15]	41,000	*
Rahul Merchant[16]	23,250	*
Nicholas Graziano[17]	11,650	*
David Rey[18]	8,625	*
Stuart Wells[19]	6,000	*
James Wehmann[20]	4,000	*
Braden Kelly	0	—
All executive officers and directors as a group (19 persons)[21]	1,437,246	4.1%

* Represents holdings of less than 1%.

(1) To the Company's knowledge, the persons named in the table have sole voting and sole dispositive power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) If the named person holds stock options exercisable on or prior to January 29, 2013, or restricted stock units that will vest on or prior to January 29, 2013, the shares underlying those options or restricted stock units are included in the number for such person. Shares deemed issued to a holder of stock options or restricted stock units pursuant to the preceding sentence are not deemed issued and outstanding for purposes of the percentage calculation with respect to any other stockholder.

(3) Information as to this person is based on the report on the Schedule 13G/A filed by this person as of January 11, 2012.

(4) Information as to this person (including affiliated entities) is based on the report on the Schedule 13G/A filed by this person as of February 13, 2012.

(5) Information as to this person is based on the report on the Schedule 13G/A filed by this person as of February 14, 2012. Ariel Investments has sole voting power as to 2,609,175 shares and sole dispositive power as to 2,696,975 shares.

(6) Information as to this person is based on the report on the Schedule 13G/A filed by this person as of January 11, 2012.

(7) Information as to this person (including affiliated entity) is based on the report on the Schedule 13G filed by this person as of February 9, 2012. The Vanguard Group has sole voting power as to 53,131 shares, sole dispositive power as to 1,927,907 shares and shared dispositive power as to 53,131 shares.

(8) Includes options to purchase 102,145 shares and restricted stock units representing 32,500 shares.

(9) Includes options to purchase 124,500 shares. Mr. Battle holds 12,703 shares directly and the remainder are held in the A. George Battle 2011 Separate Property Trust.

(10) Includes options to purchase 86,719 shares, restricted stock units representing 13,281 shares and 49,872 shares which were directly held by Dr. Greene at the time he ceased being a Section 16 officer.

(11) Includes options to purchase 78,000 shares. All of Mr. Kirsner's shares are held by the Kirsner Family Trust.

(12) Includes options to purchase 36,251 shares and restricted stock units representing 16,251 shares.

(13) Includes options to purchase 24,137 shares, restricted stock units representing 24,250 shares and 30,770 shares which were directly held by Mr. Ill at the time he ceased being a Section 16 officer.

(14) Includes options to purchase 35,625 shares, restricted stock units representing 17,708 shares and 22,448 shares which were directly held by Ms. Kerr at the time she ceased being a Section 16 officer.

(15) Includes options to purchase 30,500 shares.

(16) Includes options to purchase 22,250 shares.

(17) Includes options to purchase 7,750 shares.

(18) Includes options to purchase 7,288 shares.

(19) Includes restricted stock units representing 6,000 shares.

(20) Includes restricted stock units representing 4,000 shares.

(21) Includes the shares in notes 8 through 20, including a total of 1,138,408 shares subject to options exercisable or restricted stock units scheduled to vest on or prior to January 29, 2013, by all the persons in the group.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors and persons who are considered "officers" of the Company for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and greater than ten percent stockholders are required to file reports with the SEC showing their holdings of and transactions in the Company's securities. Our employees generally prepare these reports on the basis of information obtained from each director and officer. Based on the information available to us, we believe that all reports required by Section 16(a) of the Exchange Act to be filed by its directors, executive officers, and greater than 10% owners during the last fiscal year were filed on time.

PROPOSAL 1

ELECTION OF DIRECTORS

How many directors are being elected this year?

Our Bylaws specify that the Board of Directors will establish by vote how many directors will serve on the Board. The Board of Directors has set the number of directors at eight, consisting of the seven incumbent directors and one nominee for an added seat.

How are directors elected?

To be elected, the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. The Company requires that all nominees submit an irrevocable letter of resignation as a condition to being named as a nominee, which resignation will be effective if (i) the nominee fails to receive a sufficient number of votes to be elected and (ii) the Board accepts such resignation. Cumulative voting for the election of directors is not permitted.

What is the length of the term?

Each director is elected for a one-year term, or until a replacement who duly meets all requirements is duly elected.

How are nominees selected?

Our Governance, Nominating and Executive Committee selects nominees on the basis of recognized achievements and their ability to bring various skills and experience to the deliberations of the Board, as described in more detail in the Corporate Governance Guidelines available on our website at *www.fico.com*. The Governance, Nominating and Executive Committee also strongly values diversity and seeks opportunities to promote diversity within the Company's leadership. This viewpoint is reflected in our Corporate Governance Guidelines and our Governance, Nominating and Executive Committee Charter, both of which include diversity as a consideration the Governance, Nominating and Executive Committee takes into account when assessing our incumbents and nominees.

All of the current nominees to the Board were recommended as nominees by the Governance, Nominating and Executive Committee, and the full Board voted unanimously to designate them as nominees for election at the Annual Meeting. All of the nominees are presently serving on our Board and have been previously elected by our stockholders except for Mr. Kelly, who was brought to the attention of our Governance, Nominating and Executive Committee as a potential nominee by our Chief Executive Officer.

Are there any arrangements or understandings pursuant to which the nominees for the Board were selected?

Two of the nominees who are currently serving on our Board — Nicholas Graziano and Duane White (the "Agreed Nominees") — were nominated for election to the Board at the 2009 Annual Meeting pursuant to an agreement (the "Sandell Agreement") between the Company and certain stockholders of the Company that were affiliated with Sandell Asset Management Corp. (collectively, the "Sandell Group"). However, the Sandell Agreement did not require us to nominate the Agreed Nominees (or anyone else) for election at successive Annual Meetings, and in accordance with a July 29, 2009 amendment to the Sandell Agreement, the Sandell Group no longer has any representative on or influence over the composition of the Company's Board.

Are stockholders able to nominate director candidates?

Yes. Our Governance, Nominating and Executive Committee considers director candidates recommended by stockholders who are entitled to vote for the election of directors at the Annual Meeting and comply with the notice procedures described below. A stockholder who wishes to nominate a candidate must send a written notice to the FICO Corporate Secretary. Each notice must include the following information about the nominee:

- Name, age, and business and residence addresses;
- Principal occupation or employment;

- Class, series and number of shares of FICO beneficially owned, and additional detailed "ownership information" regarding derivatives, voting arrangements, dividend interests, and related matters (as described in detail in our Bylaws);
- A statement of the person's citizenship; and
- Any other information that must be disclosed about nominees in proxy solicitations pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (including the nominee's written consent to be named as a nominee and to serve as a director if elected).

Each notice must also include the following information about the nominating stockholder and any beneficial owner on whose behalf the nomination is made:

- The name and address, as they appear in our records;
- The class, series and number of shares of FICO beneficially owned, and additional detailed "ownership information" regarding derivatives, voting arrangements, dividend interests, and related matters (as described in detail in our Bylaws);
- A description of all agreements pursuant to which the nomination is being made, and any material interest of such stockholder or beneficial owner, or any affiliates or associates of such person, in such nomination;
- A representation that the stockholder giving notice intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice;
- A representation whether the stockholder or the beneficial owner intends, or is part of a group that intends, to deliver a proxy statement or form of proxy to holders of at least the percentage of FICO's outstanding shares required to elect the nominee or otherwise solicit proxies from stockholders in support of the nomination; and
- Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

We may require any proposed nominee to furnish such other information as may reasonably be required by us to determine the eligibility of the proposed nominee to serve as a director.

Our Corporate Secretary must receive this information not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding Annual Meeting. In the case of an Annual Meeting which is held more than 25 days before or after such anniversary date, in order for notice by the stockholder to be considered timely, it must be received no later than the close of business on the 10th day following the date of the first public announcement of the date of the Annual Meeting.

What happens if a nominee becomes unavailable to serve once placed on the ballot?

Each of the nominees has consented to being named in the proxy statement and to serve if elected. If any nominee becomes unavailable to serve, however, the persons named in the enclosed form of proxy intend to vote the shares represented by the proxy for the election of such other person or persons as may be nominated or designated by the Board of Directors, unless either they are directed by the proxy to do otherwise or the Board of Directors instead reduces the number of directors.

Director Nominees

Set forth below is biographical information for each director nominee, as well as information regarding the particular experience, qualifications, attributes or skills of the nominees that led the Governance, Nominating and Executive Committee to conclude that they should serve as members of the Board. Each of these nominees is currently serving as a member of the Board except for Mr. Kelly.

A. George Battle. Director since August 1996 and Chairman of the Board of Directors since February 2002; Chair of the Governance, Nominating and Executive Committee; Member of the Compensation Committee; Age 68.

From January 2004 to August 2005, Mr. Battle served as Executive Chairman at Ask Jeeves, Inc., a provider of information search and retrieval services. From December 2000 until January 2004, Mr. Battle served as Chief Executive Officer at Ask Jeeves. From 1968 until his retirement in 1995, Mr. Battle was an employee and then partner at Arthur Andersen LLP and Andersen Consulting (now known as Accenture Ltd.), global accounting and consulting firms. Mr. Battle's last position at Andersen Consulting was Managing Partner, Market Development, responsible for Andersen Consulting's worldwide industry activities, its Change Management and Strategic Services offerings, and worldwide marketing and advertising. Mr. Battle is a director at the following public companies in addition to FICO: Netflix, Inc., LinkedIn Corporation, OpenTable, Inc., Expedia, Inc., and Workday, Inc. Within the last five years, Mr. Battle served on the board of Advent Software, Inc., a public company, and also served as a director of the Masters Select family of funds. Mr. Battle received an undergraduate degree from Dartmouth College and an M.B.A. from the Stanford University Business School.

Mr. Battle brings strong leadership, seasoned business acumen, and a long career of diverse experience to the Board of Directors. He is our longest serving director, has in the past sat on all of our standing Board committees, and has extensive historical knowledge about the Company's business units, technologies, and culture. We value his more than 25 years as a business consultant with a national consulting firm and his prior experience as a chief executive officer. He also serves on a number of other public and private company boards, which provides us with important perspectives on corporate governance and other matters, as well as best practices enacted at other companies.

Nicholas F. Graziano. Director since February 2008; Member of the Audit Committee; Age 40.

Since January 2011, Mr. Graziano has been a partner and Senior Managing Director of Corvex Management LP. From September 2009 through December 15, 2010, Mr. Graziano served as Portfolio Manager for Omega Advisors. From September 2006 to July 2009, Mr. Graziano was a Managing Director at Sandell Asset Management Corp., an investment manager. From February 2004 to July 2006, Mr. Graziano was an investment analyst with Icahn Associates Corp, a multi-billion dollar global hedge fund. From February 2002 to February 2004, Mr. Graziano was an analyst with March Partners LLC, a global event-driven hedge fund. From May 1999 to May 2000, and from September 2000 to October 2001, Mr. Graziano was employed as a Vice President in the Investment Banking Department at Thomas Weisel Partners, an investment bank. From May 2000 to September 2000, Mr. Graziano was Vice President of Business Development at Forbes.com, the online subsidiary of Forbes, Inc. From 1995 to 1999, Mr. Graziano was employed by Salomon Smith Barney as an Associate in the Financial Sponsors Group. Currently, Mr. Graziano is not a director at any other public company in addition to FICO. Within the last five years, Mr. Graziano served on the following public company boards: InfoSpace, Inc. and WCI Communities, Inc. Mr. Graziano earned an undergraduate degree and an M.B.A. from Duke University.

Mr. Graziano brings a strong background in capital markets and financial acumen to the Board of Directors. He is qualified as an "audit committee financial expert" as defined under SEC guidelines, and as such, he serves on the Company's Audit Committee. Mr. Graziano also provides the Company with expertise in capital markets, risk management, and corporate finance, and his extensive experience in the hedge fund industry brings valuable perspective from the investor community.

Braden R. Kelly. Nominee; Age 42.

Mr. Kelly has been a Senior Advisor at Health Evolution Partners, a private equity firm focused on the health care industry, since August 2008. Beginning in January 2007, Mr. Kelly has also worked as an independent investor and strategic advisor. From August 1995 to December 2006, Mr. Kelly served as a Partner and Managing Director at General Atlantic Partners LLC, a global private equity investment firm focused on growth investing, and prior to that position he worked in the investment banking division of Morgan Stanley & Co. as a member of the mergers, acquisitions and restructuring department. Mr. Kelly is

not a director of any other public company in addition to FICO. Within the last five years, Mr. Kelly served on the following public company boards: InfoSpace, Inc. and Eclipsys Corporation. Mr. Kelly earned an undergraduate degree from the University of Notre Dame.

Mr. Kelly has a strong financial background and would contribute a critical business and corporate development perspective to the Board through his extensive experience with strategic mergers and acquisitions, a key growth opportunity for the Company.

James D. Kirsner. Director since February 2007; Chair of the Audit Committee; Member of the Governance, Nominating and Executive Committee; Age 69.

In 2001, Mr. Kirsner served as a consultant and interim Chief Operating Officer at Tukman Capital Management, an equity management firm. From 1993 until 2001, Mr. Kirsner was the Chief Financial Officer and head of Barra Ventures at Barra, Inc., an investment risk management services company. From 1967 until 1993, Mr. Kirsner was an audit professional with Arthur Andersen LLP, an international accounting and consulting firm. Mr. Kirsner was a partner in the firm from 1977 until his retirement in 1993. Mr. Kirsner is a director at the following public company in addition to FICO: Advent Software, Inc. Within the past five years, Mr. Kirsner has also served on the board of the following public company: Bank of Marin Bancorp, and he previously served on the board of Ask Jeeves, Inc. Mr. Kirsner received his undergraduate and master's degrees from Wharton School of Business at the University of Pennsylvania.

Mr. Kirsner brings extensive financial and accounting expertise to the Board of Directors. He serves as Chair of the Company's Audit Committee and is qualified as an "audit committee financial expert" as defined under SEC guidelines. His significant public accounting, investment, and audit committee experience provide Mr. Kirsner with the financial acumen and leadership skills necessary to serve as Chair of our Audit Committee. He also serves on another publicly-traded board in the software industry, which provides us with additional valuable perspectives on our industry and on issues affecting similarly-situated publicly-traded companies.

William J. Lansing. Director since February 2006; Age 54.

Since January 2012, Mr. Lansing has served as the Company's Chief Executive Officer. From February 2009 through November 11, 2010, Mr. Lansing served as Chief Executive Officer and President at Infospace, Inc. From 2004 until 2007, Mr. Lansing served as Chief Executive Officer and President at ValueVision Media, Inc. From 2001 to 2003, he served as a General Partner at General Atlantic LLC, a global private equity firm. From 2000 to 2001, he was Chief Executive Officer at NBC Internet, Inc., an integrated Internet media company. From 1998 to 2000, he served as President, then as Chief Executive Officer at Fingerhut Companies, Inc., a direct marketing company. From 1996 to 1998, he was Vice President, Corporate Business Development at General Electric Company. In 1996, he was Chief Operating Officer/ Executive Vice President at Prodigy, Inc. From 1986 through 1995, Mr. Lansing worked with McKinsey & Company, Inc. Within the past five years, Mr. Lansing also served on the board of the following public companies: RightNow Technologies, Inc., Digital River, Inc., InfoSpace, Inc. and ValueVision Media, Inc. He holds an undergraduate degree from Wesleyan University and a J.D. from Georgetown University.

Mr. Lansing is the only member of management who serves on our Board of Directors. As our Chief Executive Officer, Mr. Lansing has extensive, first-hand knowledge of our corporate strategy, business units, operations, and employees, as well as the opportunities, risks and challenges faced by our Company. Mr. Lansing brings to his roles as an executive officer and director an extensive background in management through his past chief executive officer and other senior management positions held at various companies. His experience in the technology industry, particularly in the areas of the Internet and e-commerce, provides significant value across several of our business units.

Rahul N. Merchant. Director since February 2010; Member of the Compensation Committee; Age 56.

Since April 2012, Mr. Merchant has served as New York City's first Citywide Chief Information and Innovation Officer and as Commissioner of the Department of Information, Technology and Telecommunications. From 2009 to April 2012, Mr. Merchant was a partner at Exigen Capital, a private equity firm based in New York City. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief

Information Officer and Member of the Executive Committee at Fannie Mae. In this role, he led and transformed the Technology and Operations groups. From 2000 until 2006, Mr. Merchant was Senior Vice President and Chief Technology Officer at Merrill Lynch & Co. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Within the past five years, Mr. Merchant has served on the board of the following public companies: Level 3 Communications, Inc. and Sun Microsystems, Inc. Mr. Merchant holds an undergraduate degree from Bombay University and master's degrees from Memphis University and Temple University.

Mr. Merchant brings over 30 years of experience in management, operations, and information technology to the Board of Directors through the variety of leadership positions he has held in both the private and public sectors. His experience as a former member of the Executive Committee of Fannie Mae gives him particular insight into the needs of and challenges faced by one of the key markets our Company serves.

David A. Rey. Director since October 2011; Member of the Audit Committee; Age 62.

From December 2008 to May 2011, Mr. Rey served as Executive Vice President and Chief Client Relationship Officer of UnitedHealth Group. From 1972 until 2008, Mr. Rey was an employee and then partner at Accenture (previously Andersen Consulting and Arthur Andersen & Co.), a global consulting firm. Mr. Rey served as both the Global Managing Partner of the healthcare industry practice and, as a Senior Managing Partner, led Accenture's large client relationship development program. Mr. Rey does not serve on any other public board in addition to FICO nor has he served on any public boards in the past five years. Mr. Rey holds an undergraduate degree from the University of California.

Mr. Rey brings financial reporting and accounting expertise to the Board of Directors, as well as global, cross-industry experience in developing and sustaining the kind of large client relationships that increasingly drive our Company's business growth. Mr. Rey's strong financial background qualifies him as an "audit committee financial expert" as defined under SEC guidelines, and as such, he serves on the Company's Audit Committee. He has particular expertise with respect to analytic and other needs of the healthcare industry, which represents a key market opportunity for our Company.

Duane E. White. Director since 2009; Chair of the Compensation Committee; Member of the Governance, Nominating and Executive Committee; Age 57.

Since 2006, Mr. White has served as a Managing Director at Polihua Holdings LLC, a consulting firm working with companies in the financial services and healthcare industries. Through his position with Polihua Holdings, Mr. White was a consultant to Total System Services, Inc. ("TSYS"), leading TSYS's healthcare initiatives, and continued this role in an employee capacity as President of TSYS's healthcare division commencing in June 2007. Mr. White ceased to be an employee at TSYS on January 31, 2009, but continued to work with this company as a consultant through Polihua Holdings until April 2011. From 2002 to 2006, Mr. White was with UnitedHealth Group ("UHG") as Chief Operating Officer for Exante Financial Services, a financial services start-up company within UHG. Prior to UHG, Mr. White served as Director of the specialty finance group at Marquette Financial Companies from 2000 to 2002, as Executive Vice President of corporate services at Arcadia Financial Ltd. from 1997 to 2000 and as President of the mortgage subsidiary of First Bank System (now US Bancorp) from 1993 to 1996. Currently, Mr. White does not serve on any other public board in addition to FICO. Mr. White received an undergraduate degree from the University of Wisconsin — Eau Claire and an M.B.A. from Harvard University.

Mr. White brings extensive experience in the financial services and healthcare industries to the Board of Directors, and he brings valuable insight to the Board from having previously served as a senior leader within large companies where our products and services are highly relevant. Mr. White's proven executive leadership track record has included oversight of sales, operations, technology, human resources and legal functions, allowing him to contribute a broad range of insights to the Board and Compensation Committee.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE OFFICER COMPENSATION

Pursuant to Section 14A of the Exchange Act, the Company seeks a non-binding advisory vote from its stockholders to approve the compensation of our named executive officers as described under "Executive Compensation — Compensation Discussion and Analysis" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

This proposal gives our stockholders the opportunity to express their views on the Company's executive officer compensation. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when making future executive officer compensation decisions.

As we discuss below in our Compensation Discussion and Analysis, we believe that our compensation policies and decisions are designed to deliver a performance-based pay philosophy, are aligned with the long-term interests of our stockholders and are competitive. The Company's principal compensation policies, which enable the Company to attract and retain talented executive officers to lead the Company in the achievement of our business objectives, include:

- We make annual cash compensation decisions based on assessment of the Company's performance against measurable financial goals, as well as each executive's individual performance.
- We emphasize long-term incentive compensation awards that collectively reward executive officers based on individual performance, external and internal peer equity compensation practices, and the executive officer's job responsibilities.
- We have expanded the use of performance-based incentives in fiscal 2012 by delivering approximately one-half of the targeted annual long-term award value to top executives in the form of performance share units.
- We design pay practices to retain a highly talented and experienced senior executive team.
- We require stock ownership by our senior executive officers.

As a result, we are presenting this proposal, which gives you as a stockholder the opportunity to approve our executive officer compensation as disclosed in this proxy statement by voting for or against the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's Proxy Statement for its 2013 Annual Meeting.

We have decided to hold an advisory vote on executive compensation annually until the next vote is held regarding the frequency of stockholder votes on executive compensation. The next advisory vote on executive compensation will be held at our 2014 Annual Meeting.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS BELIEVES THAT THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS IS APPROPRIATE AND RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE NAMED EXECUTIVE OFFICER COMPENSATION AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE COMPENSATION TABLES AND OTHERWISE IN THIS PROXY STATEMENT.

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is the responsibility of the Audit Committee to select and retain independent auditors. Our Audit Committee has appointed Deloitte as our independent auditors for the Company's fiscal year ending September 30, 2013. Although stockholder ratification of the Audit Committee's selection of independent auditors is not required by our Bylaws or otherwise, we are submitting the selection of Deloitte to stockholder ratification so that our stockholders may participate in this important corporate decision. If not ratified, the Audit Committee will reconsider the selection, although the Audit Committee will not be required to select different independent auditors for the Company.

Representatives of Deloitte will be present at the Annual Meeting and will have an opportunity to make a statement and respond to questions from stockholders present at the meeting.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by the Company's independent registered public accounting firm for the fiscal years ended September 30, 2012 and September 30, 2011, for the audit of our annual financial statements and fees for other services rendered by the firm during those respective periods.

	2012	2011
Audit Fees	$2,126,000	$2,094,000
Audit-Related Fees	516,000	486,000
Tax Fees	237,000	257,000
All Other Fees	2,000	2,000
Total	$2,881,000	$2,839,000

Audit Fees. Audit fees consisted of fees for services rendered in connection with the annual audit of our consolidated financial statements, quarterly reviews of financial statements included in our quarterly reports on Form 10-Q, and the audit of internal control over financial reporting. Audit fees also consisted of services provided in connection with statutory audits, consultation on accounting matters and SEC registration statement services.

Audit-Related Fees. Audit-related fees consisted principally of fees for audits of financial statements of employee benefit plans, vendor compliance audits, due diligence related to acquisitions, and fees related to financial and non-financial attestation services (Service Organization Control).

Tax Fees. Tax services consisted of fees for tax consultation and tax compliance services.

All Other Fees. All other fees consisted of fees for access to an online library of accounting and financial reporting literature.

Our Audit Committee considers whether the provision of services other than for audit fees is compatible with maintaining our independent auditor's independence, and has determined that these services for fiscal 2012 and 2011 were compatible. The services described above were approved by the Audit Committee pursuant to Rule 2-01 of Regulation S-X under the Exchange Act.

Policy on Audit Committee Preapproval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for appointing, setting compensation, and overseeing the work of the independent auditors. The Audit Committee has established a policy regarding preapproval of all audit and permitted non-audit services provided by the independent auditors.

On an ongoing basis, management communicates specific projects and categories of service for which it requests the advance approval of the Audit Committee. The Audit Committee reviews these requests and advises

management if the Audit Committee approves the engagement of the independent auditors. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. The Audit Committee may also delegate the ability to preapprove audit and permitted non-audit services to a subcommittee consisting of one or more members, provided that any such pre-approvals are reported on at the next Audit Committee meeting.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2013.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

How does FICO determine if a director is independent?

Our Board of Directors has determined that Messrs. Battle, Graziano, Kirsner, Merchant, Rey and White meet its independence standards, which are set forth in the Corporate Governance Guidelines on our website at *www.fico.com,* and that if he is elected, Mr. Kelly will meet those standards as well. The Board defines an independent director as one who has no material relationship with the Company and its subsidiaries either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. In addition, independent directors must meet the requirements to be considered independent directors as defined under the current rules of the NYSE.

Are there any directors who are not independent or nominees who are not expected to be independent at the time of their election?

Yes. Mr. Lansing is not independent, as he is employed by us as our CEO.

Are there any family relationships between any of the nominees, continuing directors and executive officers of FICO?

No.

How does FICO determine if a transaction includes a related person?

We maintain a written policy for the approval of any related person transactions. A "Related Person," for purposes of our policy, means:

- Any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer or a nominee for director;
- Any person known to be the beneficial owner of more than 5% of our common stock; or
- Any immediate family member of the foregoing persons.

"Immediate family members" include children, stepchildren, parents, stepparents, spouses, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and any other person (other than a tenant or employee) sharing the household of one of these individuals.

Under the Related Persons Transaction Policy, any transaction, arrangement or relationship between us and a Related Person (a "Related Persons Transaction") must be reviewed by the Audit Committee, except that the following transactions, arrangements or relationships are exempt under the policy:

- Payment of compensation by the Company to a director or executive officer of the Company for such person's service to the Company in that capacity;
- Transactions available to all employees or all stockholders of the Company on the same terms; and

- Transactions, which when aggregated with the amount of all other transactions between the Company and the Related Person or any entity in which the Related Person has an interest, involve less than $120,000 in a fiscal year.

In determining whether to approve a Related Persons Transaction, the Audit Committee will also consider the following:

- Whether the terms are fair to the Company;
- Whether the transaction is material to the Company;
- The importance of the Related Persons Transaction to the Related Persons;
- The role the Related Person has played in arranging the Related Persons Transaction;
- The structure of the Related Persons Transaction; and
- The interests of all Related Persons in the Related Persons Transaction.

We will only enter into a Related Persons Transaction if the Audit Committee determines that the Related Persons Transaction is beneficial to the Company, and the terms of the Related Persons Transaction are fair to the Company.

Did any Related Persons Transactions occur during fiscal 2012?

No.

BOARD MEETINGS, COMMITTEES AND ATTENDANCE

What is the leadership structure of the Board of Directors?

The Board of Directors does not have a policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer. The Board of Directors believes that it is in the best interests of the Company for the Board of Directors to make a determination on this matter when it elects a new Chief Executive Officer or Chairman. The Board of Directors has determined that, currently, the most effective leadership structure is to have a separate Chairman of the Board, a position held by Mr. Battle since 2002, and Chief Executive Officer, a position held by Mr. Lansing since January 2012, as it provides us the best access to the judgments and experience of both individuals while providing a mechanism for the Board's independent oversight of management. As a result, the Chairman presides over the meetings of the Board of Directors and the stockholders, and the Chief Executive Officer is allowed more time to focus energies on the management of the Company's business.

What is the Board of Directors' role in risk oversight?

Our management is responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing the Company's risk exposures. Our Board of Directors' responsibility is to monitor the Company's risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The Audit Committee of the Board of Directors has been monitoring management's responsibility in the area of risk oversight. Accordingly, our internal risk management team regularly reports to the Audit Committee on our major risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. The Audit Committee, in turn, reports on the matters discussed at the committee level to the full Board of Directors.

What committees of the Board of Directors does FICO have?

Our Board has three standing committees: Audit; Compensation; and Governance, Nominating and Executive. All of the members of the committees are independent directors under the NYSE listing standards. Each

committee's charter expressly provides that the committee has the sole discretion to retain, compensate, and terminate its advisors. Current copies of the charters of the three committees are available on our website at *www.fico.com.*

Which directors are on each committee? Who chairs the committees?

Name of Non-employee Director	Audit	Compensation	Governance, Nominating and Executive
A. George Battle		X	C
Nicholas F. Graziano	X		
James D. Kirsner	C		X
Rahul N. Merchant		X	
David A. Rey	X		
Duane E. White		C	X

C = Chair

X = Committee Member

Audit Committee

What is the role of the Audit Committee? How often did it meet in fiscal 2012?

The Audit Committee is appointed by the Board to oversee and assist the Board in overseeing:

- The integrity of our financial statements;
- The qualifications and independence of our independent auditor;
- The performance of our internal audit function and independent auditor; and
- The Company's compliance with legal and regulatory requirements related to financial affairs and reporting.

The Audit Committee has the sole authority to retain, compensate, and replace the independent auditor. During fiscal 2012, the Audit Committee met eight times.

Does the Audit Committee review the audited financial statements with management?

Yes, and on an annual basis it provides an Audit Committee Report wherein it states that it recommends to the Board that the audited financial statements be included in our Annual Report on Form 10-K. The Audit Committee Report for this year follows.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee selects and retains an independent registered public accounting firm as the Company's independent auditor and assists the Board in overseeing (1) the integrity of the Company's financial statements, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditor, and (4) the compliance by the Company with legal and regulatory requirements related to financial affairs and reporting. The Board of Directors has adopted a written charter for the Audit Committee that addresses the responsibilities of the Audit Committee. This charter is available on the "Investors" page of our website at *www.fico.com.*

While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and

applicable legal and other requirements. These are the responsibilities of management and the independent auditor. Additionally, in performing its oversight function, the Audit Committee necessarily relies on the work and assurances of, and information provided by, management and the independent auditor.

Deloitte & Touche LLP ("Deloitte") served as the Company's independent auditor for the fiscal year ended September 30, 2012. In fiscal 2012, the Audit Committee met and held discussions with management and Deloitte on numerous occasions. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and Deloitte the Company's quarterly consolidated financial statements prior to the filing of each Quarterly Report on Form 10-Q and the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012. The Audit Committee discussed with Deloitte matters required to be discussed by Codification of Statements on Auditing Standards, AU Section 380 (Communication with Audit Committees). Deloitte also provided to the Audit Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Deloitte the firm's independence.

Based upon the Audit Committee's discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the report of the independent auditor to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, as filed with the SEC.

Submitted by the Audit Committee:

James D. Kirsner, Chair
Nicolas F. Graziano
David A. Rey

Are all members of the Audit Committee financially literate according to the NYSE standards?

Yes.

Are there any Audit Committee members who meet the SEC standard for being an "audit committee financial expert"?

Yes. All of our Audit Committee members have been determined to be "audit committee financial experts" under the SEC regulations.

Is the Audit Committee charter available on the Internet?

Yes. The Audit Committee Charter is available on our website at *www.fico.com* on the "Investors" page.

Compensation Committee

What is the role of the Compensation Committee? How often did it meet in fiscal 2012?

The Compensation Committee has overall oversight responsibility for the directors' and executive officers' compensation plans and the compensation policies and programs of the Company. Among other responsibilities, the Compensation Committee:

- Reviews and approves the level and terms of the executive officers' annual and long-term compensation;
- Administers our 2012 Long-Term Incentive Plan (the "2012 LTIP"), as well as makes recommendations to the Board of Directors regarding the adoption of other incentive plans;

- Makes recommendations to the Governance, Nominating and Executive Committee with respect to the form and amount of director compensation, and, jointly with the Governance, Nominating and Executive Committee, recommends changes in director compensation to the Board; and
- Monitors compliance by directors and officers with the Company's stock ownership guidelines.

The Compensation Committee met fifteen times in fiscal 2012.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee serves or has served as an officer of the company. No executive officer serves, or in the past has served, as a member of the Board of Directors or Compensation Committee of any entity that has any of its executive officers serving as a member of our Board of Directors or Compensation Committee.

Is the Compensation Committee Charter available on the Internet?

Yes. The Compensation Committee Charter is available on our website at *www.fico.com* on the "Investors" page.

Governance, Nominating and Executive Committee

What is the role of the Governance, Nominating and Executive Committee? How often did it meet in fiscal 2012?

The Governance, Nominating and Executive Committee currently consists of the Chairman of the Board and the chairs of the Audit Committee and Compensation Committee. Among other responsibilities, the Governance, Nominating and Executive Committee:

- Reviews annually with the Board the composition of the Board, the requisite skills and characteristics of new Board members, and the performance and continued tenure of incumbent Board members;
- Seeks individuals qualified to become Board members for recommendation to the Board;
- Develops and recommends to the Board the criteria for identifying and evaluating director candidates, and recommends candidates for election or reelection to the Board;
- Establishes the agenda for each Board meeting in cooperation with the CEO and appropriate senior management;
- Recommends the membership of the Audit and Compensation Committees;
- Reviews and assesses the adequacy of the Corporate Governance Guidelines and recommends any proposed changes to the Board for approval;
- Receives recommendations of the Compensation Committee with respect to the form and amount of director compensation, and, jointly with the Compensation Committee, recommends changes in director compensation to the Board;
- Takes action between meetings, subject to defined limits, with respect to investment, budget and capital and exploratory expenditure matters arising in the normal course of the Company's business; and
- Takes action between meetings, subject to defined limits, to sell, lease, pledge, mortgage or otherwise dispose of property or assets of the Company.

During fiscal 2012, the Governance, Nominating and Executive Committee met nine times.

Is the Governance, Nominating and Executive Committee Charter available on the Internet?

Yes. The Governance, Nominating and Executive Committee Charter is available on our website at *www.fico.com* on the "Investors" page.

How many times did the Board of Directors meet in fiscal 2012? What is the attendance record of the directors?

During fiscal 2012, the Board of Directors met seven times. Each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board on which he or she served. Health permitting, all Board members are expected to attend our Annual Meeting. All directors that were serving on the Board at that time attended the 2012 Annual Meeting.

What do I do if I want to communicate with members of the Board of Directors?

Stockholders and other interested parties may communicate with non-employee directors by sending written communications to the Board of Directors or specified individual directors by addressing their communications to the Corporate Secretary, Fair Isaac Corporation, 181 Metro Drive, Suite 700, San Jose, California 95110. The communications will be collected by the Corporate Secretary and delivered, in the form received, to the presiding director, or, if so addressed, to a specified director.

Do the independent members of the Board of Directors meet in executive sessions?

Our Corporate Governance Guidelines provide that independent directors will meet in executive session without the Chief Executive Officer or other management present at each regular Board meeting. A. George Battle, the Chairman of the Board, is independent and presides at executive sessions held in accordance with our Corporate Governance Guidelines.

DIRECTOR COMPENSATION FOR FISCAL 2012

The table below summarizes the compensation paid by the Company to each non-employee director for the year ended September 30, 2012.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[10, 11] (c)	Option Awards ($)[10, 12] (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
A. George Battle	130,000[1]	—	163,875	—	—	—	293,875
Nicholas F. Graziano	61,000[2]	81,216	81,951	—	—	—	224,167
James D. Kirsner	79,000[3]	81,216	81,951	—	—	—	242,167
William J. Lansing	15,000[4]	—	—	—	—	—	15,000
Rahul N. Merchant	60,000[5]	—	163,875	—	—	—	223,875
David A. Rey	65,000[6]	—	293,700	—	—	—	358,700
Duane E. White	73,250[7]	77,980	85,215	—	—	—	236,445
Alex W. Hart	22,000[8]	—	—	—	—	9,312[13]	31,312
Margaret L. Taylor	32,500[9]	—	—	—	—	14,300[13]	46,800

(1) Includes $120,000 annual chairman retainer paid quarterly to Mr. Battle during fiscal 2012. Also includes $5,000 for acting as selection committee chair in connection with our CEO search and $5,000 for eight selection committee meetings and interviews.

(2) Includes $60,000 annual retainer paid quarterly to Mr. Graziano during fiscal 2012. Also includes $1,000 for his role in the CEO interview process.

(3) Includes $75,000 annual and audit committee chair retainers paid quarterly to Mr. Kirsner during fiscal 2012. Also includes $4,000 for six selection committee meetings and for his role in the CEO interview process.

(4) Represents one quarter of Mr. Lansing's annual $60,000 retainer earned prior to Mr. Lansing's election to CEO.

(5) Represents the annual retainer paid quarterly to Mr. Merchant during fiscal 2012.

(6) Mr. Rey's "Fees Earned or Paid in Cash" includes $30,000 in annual retainer fees foregone by Mr. Rey to receive 2,288 stock options instead. The amount recognized for financial statement reporting purposes in fiscal 2012 with respect to such options, which was $29,996, is excluded from the "Options Awards" column. Also included in this column is $30,000 in annual retainer fees paid in cash to Mr. Rey quarterly during fiscal 2012 and $5,000 for eight selection committee meetings and for his role in the CEO interview process.

(7) Includes $56,250 prorated annual and compensation committee chair retainers as Mr. White assumed the chair role in February 2012. Also includes: $15,000 paid as his annual retainer prior to his assuming the chair role, $2,000 for his role in the CEO interview process and for additional extraordinary compensation committee work.

(8) Includes a prorated annual retainer paid through Mr. Hart's retirement from the board in February 2012 and $2,000 for his role in the CEO interview process and for additional extraordinary compensation committee work.

(9) Includes prorated annual and compensation committee chair retainers paid through Ms. Taylor's retirement from the board in February 2012, $5,000 for eight selection committee meetings and interviews, and $2,500 for additional extraordinary compensation committee work.

(10) The amounts in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. For information on the assumptions used to calculate the value of the awards, refer to Note 14 of the Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, as filed with the SEC.

(11) As of September 30, 2012, the restricted stock unit awards outstanding for each director are as follows: Mr. Battle — 0; Mr. Graziano — 2,083; Mr. Kirsner — 2,083; Mr. Merchant — 0; Mr. Rey — 0; Mr. White — 2,000. Mr. Lansing's outstanding equity is contained in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table below.

(12) As of September 30, 2012, the option awards outstanding for each director are as follows: Mr. Battle — 137,000; Mr. Graziano — 20,001; Mr. Kirsner — 84,251; Mr. Merchant — 52,750; Mr. Rey — 32,288; Mr. White — 49,000. Mr. Lansing's outstanding equity is contained in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table below.

(13) Amounts represent retirement gifts given in recognition of Mr. Hart's and Ms. Taylor's long-standing tenure on the board.

How were non-employee directors compensated for fiscal 2012?

The following compensation components were paid to our non-employee directors for service during fiscal 2012:

- Annual retainer fees;
- An equity grant upon initial election to the Board; and
- An annual equity grant.

Beginning with the 2012 Annual Meeting, our compensation program for non-employee directors is as described below.

Each non-employee director is entitled to receive an annual retainer fee as follows: $120,000 for the Chairman, $75,000 for the chairs of our Audit and Compensation Committees, and $60,000 for all other non-employee directors. Each non-employee director has the right, prior to each Annual Meeting, to elect to receive some or all of his annual retainer fees in the form of nonqualified stock options instead of cash, on the same terms as the annual grants to non-employee directors, described below. A director who elects to receive some or all of his or her annual retainer in the form of a stock option receives an option to purchase a number of shares equal to the amount of the retainer or portion of the retainer being converted divided by the Black-Scholes value on the date of grant.

Upon initial election to the Board, each non-employee director is entitled to receive 30,000 nonqualified stock options subject to three-year ratable vesting. The director is able to elect to convert up to 50% of these stock options to restricted stock units subject to three-year ratable vesting at a rate of one restricted stock unit for every three stock options so converted. Annual equity grants made to non-employee directors are in the form of 12,500 nonqualified stock options subject to one-year cliff vesting. Each director is able to elect to convert up to 50% of these stock options to restricted stock units subject to one-year cliff vesting at a rate of one restricted stock unit for every three stock options so converted. Equity awards granted upon an Annual Meeting that are subject to vesting will vest upon the dates of successive Annual Meetings.

Are there stock ownership guidelines for the directors?

Yes. Our policy requires non-employee directors to own outright 1,000 shares of FICO stock within 12 months of beginning service on the Board, and to hold 10,000 shares within five years of beginning service on the Board. For purposes of satisfying these stock ownership guidelines, the 1,000 shares that are to be owned within 12 months of initial election or appointment may include only outstanding shares free of any restrictions that are held by the non-employee director personally, and the 10,000 shares that are to be owned within five years of initial election or appointment may include any of the following shares or share equivalents held by the non-employee director, by members of his or her immediately family, in trust for his or her benefit, in a trust or estate controlled by him or her or of which he or she is settler or administrator, or in an account maintained by him or her under a personal or employer savings plan: (i) outstanding shares free of any restrictions, (ii) outstanding shares subject to restrictions so long as the lapse of the restrictions is contingent only on the passage of time and the non-employee director's continued service on the Board, (iii) shares subject to restricted stock units so long as the vesting of such units is contingent only on the passage of time and the non-employee director's continued service on the Board, and (iv) the share equivalent value of vested but unexercised stock options. All of the current directors meet the stock ownership guidelines.

Are the directors covered by any insurance policies?

Yes. Directors are covered under our director and officer liability insurance policies for claims alleged in connection with their service as directors. We have entered into indemnification agreements with all of our directors agreeing to indemnify them to the fullest extent permitted by law for claims alleged in connection with their service as directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

As administered by our Compensation Committee (the "Committee"), our compensation program seeks to closely link the financial interests of our Company's executives with those of our stockholders. The program reflects a performance-based pay philosophy which we believe contributed to the achievement of strong fiscal 2012 Company results, including the following:

- Revenue growth of 9%;
- Net income growth of 29%; and
- GAAP earnings per share growth of 42%.

Compensation Highlights

Emphasis on Pay for Performance

- Base salaries for executive officers remained largely flat;
- Cash compensation increasingly weighted toward short-term cash incentives, with plan funding based upon Company performance and individual awards linked closely to individual performance;
- Emphasis on long-term incentives to align executives' interests with those of our stockholders, and shift towards vehicles the value of which depends on both meeting the Company's financial performance targets and increases in our stock price.

Competitive Pay Packages

- Target total direct compensation at the median among the companies with which we compete for executive talent, with pay above that level where strong performance or prior experience warrants higher pay;
- Equity-based long-term incentive grants upon commencement of employment to attract top candidates and immediately provide significant alignment of the executive's interests with those of our stockholders.

Quality Pay Practices and Policies

- No single-trigger accelerated vesting or payment for equity awards upon a change in control;
- Executive stock ownership guidelines that encourage ownership and further align our executives' interests with those of our stockholders;
- Annual peer group review with appropriate adjustments to ensure valid comparisons;
- No tax gross-ups allowed except in relation to relocation benefits and required spousal travel;
- Independent compensation consultant engaged by the Committee does not provide any other services to the Company.

Overview of Fiscal 2012 Compensation Program

In making compensation decisions at the outset of fiscal 2012 and throughout the year, the Committee sought to reinforce the linkage between Company performance and executive compensation. In keeping with this objective, base salaries for executive officers in fiscal 2012 continued to remain flat as part of the movement to

rebalance the mix of compensation elements to more prominently feature performance-based cash incentives and equity. Our Chief Financial Officer was the only continuing named executive officer to receive a salary increase for fiscal 2012, and newly hired named executive officers received a base salary equal to or lower than their predecessors' base salaries.

Short-term cash incentive award levels increased in fiscal 2012 compared to prior years in large part due to strong Company financial performance. At the beginning of the fiscal year, our Board of Directors approved a revenue target of $655 million and a net income target of $95 million. These performance metrics were used by the Committee to determine funding of the fiscal 2012 bonus pool and to drive sustainable top and bottom line growth, balancing both short and longer term considerations. Our fiscal 2012 results of $671 million in revenue and $97 million in net income exceeded both targets. Individual award levels also reflected strong individual performance by our named executive officers in fiscal 2012.

To align executive interests with the creation of stockholder value, equity-based incentive compensation represents a substantial portion of total compensation, and we have shifted the mix of equity awards toward those that are performance-based instead of simply time-vested. Long-term incentive awards to executive officers in fiscal 2012 were granted in December 2011 as part of the Company's annual year-end performance review and compensation process. The Committee made use of the new flexibility provided by the 2012 LTIP, which allows for performance-based awards in a variety of equity formats, when it delivered approximately one-half of the targeted annual long-term award value to top executives in the form of performance share units ("PSUs"), which were designed to reward the achievement of established revenue and net income goals. The remaining one-half of targeted annual long-term award value took the form of non-qualified stock options of which, as in previous years, up to one-half could be exchanged in advance of the grant effective date for time-vested restricted stock units ("RSUs) on a three-for-one basis. The Committee also approved one-time RSU awards for senior executives, covering 75,000 shares in aggregate and vesting ratably over four years, to facilitate adoption of this performance-based design shift.

In addition to the long-term incentive awards granted as part of the Company's annual year-end performance review and compensation process, the Committee made a number of equity awards in fiscal 2012 to executive officers who were new to the Company or newly promoted to their positions. These new hire and promotion awards are intended to rapidly align our stockholders' interests and those of new executive officers, and in the case of external hires, to induce offer acceptance.

Named Executive Officers for Fiscal 2012

Our named executive officers for fiscal 2012 consist of the following persons, representing the two persons who served as our Chief Executive Officer during the fiscal year, the person who served as our Chief Financial Officer during the fiscal year, the three most highly paid executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of fiscal 2012, and one other person who would have been included in the latter category but for the fact that she was not serving as an executive officer at fiscal year-end 2012:

- William Lansing, Chief Executive Officer,
- Dr. Mark Greene, former Chief Executive Officer,
- Michael Pung, Executive Vice President and Chief Financial Officer,
- Charles Ill, Executive Vice President, Sales, Services and Marketing,
- James M. Wehmann, Executive Vice President, Scores,
- Dr. Stuart C. Wells, Executive Vice President and Chief Technology Officer, and
- Deborah Kerr, former Executive Vice President and Chief Technology Officer.

Chief Executive Officer

Dr. Greene retired from his position as Chief Executive Officer in January 2012, at which time he was succeeded by Mr. Lansing. Mr. Lansing had served on the Company's board of directors for six years prior to his appointment as Chief Executive Officer and had been extensively involved in the Company's business strategy and planning during that time. He also brought to the role prior public company CEO experience, including business experience in the Company's industry.

In connection with Mr. Lansing's appointment as Chief Executive Officer, the Company entered into a Letter Agreement with him that set forth the terms of his compensation arrangements, which is described in detail later in this proxy statement. In negotiating the compensation package, the Committee considered both market competitive practices and the compensation the Company had been paying to Dr. Greene as Chief Executive Officer. The Letter Agreement provides for an initial annual base salary of $675,000, which is the same as Dr. Greene's annual base salary at the time of his retirement, and eligibility to receive a cash incentive award payable from 0% to 200% of his annual base salary at the rate in effect at the end of such fiscal year, with a target equal to 100% of his annual base salary, which is also the same cash incentive arrangement that was applicable to Dr. Greene. For fiscal 2012, Mr. Lansing's Letter Agreement guaranteed him a cash incentive payout equal to the target amount prorated for a partial year of service.

Under the Letter Agreement, Mr. Lansing also received an equity grant upon the commencement of his employment consisting of an option to purchase 300,000 shares, half of which he elected to convert prior to the grant date to RSUs on a three-for-one basis, and a PSU award with a target value of 50,000 shares and a maximum value of 100,000 shares. In light of Mr. Lansing's role as a director of the Company before becoming an executive officer, the terms and performance goals of Mr. Lansing's fiscal 2012 PSU award were the same as those applicable to the PSU awards made to the incumbent executive officers in December 2011. In determining the size and composition of the equity award, the Committee considered the importance of creating an immediate, material alignment of Mr. Lansing's interests with those of our stockholders, both in terms of granting him a significant ownership stake in the Company and in terms of emphasizing equity vehicles that are closely linked to the Company's financial performance and stock price, and also considered market practices for inducement awards to a top executive. In light of those objectives, the Committee followed its established approach for equity awards made to new executive officers of granting awards that typically carry two to three times the value of a standard annual award that would be made to a person in that role with a mix of award types.

The graph below illustrates the strong performance emphasis on Mr. Lansing's targeted fiscal 2012 compensation package. The information is presented on a full-year annualized basis, valuing one-third of his new hire long-term incentive award in year one:

FY12 Targeted Annualized Compensation (CEO)



In connection with Dr. Greene's retirement as Chief Executive Officer, the Company entered into a Transition Agreement with him pursuant to which he would serve as Advisory Council Chair for a period extending beyond the end of fiscal 2012 and receive an annual base salary of $250,000 in that role. In consideration for his execution of a release of claims against the Company, his compliance with the terms of the Transition Agreement

(which includes non-solicitation and non-disparagement provisions) and other agreements in effect between him and the Company, and his cooperation in the transition of his duties, he is also entitled to retention pay and benefits outlined later in this proxy statement.

Determination of Compensation

Overview

To implement our compensation philosophy, our compensation program consists of three key elements: base salary, short-term cash incentives and long-term equity incentive awards. The factors considered in determining each compensation element include, but are not limited to, the following:

- The executive's performance compared to his or her goals and objectives;
- The qualifications of the executive and his or her potential for development and performance in the future; and
- The position of the executive's total compensation, and each element thereof, in relation to the market median for comparable jobs at companies with whom we compete for executive talent and in relation to other positions at our Company.

Committee Process

Members of executive management participate in the Committee's meetings at the Committee's request. Management's role is to contribute input and analysis which the Committee considers in making its decisions. Management does not participate in the final determination of the amount or form of executive compensation to be paid to the members of executive management. However, the Committee relies heavily on the insights of our CEO and Chief Human Resources Officer in determining compensation for the executive officers, other than the CEO. The Committee also consults with its outside compensation consultant prior to making a final determination of the compensation for executive officers. Prior to making decisions impacting executive compensation, the Committee refers to comprehensive statements prepared by management that reflect the amount and elements of each executive's total compensation.

The Committee leads an annual performance review process of the CEO in connection with the determination of his compensation. As part of this process, one or more Committee members and/or the Chairman of the Board meet with each senior executive to discuss the CEO's performance using a structured interview approach. In addition, each Board member completes a written evaluation form for the CEO and submits it to the Committee. Based on these interviews and written evaluations, as well as on its own determinations regarding the CEO's performance, the Committee prepares a final performance review for the CEO. The Committee then submits a recommendation for the CEO's compensation to the Board for discussion. Following such discussion, the Committee finalizes its determination of the CEO's compensation and informs the CEO of such determination, together with the final performance review.

Peer Group Analysis

In connection with our fiscal 2012 executive compensation program, the Committee reviewed summaries prepared by management reflecting current and proposed base salary, cash incentive and equity award levels for our incumbent executives. Each element was analyzed relative to survey data published in the Towers Watson Executive Compensation DataBank (2011), which reflects compensation provided by a broad range of companies that can be broken down by industry grouping. Comparisons were made against the 789 companies in the General Industry grouping of the survey and against the 30 companies in the Technology, Hardware, Semiconductors, Software Products and Services Industry grouping of the survey. Data were size-adjusted for our annual revenue using regression analysis.

As a second source of market competitive information, the Committee also considered data from a more specific group of 22 peer companies that were selected as being similar in size to the Company and operating in

the application software and data processing/outsourced services sub-industries within the Global Industry Classification Standard taxonomy. The composition of the peer group is reviewed annually, with adjustments made as the Committee, with the assistance of its compensation consultants, believes is appropriate to maintain comparability within the employment marketplace. The 22 peer companies used in the fiscal 2012 compensation process are as follows:

ACI Worldwide	JDA Software Group
Advent Software	Mentor Graphics
ANSYS	MicroStrategy
Autodesk	NetScout Systems
Blackbaud	Nuance Communications
Cadence Design Systems	Parametric Technology
Citrix Systems	Pegasystems
Compuware	Quest Software
FactSet Research Systems	Synopsys
Informatica	TIBCO Software
Jack Henry & Associates	Total System Services

The Committee considered this survey and peer group information in addition to the factors described above when setting the compensation levels for our executives for fiscal 2012. In particular, the Committee aimed to set the total direct compensation paid to each executive at the market median as reflected in the survey data provided by Towers Watson and, where the value of an individual's performance or, in the case of new hires, prior experience warrant, above that level.

Use of Consultants

The Committee uses outside compensation consultants to assist it in analyzing our Company's compensation programs and assessing market levels of compensation. For the first part of fiscal 2012, the Committee engaged Towers Watson to provide market compensation data, input on final compensation levels for each executive officer and analysis of the constitution of our peer group, as described above. In July 2012 the Committee engaged Compensia to perform the annual analysis Towers Watson had been performing, starting with compensation levels for executive officers for fiscal 2013. In addition, Compensia re-evaluated the constitution of our peer group and conducted a study of board compensation practices. The Committee viewed this change in independent consultants as appropriate given the previously long tenure of its relationship with Towers Watson and the fact that Compensia worked closely with many technology companies with large West Coast-based workforces, similar to that of the Company.

Stockholder Vote

At our last Annual Meeting of Stockholders held on February 7, 2012, we asked our stockholders to approve, by advisory vote, the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosures contained in our proxy statement for that Annual Meeting. The proposal was approved by our stockholders with approximately 97% of the votes cast being "for" approval. In light of the overwhelming approval of our executive compensation practices by our stockholders, the Committee has maintained those practices over the past year. The Committee continues to evaluate and adjust the Company's compensation practices as it deems appropriate to advance the best interests of the Company and its stockholders.

Elements of Compensation

The fiscal 2012 executive compensation program consisted of three key elements: (1) base salary; (2) short-term cash incentives; and (3) long-term incentives in the form of stock options, PSUs and RSUs. We do not use a specific formula to determine the mix between compensation elements but instead attempt to achieve an appropriate balance between short-term cash compensation and long-term equity compensation while reflecting market competitive levels tied to role structure and the performance level of the executive officer as measured against individual goals closely linked to Company performance.

Compensation Element	Purpose and Philosophy
Base Salary	• Provides executive officers with financial stability and predictable cash flow; • Determined by evaluating base salaries of comparable roles within peer group companies and the broader marketplace.
Short-Term Cash Incentives	• Rewards the achievement of annual Company and individual performance goals; • Expressed as a targeted percentage of base salary with this percentage indexed to peer group companies and the broader marketplace; • Participant may earn between zero and 200% of target, depending both upon Company and individual performance.
Long-Term Incentives	• Directly links a significant portion of total executive officer compensation to the market value of Company stock, while promoting retention through multi-year vesting; • Stock options carry an exercise price equal to the fair market value of our stock on the date of grant such that value is only created for the holder to the extent our stock price rises from the date of grant; • Performance Share Units (PSUs) are earned based upon the extent to which Company financial targets are achieved with as few as zero and as many as 200% of targeted PSUs possible. Earned shares are then subject to multi-year vesting, promoting continued linkage to Company stock price while promoting retention; • Restricted Stock Units (RSUs) represent a more stable equity-based compensation vehicle, ensuring linkage to Company stock price performance while promoting retention over a multi-year vesting period.

Base Salary

Base salaries for executive officers are determined by reviewing and comparing salaries and the corresponding job descriptions offered for similar positions in the survey data provided by our outside compensation consultant, as described above. The Committee generally uses the market median reflected in this data as a reference point. However, as with the other elements of total compensation, the Committee retains full discretion to set base salaries depending on the particular circumstances. Because the base salary is a part of the total compensation package that is designed to attract, retain and motivate executives, all factors that are considered in setting the other elements of an executive's total compensation may be considered by the Committee in determining base salary.

Only one of our continuing named executive officers experienced an increase in base salary as part of the Company's annual year-end performance review and compensation process in November 2011. Mr. Pung, our Executive Vice President and Chief Financial Officer, received an increase of 6.7%, related to market competitive analysis and strong individual performance. Of the three new named executive officers who took office in fiscal 2012, two received the same annual base salary that their respective predecessors had received, and one received an annual base salary slightly below that of his predecessor. This conservative approach reflects the Committee's continued commitment to favor incentive compensation elements directly linked to the achievement of targeted financial goals and the creation of stockholder value.

Short-Term Cash Incentives

We offer a short-term incentive opportunity in the form of cash incentive awards to all of our executive officers. These incentive awards are paid from a single, centralized pool that supports short-term cash incentive payments made to our executive officers under our Management Incentive Plan and to other eligible employees under our Broad-Based Incentive Plan.

A participant's payout under our cash incentive plans is calculated as follows:

Budget Factor	x	Company Performance Factor	x	Participant Performance Factor	x	Participant Target %	x	Participant Base Salary	=	Cash Incentive Payout

Budget Factor	=	The budgeted level of bonus pool funding in the fiscal year's operating plan divided by the aggregate amount of plan participants' target-level awards (i.e., Participant Target % x Participant Base Salary). Fiscal year 2012 = 75%
Company Performance Factor	=	A value ranging from 0 to 133%, reflecting the extent to which Company revenue and net income targets are achieved. Fiscal year 2012 = 105.5%
Participant Performance Factor	=	A value ranging from 0 to 200% reflecting the extent to which individual participant performance goals were achieved.
Participant Target %	=	The percentage of each participant's annual base salary that represents a target cash incentive payout amount, as determined by market competitive practices.

As an illustrative example, a participant with an annual base salary of $200,000, a Participant Target % of 50% of base salary, and a Participant Performance Factor of 125% would have received a cash incentive payout of $98,906 for fiscal 2012.

The Budget Factor was 75% in fiscal 2012, meaning that if the Company achieved target levels of revenue and net income, a plan participant could expect to receive 75% of his or her targeted bonus amount (Participant Target % multiplied by Participant Base Salary) unless such amount was adjusted upward or downward based on his or her Participant Performance Factor. Reflecting challenging market conditions, short-term cash incentive award funding levels in fiscal years 2008 through 2010 had been conservative and well below market competitive levels. Starting in fiscal 2011, as market conditions and Company performance began to improve, the Committee instituted a multi-year plan to return short-term cash incentive award funding to market competitive levels. In fiscal 2011, the Company's Budget Factor was 50%, and the Committee planned for a Budget Factor of 75% in fiscal 2012 as a significant increase in cash incentive payouts. For fiscal 2013, the Committee has set the targeted funding such that the Budget Factor will be 100%.

The Committee used the funding curve expressed below to determine the actual size of the bonus pool:

Financial Metric	Threshold Funding Level	Targeted Funding Level	Maximum Funding Level	Actual Performance*
Revenue	≤$620 million	$655 million	≥$670 million	$671 million
Net Income	≤$84 million	$95 million	≥$105 million	$97 million
Company Performance Factor	0%	100%	133%	105.5%

* The financial results were calculated by excluding the impact of fiscal year acquisitions from the revenue number and excluding the net impact of fiscal year acquisitions and one-time restructuring costs from the net income number.

Where Company results fall between funding levels, the Committee has discretion in determining the Company Performance Factor. In fiscal 2012, both revenue and net income exceeded the target, and revenue performance was above the amount that would trigger maximum funding. In light of these results, the Committee determined that the Company Performance Factor was 105.5%. In conjunction with the 75% Budget Factor, the cumulative impact of Company-wide adjustments affecting payouts made to all participants in the pool was a multiplier of 79%, equal to the product of 75% and 105.5%.

The Participant Performance Factor is a function of the extent to which individual performance goals are achieved. These goals can include Company-wide metrics as well as business unit metrics and goals that are highly specific to the functions over which the individual has primary responsibility. The CEO's goals are established by the Committee after considering input from each outside director, and the CEO's individual performance evaluation is completed annually by the Committee. Individual performance goals for the executive officers other than the CEO are established by the CEO, and evaluations for those executives are completed annually by the CEO and reviewed by the Committee. If an executive receives either of the lowest two overall performance ratings on a five-point scale, his or her cash award will generally be reduced to zero. Conversely, if an executive receives the highest overall performance rating, his or her cash award could be increased to as much as two times the target amount. Distribution guidelines applicable to the Participant Performance Factor ensure that participants in the short-term cash incentive program are not all ranked on the high or low end of the five-point scale but are instead distributed above and below the target levels. Discretion can be exercised to make adjustments within the five-point scale.

As provided in their respective employment agreements, Mr. Lansing's Participant Target % is 100% of annual base salary, and the other named executive officers each have a Participant Target % of 50% of annual base salary. These target percentages represent market competitive levels for executives in their respective roles.

The three named executive officers who were new to our Company in fiscal 2012 each received a guaranteed minimum cash incentive payout as part of their employment agreements: Mr. Lansing was guaranteed $450,000, and each of Mr. Wehmann and Dr. Wells was guaranteed $100,000. The other two named executive officers who received a cash incentive payout for fiscal 2012 received high Participant Performance Factors such that their payouts approximated their target payouts calculated with respect to Participant Target % and annual base salary. Mr. Pung's high Participant Performance Factor was largely driven by effective expense controls in a year that included two acquisitions, which contributed to significant growth in net income. Mr. Ill's high Participant Performance Factor was largely driven by the contributions he made to our strong revenue results in his leadership role with sales, services and marketing.

Long-Term Equity Incentives

The third key element of our executive compensation program for fiscal 2012 was long-term incentive equity awards. This component of compensation is used to drive achievement of the Company's financial targets while linking compensation to the market value of our Company's common stock. The annual awards received by the named executive officers in fiscal 2012 consisted of stock options, up to one half of which could be converted into RSUs at the executive's election prior to grant, and PSUs. In addition, the executive officers received a one-time grant of RSUs in fiscal 2012.

In determining annual awards for fiscal 2012, the Committee established a range of awards for each named executive officer based on market data and analysis provided by our outside compensation consultant and described above under *"Determination of Compensation — Peer Group Analysis."* The placement of any given award within that market-determined range was based largely on job responsibilities and individual performance during the prior fiscal year, or for newly hired executives, their prior experience and the Committee's desire to quickly align their interests with those of our stockholders. The Committee also considered other factors in determining the actual awards based on particular circumstances for each executive officer, such as internal pay equity and concerns about retention risk.

The Committee permits executives and certain other senior level employees to designate a portion of annual equity awards granted to them to be in the form of RSUs rather than stock options. The primary reason for this practice is to maximize the perceived value of equity awards among employees while maintaining an economically equivalent impact to the Company. The maximum portion of an equity award that a senior executive may elect to receive in the form of RSUs is 50% of the stock option shares designated for grant. The portion of an equity grant that an executive elects to receive in the form of RSUs is converted from stock options using a valuation ratio of one RSU for every three shares subject to a stock option. Stock options and RSUs granted by the Committee generally vest in four equal annual installments beginning on the first anniversary of the grant date.

The annual equity awards granted by the Committee in previous years typically consisted of a mix of stock options, some of which could be converted into RSUs as described above, and time-vested RSUs. Fiscal 2012 was the first year that PSUs were included in the award mix, representing one-half of the targeted annual equity grants made in December 2011 to the Company's executive officers. The Committee introduced the PSUs to motivate top performance from its executives and to further align the Company's compensation practices with those of its peers. The awards contained threshold, target and maximum performance levels. The number of performance shares deemed earned at the end of fiscal 2012 reflected 160% of the target amounts, which was calculated on the basis of the Company's strong performance in fiscal 2012 relative to revenue and net income metrics approved by the Committee. In accordance with the PSU earnings model below, performance on the 50% weighted revenue component of the fiscal 2012 PSU model of $671 million (excluding the impact of fiscal year acquisitions) yielded 200% funding of that component, and performance on the 50% weighted net income component of $97 million (excluding the net impact of fiscal year acquisitions and one-time restructuring costs) yielded 120% funding of that component.

Revenue Performance ($Mil)



Net Income Performance ($Mil)



PSUs are earned on the basis of a one-year performance period but vest over the four years following the date of grant. This structure allows the Committee to reward performance for a time period over which the Company has visibility, but creates long-term alignment with stockholders and retention incentives by distributing the payout over an additional three years.

The Committee has the discretion to make grants outside of the annual cycle for special purposes and to executives newly hired or promoted. Mr. Lansing's equity grants are discussed above under *"Chief Executive Officer."* Upon commencing employment, Mr. Wehmann and Dr. Wells each received non-qualified stock options, up to half of which could be converted by their election to RSUs, and PSUs subject to the same terms and conditions as those granted to other executive officers in December 2011. Dr. Wells had provided services to

the Company as a contractor before he was hired as an executive officer, and on that basis the Committee thought it was appropriate to hold him accountable for the Company's financial performance for the whole fiscal year instead of adjusting the performance period for his PSUs. The Committee's decision to maintain the fiscal-year performance period for Mr. Wehmann's PSU award was related to his responsibility for the Company's scores business, which is critical to the financial success of the Company overall, as the Committee wanted to ensure rapid alignment of his focus against fiscal 2012 Company financial targets. In each case, the new executive officer received a sizeable grant of stock options relative to the annual grants received by the incumbent executive officers in the last annual grant cycle as an inducement to accept the Company's employment offer, while the size of the PSU award was scaled back from the level of the annual awards to reflect a partial year of service.

The Committee also decided to make a one-time grant of RSUs to the executive officers in fiscal 2012. The Committee has made use of such one-time grants in the past for motivational and retention purposes and thought that it was an important compensation element in fiscal 2012. The change in the compensation program of having half of the value of the annual equity award being granted in the form of a new type of award (PSUs), compounded by the unknown impact market forces would have on the executives' ability to earn PSUs, created a level of uncertainty in the long-term incentive package that the Committee wanted to mitigate as it promoted high performance and retention value. The Committee is not making use of RSUs in fiscal 2013 except as part of the ongoing program of allowing executives to convert a portion of the value of their stock option grants into RSUs.

The graphs below depict the evolution of the long-term incentive program to increasingly emphasize the achievement of the Company's financial targets and the creation of shareholder value through grants of PSUs and stock options, respectively, and the de-emphasis of time-vested RSUs. The values reflected assume that all executives elect to convert the maximum allowable portion of their annual stock option grants to RSUs, which has been the typical pattern over time, and depicts PSUs at target level.



As reflected in the last graph above, the equity award made to Mr. Lansing in December 2012 included 70,000 stock options, in addition to the stock options granted as a component of his annual award (up to one-half of which can be converted to RSUs) and the PSUs. The Committee decided to grant him the 70,000 additional stock options, which cannot be converted to RSUs, in recognition of strong Company and individual performance in fiscal 2012.

Retirement Arrangements

We offer a 401(k) plan for all eligible employees, and our executive officers are eligible to receive a Company matching contribution on amounts they contribute to the 401(k) plan as follows: 100% match of the first 3% of eligible compensation contributed by the executive officer, followed by a 50% match of the next 2% of eligible compensation contributed by the executive officer. Our executive retirement and savings plan allows our vice presidents and more senior officers to defer up to 25% of their base salary and 75% of their cash incentive awards into an investment account. Amounts in this account are payable upon certain termination events as specified in the plan.

Other Compensation Arrangements

Each of our current named executive officers is party to a Letter Agreement that, among other things, provides for pay and benefits in the event of termination of employment by the Company without cause or by the executive for good reason, and a Management Agreement that provides for pay and benefits in the event of such a termination in connection with a change in control. The Committee believes that these severance and change-in-control arrangements are meaningful recruitment and retention devices, are important components in a competitive compensation package for the named executive officers, and will mitigate concerns that the executives may have regarding their continued employment prior to or following a change in control, thereby allowing them to focus their undivided attention on advancing the interests of the Company and its stockholders.

Our executive officers participate in our general employee benefit plans and programs, including health and dental benefits, on the same terms as all of our other full-time employees. We also pay the premiums for group life, accidental death and dismemberment, and business travel accident insurance for all eligible employees, including executive officers, in a coverage amount based upon their base salary.

Equity Award Grant Processes

Equity awards granted to named executive officers in fiscal 2012 were granted under the 2012 LTIP or, in the case of stock options and RSUs granted in December 2011, our 1992 Long-term Incentive Plan ("1992 LTIP"), which has since expired. Equity awards for all executive officers are approved by the Committee. The exercise price of stock options is set at fair market value on the date of grant, with annual equity awards generally granted by the Committee during December of each fiscal year. Under both the 2012 LTIP and the 1992 LTIP, fair market value is defined as the closing price of our common stock on the date of grant. The Committee has delegated authority to our CEO to approve the granting of equity awards to employees who are not executive officers, subject to certain parameters approved by the Committee. The exercise price of stock options granted by our CEO is set using the formula described above.

Executive Stock Ownership Guidelines

In November 2009, the Board of Directors adopted stock ownership guidelines for the Company's executive officers. The stock ownership guidelines are expressed as a fixed number of shares, varying by role, pegged to a particular level of underlying value. For the Chief Executive Officer, the target is 100,000 shares. For Executive Vice Presidents, the target is 50,000 shares. For Senior Vice Presidents, the target is 25,000 shares. The guidelines provide that executive officers should achieve the stated target within five years of appointment. As of the end of fiscal 2012, all executive officers had met the targeted stock ownership level applicable to their role or were making acceptable progress to their target level.

Shares of stock owned by the executive officers for satisfying the stock ownership requirements (a) include shares the individual owns outright, shares owned by the individual's immediate family, shares owned in trust for the individual, shares held in a trust or estate controlled by the individual, or of which the individual is settler or administrator and shares held in an individual's account under a personal or employer savings plan; (b) include shares under restriction requiring only the passage of time and the individual's continued service to cause the restriction's removal; (c) include vested unexercised stock options such that said options will be counted toward the ownership guideline by calculating the pre-tax margin value and dividing by the current fair market value per share; and (d) exclude unvested stock options, unvested performance-based shares, and cash compensation plans based on stock appreciation.

Consideration of Tax and Accounting Matters

Section 162(m) of the Internal Revenue Code generally precludes a public corporation from taking a federal income tax deduction for compensation paid in excess of one million dollars per year to certain covered officers. Under this section, compensation that qualifies as performance-based is excludable in determining what compensation amount shall qualify for tax deductibility.

The Committee considers the Company's ability to fully deduct compensation in accordance with the limitations of Section 162(m) in structuring our compensation programs. However, the Committee retains the authority to authorize the payment of compensation that may not be deductible if it believes such payments would be in the best interests of the Company and its stockholders.

The Committee will continue to consider ways to maximize the deductibility of executive compensation while retaining the flexibility to compensate executive officers in a manner deemed appropriate relative to their performance and to competitive compensation levels and practices at other companies.

Compensation Committee Report

The Committee has discussed and reviewed the "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K.

Submitted by the Compensation Committee:

Duane E. White, Chair
A. George Battle
Rahul N. Merchant

Compensation Policies and Practices in Relation to Risk Management

The Company's management and Compensation Committee are committed to continually assessing the structure of the Company's compensation programs in the context of recognized best practices. Total compensation consists of a mix of fixed and variable elements, and among our officers a significant component of total compensation comes in the form of long-term equity incentives that vest over several years. The stock ownership guidelines in place for our executive officers also work to align our executives' long-term interests with those of our stockholders.

Our cash incentive program applicable to both executives and other employees is structured to reward achievement of diverse goals, some of which are tied to Company-wide performance and some of which are tied to business unit performance, but all of which are designed to benefit the Company and its stockholders on a long-term basis. In addition, the Compensation Committee retains discretion to adjust awards under the cash incentive program if a payout determined under the formula is not appropriate in the circumstances, and maximum award levels are in place to limit windfalls. Finally, our system of internal controls places a strong focus on avoiding undue financial risk through rigorous review processes.

In light of the risk-limiting features of its compensation policies and practices, the Company has concluded that any risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Compensation Consultant Conflict of Interest Analysis

The Compensation Committee has considered the relationships that the compensation consultants it engaged in fiscal 2012 have had with the Company, the members of the Compensation Committee and our executive officers, as well as the policies that the consultants have in place to maintain their independence and objectivity, and has determined that no conflicts of interest arose from the work performed by such consultants.

SUMMARY COMPENSATION TABLE

The following table summarizes all compensation earned in fiscal 2012, 2011 and 2010 by our named executive officers.

Name and Principal Position (a)	Fiscal Year (b)	Salary ($)[1] (c)	Bonus ($) (d)	Stock Awards ($)[2][3] (e)	Option Awards ($)[2][3] (f)	Non-Equity Incentive Plan ($)[4] (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
William Lansing[6]	2012	430,961	450,000[7]	3,558,000	1,696,500	—	—	35,246	6,170,707
Chief Executive Officer									
Mark Greene[8]	2012	403,654	—	—	—	—	—	7,880	411,534
Former Chief Executive Officer	2011	665,385	—	346,200	1,043,445	310,000	—	16,796	2,381,826
	2010	625,000	—	248,875	787,500	161,800	—	15,913	1,839,088
Michael Pung[9]	2012	395,192	—	1,244,600	295,012	195,000	—	159,148	2,288,951
Executive Vice President and Chief Financial Officer	2011	357,692	—	592,500	777,000	100,000	—	10,371	1,837,563
Stuart Wells[6]	2012	548,573[10]	100,000[7]	2,420,205	1,676,277	—	—	6,484	4,751,539
Executive Vice President and Chief Technology Officer									
James Wehmann[6]	2012	184,615	200,000[11]	1,879,786	1,366,014	—	—	264	3,630,679
Executive Vice President, Scores									
Charles Ill	2012	550,000	—	1,600,200	354,000	300,000	—	10,441	2,814,641
Executive Vice President	2011	529,616	—	851,900	477,000	175,000	—	13,074	2,046,589
	2010	317,308	83,333	1,082,936	928,765	166,667	—	330	2,579,339
Deborah Kerr[12]	2012	341,538	—	2,442,148	1,117,500	—	—	8,607	3,909,793
Former Executive Vice President	2011	500,000	—	474,800	477,000	140,000	—	10,130	1,601,930
and Chief Technology Officer	2010	450,961	—	296,585	552,007	100,000	—	10,130	1,409,683

[1] Annualized base salaries for fiscal 2012 for the named executive officers were as follows: Mr. Lansing — $675,000; Dr. Greene — $675,000; Mr. Pung — $400,000; Dr. Wells — $500,000; Mr. Wehmann — $400,000; Mr. Ill — $550,000; Ms. Kerr — $500,000. In January 2012, Dr. Greene's salary was reduced to $250,000 pursuant to the terms of his Transition Agreement. In November 2011, Mr. Pung received a salary increase from $375,000 to $400,000 when he was promoted to Executive Vice President. In April 2012, Ms. Kerr's salary was reduced to $100,000 pursuant to the terms of her Transition Agreement.

[2] The amounts in the "Stock Awards" and "Option Awards" columns represent the aggregate grant date fair value of each award granted during the fiscal year, computed in accordance with FASB ASC Topic 718, and do not reflect whether the named executive officer has actually realized a financial benefit from the award. For information on the assumptions used to calculate the value of the awards, refer to Note 14 of the Company's Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, as filed with the SEC.

[3] Stock Awards include the grant date fair value of time-based RSU awards under the 1992 LTIP and PSU awards under the 2012 LTIP granted December 13, 2011. The PSUs granted under the 2012 LTIP were tied to the achievement of certain performance goals during fiscal 2012 and the named executive officer must be an employee on the vesting dates of December 13th of 2012, 2013, 2014 and 2015 in order to realize earned PSU value. The values included in the table for the PSUs are at target value, representing the probable outcome of the performance conditions as calculated at the time of grant. The maximum value of the award on the grant date assuming the highest level of performance conditions achieved would be $3,558,000 vs. target of $1,779,000 for Mr. Lansing; $1,185,357 vs. target of $592,679 for Mr. Pung; $1,281,300 vs. target of $640,650 for Dr. Wells; $867,600 vs. target of $433,800 for Mr. Wehmann; $1,422,400 vs. target of $711,200 for Mr. Ill; and $1,422,400 vs. target of $711,200 for Ms. Kerr.

In accordance with her Transition Agreement, Ms. Kerr forfeited her PSU award. The other named executive officers earned 160% of their respective target award, resulting in 80,000 units for Mr. Lansing, 26,668 units for Mr. Pung, 24,000 units for Dr. Wells, 16,000 units for Mr. Wehmann, and 32,000 units for Mr. Ill.

Ms. Kerr's time-based RSU and stock option awards that were outstanding at the time she entered into her Transition Agreement were subject to an accounting modification due to her change in employment status. The modification resulted in an aggregate fair value of $1,605,448, which amount is included in the amounts reported for Stock Awards and Option Awards.

(4) Represents amounts paid in the first quarter of fiscal 2013 based on performance during fiscal 2012 under our Management Incentive Plan.

(5) The amounts shown for fiscal 2012 are detailed in the supplemental table below entitled "All Other Compensation Table."

(6) Mr. Lansing, Dr. Wells and Mr. Wehmann joined the Company on January 27, 2012, April 25, 2012 and April 1, 2012, respectively, and therefore they do not have compensation data included in this table for prior periods.

(7) Represents the minimum cash incentive payment guaranteed by the new executive officer's Letter Agreement. The executive officer participated in the Management Incentive Plan and could have been awarded a higher amount pursuant to that program, which would have then been reported in the "Non-Equity Incentive Plan" column, but was awarded the guaranteed amount.

(8) Dr. Greene announced his intention to resign from the Company on January 24, 2012, and in connection therewith resigned as Chief Executive Officer effective January 26, 2012. Pursuant to his Transition Agreement, as amended, Dr. Greene remained an employee of the Company until December 18, 2012.

(9) Mr. Pung was appointed Chief Financial Officer on November 18, 2010, and was not a named executive officer for fiscal 2010, and therefore does not have compensation data included in this table for that period.

(10) $350,496 of this amount represents the consulting fees paid to Dr. Wells during fiscal 2012, but prior to his accepting an executive position with the Company.

(11) $100,000 of this amount represents a signing bonus paid to Mr. Wehmann pursuant to his Letter Agreement. The remaining $100,000 of this amount represents the minimum cash incentive payment guaranteed to Mr. Wehmann by his Letter Agreement. Mr. Wehmann participated in the Management Incentive Plan and could have been awarded a higher amount pursuant to that program, which would have then been reported in the "Non-Equity Incentive Plan" column, but was awarded the guaranteed amount.

(12) Ms. Kerr was employed by the Company as Executive Vice President and Chief Technology Officer from the beginning of fiscal 2012 through April 25, 2012, as of which date she remained employed in a non-executive capacity until December 19, 2012 pursuant to her Transition Agreement.

All Other Compensation Table

Elements of All Other Compensation	William Lansing	Mark Greene	Michael Pung	Stuart Wells	James Wehmann	Charles Ill	Deborah Kerr
401(k) Match($)[(1)]	9,800	6,138	9,762	6,154	—	10,077	8,277
Life Insurance Premium($)[(2)]	446	446	264	330	264	364	330
Housing/Relocation($)	—	—	110,568[(3)]	—	—	—	—
Tax Gross Ups($)	—	—	38,554[(4)]	—	—	—	—
Other($)	25,000[(5)]	1,296[(6)]	—	—	—	—	—
Total($)	35,246	7,880	159,148	6,484	264	10,441	8,607

(1) Represents the aggregate value of the Company's cash contribution under the FICO 401(k) Plan during fiscal 2012.

(2) Represents the aggregate incremental cost for each of the named executive officer's basic life insurance premium, which is offered to all employees at one times current salary.

(3) Represents expenses, including a home sale incentive payment of $55,000, related to Mr. Pung's relocation from Minnesota to California. Further expenses related to this relocation will be accrued in fiscal 2013.

(4) Represents gross-up payments to offset imputed income for the cost of Mr. Pung's relocation. Company policy allows gross-ups only for required spousal travel and Company sponsored relocation costs, when applicable.

(5) Represents legal costs incurred by Mr. Lansing to negotiate his employment package with the Company, as provided in his Letter Agreement.

(6) Represents 25% of Dr. Greene's annual membership to the Minneapolis Club. The Company paid for this annual membership as it is used primarily for business purposes. Twenty-five percent of the cost is imputed to Dr. Greene as income representing secondary personal use.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012

The following table summarizes grants of plan-based compensation awards made during fiscal 2012 to our named executive officers.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Approval Date (c)[1]	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold ($) (g)	Target ($) (h)	Maximum ($) (i)	(#) (j)	(#) (k)	($/SH) (l)	($) (m)[4]
William Lansing	—		450,000	675,000	1,350,000							
	01/27/2012	01/21/2012				0	50,000	100,000				1,779,000
	01/27/2012	01/21/2012							50,000[5]			1,779,000
	01/27/2012	01/21/2012								150,000[6]	36.01	1,696,500
Mark Greene			0	675,000	1,350,000							
Michael Pung	—		0	200,000	400,000							
	12/13/2011					0	16,667	33,334				592,679
	12/13/2011								10,000[5]			355,600
	12/13/2011								8,333[5]			296,321
	12/13/2011									25,001[6]	35.99	295,012
Stuart Wells	—		100,000	250,000	500,000							
	04/25/2012	04/24/2012				0	15,000	30,000				640,650
	04/25/2012	04/24/2012							41,666[5]			1,779,555
	04/25/2012	04/24/2012								125,002[6]	43.05	1,676,277
James Wehmann	—		100,000	200,000	400,000							
	04/01/2012	03/07/2012				0	10,000	20,000				433,800
	04/01/2012	03/07/2012							33,333[5]			1,445,986
	04/01/2012	03/07/2012								100,001[6]	43.90	1,366,014
Charles Ill	—		0	275,000	550,000							
	12/13/2011					0	20,000	40,000				711,200
	12/13/2011								15,000[5]			533,400
	12/13/2011								10,000[5]			355,600
	12/13/2011									30,000[6]	35.99	354,000
Deborah Kerr	—		0	250,000	500,000							
	12/13/2011					0	20,000	40,000				711,200
	12/13/2011								15,000[5]			533,400
	12/13/2011								10,000[5]			355,600
	12/13/2011									30,000[6]	35.99	1,117,500

(1) The "Approval Date" indicated above is the date that the Compensation Committee approved the compensation packages, including the equity awards, to be provided to Mr. Lansing, Dr. Wells and Mr. Wehmann, respectively, upon commencement of their employment.

(2) The amounts shown in these columns represent the estimated threshold (or minimum), target, and maximum possible cash incentive awards for each of the named executive officers. Under our Management Incentive Plan, Mr. Lansing's target amount is equal to 100% of his base salary and his maximum amount is equal to 200% of his base salary; for each of the other named executive officers, the target amount is equal to 50% of his or her base salary, and the maximum amount is equal to 100% of his or her base salary.

Our Management Incentive Plan does not provide a threshold payment level. Amounts reported in the "Threshold" column above for Mr. Lansing, Dr. Wells and Mr. Wehmann represent guaranteed minimum cash incentive payments provided in those new executive officers' respective employment agreements.

Pursuant to Dr. Greene's and Ms. Kerr's Transition Agreements, these executive officers were not eligible for a payout under the Management Incentive Plan for fiscal 2012.

Additional detail regarding the determination of cash incentives to executives for fiscal 2012 is included above under "Compensation Discussion and Analysis." Actual payments are set forth in the "Summary Compensation Table" above.

(3) Amounts shown reflect PSUs granted under our 2012 LTIP and were subject to the achievement of specific performance goals related to revenue and net income metrics approved by the Compensation Committee. Ms. Kerr's PSU award was forfeited pursuant to her Transition Agreement. For all other named executive officers, 160% of the target awards were earned, 25% of the earned units vested on December 13, 2012 and the remaining 75% are scheduled to vest in three equal, annual installments beginning December 13, 2013 (subject to the named executive officers' continued employment with the Company through each applicable vesting date.)

(4) Represents the grant date fair value of each stock option, RSU or PSU, as applicable, computed in accordance with FASB ASC Topic 718. The values included in the table for the PSUs are at target value, representing the probable outcome of the performance conditions as calculated at the time of grant.

(5) These RSUs vest in shares in four equal increments on the first four anniversaries of the grant date. These awards do not pay dividend equivalents.

(6) These stock option awards vest in four equal increments on the first four anniversaries of the grant date and expire seven years after the grant date.

The Company is a party to Letter Agreements with Messrs. Lansing, Pung and Wehmann and Dr. Wells and Transition Agreements with Dr. Greene, Mr. Ill and Ms. Kerr, as described below.

Executive Officer Letter Agreement — William Lansing

In connection with his appointment as Chief Executive Officer, effective on January 26, 2012, the Company entered into a Letter Agreement with Mr. Lansing. Pursuant to the Letter Agreement, Mr. Lansing will receive an annual base salary of $675,000, which is subject to upward adjustment from time to time during the term of the Letter Agreement as determined by the Compensation Committee. For each full fiscal year of the Company during the term of the Letter Agreement, Mr. Lansing will be eligible to receive a cash incentive award payable from 0% to 200% of his annual base salary at the rate in effect at the end of such fiscal year, with a target equal to 100% of his annual base salary, pursuant to the Company's Management Incentive Plan and the terms and conditions established by the Compensation Committee from time to time. Mr. Lansing's cash incentive award for fiscal year 2012 was guaranteed to be no less than $450,000, his target amount prorated for a partial year of service.

Pursuant to the Letter Agreement, Mr. Lansing received, upon the commencement of his employment, an option to purchase 300,000 shares of the common stock of the Company, up to one-half of which could be converted upon Mr. Lansing's election to RSUs on a three-for-one basis, and a PSU award with a target value of 50,000 shares of common stock and a maximum value of 100,000 shares. The options and converted RSUs are subject to four-year ratable vesting, and the PSUs that are earned through the satisfaction of fiscal 2012 performance metrics will vest in four equal, annual tranches beginning December 13, 2012.

For each full fiscal year that he is employed during the term of the Letter Agreement, Mr. Lansing will be eligible for an annual equity grant based on achievement of objectives established by the Compensation Committee. Some or all of such annual equity grant may be in the form of RSUs, PSUs or other equity that have an equivalent economic value to an option award.

If Mr. Lansing's employment is terminated by the Company without Cause or if he voluntary resigns for Good Reason (both as defined in the Letter Agreement) prior to the expiration of the term of the Letter Agreement, Mr. Lansing will be entitled to the following severance pay and benefits pursuant to the Letter Agreement: (1) a cash payment in an amount equal to two times the sum of (a) his annual base salary in effect on the last day of his employment (but in no event less than $675,000), plus (b) the annual cash incentive payment last paid to him before the termination of his employment, such cash payment to be made in a lump sum on the 70th day following Mr. Lansing's separation from service, and (2) continuation of certain benefits pursuant to COBRA for 18 months. If a termination of employment were to occur prior to payment of the cash incentive payment for fiscal year 2012, a value of $450,000 would have been assigned to that portion of the calculation. Mr. Lansing's receipt of these severance pay and benefits would be conditioned on his execution of a release of claims against the Company, his compliance with the terms of any agreements in effect between him and the Company, his cooperation in the transition of his duties, and his agreement not to disparage the Company.

Mr. Lansing's Letter Agreement also provides that the Company will reimburse him up to $25,000 in advisory fees related to the review and negotiation of materials related to the Company's employment offer and will reimburse him annually up to $25,000 related to financial planning and/or personal income tax preparation and accounting services.

Executive Officer Transition Agreement — Mark Greene

Pursuant to his retirement from the position of the Company's Chief Executive Officer on January 24, 2012, Dr. Greene entered into a Transition Agreement with the Company, which was subsequently amended, pursuant to which he remained employed by the Company as Advisory Council Chair until December 18, 2012 (the "Greene Separation Date") and received an annual base salary of $250,000 in such capacity. Because Dr. Greene's employment was not terminated before the Greene Separation Date, he was entitled to the following retention pay and benefits: (1) a cash payment equal to $1,001,000, calculated as (a) two times the sum of (i) his annual base salary ($250,000) and (ii) the annual cash incentive payment last made to Dr. Greene before his retirement as Chief Executive Officer ($310,000), (b) minus a pro rata share of the cash payment he was to receive under his Transition Agreement before it was amended, under which he was to serve as Advisory Council Chair until January 26, 2013 ($119,000), such cash payment to be made in a lump sum on the 60th day after the Greene Separation Date, and (2) continuation of certain benefits pursuant to COBRA for 18 months (at an estimated cost to the Company of $24,466). Dr. Greene's receipt of these retention pay and benefits was conditioned on his execution of a release of claims against the Company, his compliance with the terms of the Transition Agreement (which includes non-solicitation and non-disparagement provisions) and other agreements in effect between him and the Company, and his cooperation in the transition of his duties.

Executive Officer Letter Agreement — Michael Pung

Mr. Pung entered into a Letter Agreement with the Company on February 6, 2012, pursuant to which he will receive an annual base salary of $400,000, subject to upward adjustment from time to time as determined by the Compensation Committee. For each full fiscal year of the Company during the term of the Letter Agreement, Mr. Pung will be eligible to receive a cash incentive award payable from 0% to 100% of his annual base salary at the rate in effect at the end of such fiscal year, with a target equal to 50% of his annual base salary, pursuant to the Company's Management Incentive Plan and the terms and conditions established by the Compensation Committee from time to time.

For each full fiscal year that he is employed during the term of the Letter Agreement, Mr. Pung will be eligible for an annual equity grant based on achievement of objectives established by the Compensation Committee. Some or all of such annual equity grant may be in the form of RSUs, PSUs or other equity awards that have an equivalent economic value to an option award.

If Mr. Pung's employment is terminated by the Company without Cause or if he voluntary resigns for Good Reason (both as defined in his Letter Agreement) prior to the expiration of the term of the Letter Agreement, he will be entitled to the following severance pay and benefits pursuant to the Letter Agreement: (1) a cash payment in an amount equal to one times the sum of (a) his annual base salary in effect on the last day of his employment, plus (b) the annual cash incentive payment last paid to him before the termination of his employment, such cash payment to be made in a lump sum on the 70th day following his separation from service (subject to certain exceptions), and (2) continuation of certain benefits pursuant to COBRA for 12 months. Mr. Pung's receipt of these severance pay and benefits would be conditioned on his of a release of claims against the Company, his compliance with the terms of any agreements in effect between him and the Company, his cooperation in the transition of his duties, and his agreement not to disparage the Company.

Executive Officer Transition Agreement — Charles Ill

Mr. Ill entered into a Transition Agreement with the Company on April 25, 2012 pursuant to which he was to continue in his role as Executive Vice President — Sales, Services and Marketing through no later than September 30, 2012 and will subsequently remain employed by the Company to provide transition assistance through February 22, 2013 (the "Ill Separation Date"). Mr. Ill will continue to receive his annual base salary of

$550,000 while he is employed by the Company. He also was eligible to receive a cash incentive payment of between 0% and 100% of his annual base salary under the Management Incentive Plan for fiscal year 2012 but will not be eligible for a cash incentive payment for fiscal year 2013. He will also receive a continuation of life insurance benefits for 12 months following the Ill Separation Date.

If Mr. Ill's employment is not terminated before the Ill Separation Date in accordance with the terms of his Transition Agreement (which allows for termination by the Company only for Cause, as defined therein, in connection with a change in control pursuant to the Management Agreement, or because of death or disability), he will be entitled to the following retention pay and benefits: (1) a cash payment equal to one times the sum of (a) his annual base salary ($550,000) and (b) the greater of (i) the annual cash incentive payment made to Mr. Ill under the Management Incentive Plan for fiscal year 2011 ($175,000) and fiscal year 2012 ($300,000), such cash payment to be made in a lump sum following the Ill Separation Date, and (2) continuation of certain benefits pursuant to COBRA for 12 months. Mr. Ill's receipt of these retention pay and benefits is conditioned on his execution of a release of claims against the Company, his compliance with the terms of his Transition Agreement (which includes non-solicitation and non-disparagement provisions) and other agreements in effect between him and the Company, and his cooperation in the transition of his duties.

Executive Officer Letter Agreement — James Wehmann

Mr. Wehmann entered into a Letter Agreement with the Company on March 7, 2012, and his employment with the Company commenced on April 1, 2012. Pursuant to the Letter Agreement, Mr. Wehmann will receive an annual base salary of $400,000, subject to upward adjustment from time to time as determined by the Compensation Committee. The Letter Agreement also provided for a signing bonus of $100,000 to be paid when Mr. Wehmann's employment commenced. For each full fiscal year of the Company during the term of the Letter Agreement, Mr. Wehmann will be eligible to receive a cash incentive award payable from 0% to 100% of his annual base salary at the rate in effect at the end of such fiscal year, with a target equal to 50% of his annual base salary, pursuant to the Company's Management Incentive Plan and the terms and conditions established by the Compensation Committee from time to time. For fiscal 2012, the Letter Agreement guaranteed a minimum cash incentive payment of 50% of Mr. Wehmann's annual base salary, prorated to reflect a partial year of service.

The Letter Agreement provided for an initial equity award consisting of an option to purchase 200,000 shares of common stock of the Company, up to one-half of which could be converted upon Mr. Wehmann's election to RSUs on a three-for-one basis, and a PSU award with a target value of 10,000 shares of common stock and a maximum value of 20,000 shares. The options and converted RSUs are subject to four-year ratable vesting, and the PSUs that are earned through the satisfaction of fiscal 2012 performance metrics will vest in four equal, annual tranches beginning December 13, 2012. For each full fiscal year that he is employed during the term of the Letter Agreement, Mr. Wehmann will be eligible for an annual equity grant based on achievement of objectives established by the Compensation Committee. Some or all of such annual equity grant may be in the form of RSUs, PSUs or other equity awards that have an equivalent economic value to an option award.

If Mr. Wehmann's employment is terminated by the Company without Cause or if he voluntary resigns for Good Reason (both as defined in his Letter Agreement) prior to the expiration of the term of the Letter Agreement, he will be entitled to the following severance pay and benefits pursuant to the Letter Agreement: (1) a cash payment in an amount equal to one times the sum of (a) his annual base salary in effect on the last day of his employment, plus (b) the annual cash incentive payment last paid to him before the termination of his employment, such cash payment to be made in a lump sum on the 70th day following his separation from service (subject to certain exceptions), and (2) continuation of certain benefits pursuant to COBRA for 12 months. If a termination of employment were to occur prior to payment of the cash incentive payment for fiscal year 2012, a value of $100,000 would have been assigned to that portion of the calculation. Mr. Wehmann's receipt of these severance pay and benefits would be conditioned on his release of claims against the Company, his compliance with the terms of any agreements in effect between him and the Company, his cooperation in the transition of his duties, and his agreement not to disparage the Company.

Executive Officer Letter Agreement — Stuart Wells

Dr. Wells entered into a Letter Agreement with the Company on April 24, 2012, and his employment with the Company commenced on April 25, 2012. Pursuant to the Letter Agreement, Dr. Wells will receive an annual base salary of $500,000, subject to upward adjustment from time to time as determined by the Compensation Committee. For each full fiscal year of the Company during the term of the Letter Agreement, Dr. Wells will be eligible to receive a cash incentive award payable from 0% to 100% of his annual base salary at the rate in effect at the end of such fiscal year, with a target equal to 50% of his annual base salary, pursuant to the Company's Management Incentive Plan and the terms and conditions established by the Compensation Committee from time to time. For fiscal 2012, the Letter Agreement guaranteed Dr. Wells a minimum cash incentive payment of $100,000.

The Letter Agreement provided for an initial equity award consisting to an option to purchase 250,000 shares of common stock of the Company, up to one-half of which could be converted upon Dr. Wells' election to RSUs on a three-for-one basis, and a PSU award with a target value of 15,000 shares of common stock and a maximum value of 30,000 shares. The options and converted RSUs are subject to four-year ratable vesting, and the PSUs that are earned through the satisfaction of fiscal 2012 performance metrics will vest in four equal, annual tranches beginning December 13, 2012. For each full fiscal year that he is employed during the term of the Letter Agreement, Dr. Wells will be eligible for an annual equity grant based on achievement of objectives established by the Compensation Committee. Some or all of such annual equity grant may be in the form of RSUs, PSUs or other equity awards that have an equivalent economic value to an option award.

If Dr. Wells' employment is terminated by the Company without Cause or if he voluntary resigns for Good Reason (both as defined in his Letter Agreement) prior to the expiration of the term of the Letter Agreement, he will be entitled to the following severance pay and benefits pursuant to the Letter Agreement: (1) a cash payment in an amount equal to one times the sum of (a) his annual base salary in effect on the last day of his employment, plus (b) the annual cash incentive payment last paid to him before the termination of his employment, such cash payment to be made in a lump sum on the 70th day following his separation from service (subject to certain exceptions), and (2) continuation of certain benefits pursuant to COBRA for 12 months. If a termination of employment were to occur prior to payment of the cash incentive payment for fiscal year 2012, a value of $100,000 would have been assigned to that portion of the calculation. Dr. Wells' receipt of these severance pay and benefits would be conditioned on his release of claims against the Company, his compliance with the terms of any agreements in effect between him and the Company, his cooperation in the transition of his duties, and his agreement not to disparage the Company.

Executive Officer Transition Agreement — Deborah Kerr

Ms. Kerr entered into a Transition Agreement with the Company pursuant to which she resigned from her position as Executive Vice President, Chief Technology Officer effective April 25, 2012 but remained employed by the Company in a consultative capacity until December 19, 2012 (the "Kerr Separation Date"). Ms. Kerr received an annual base salary of $100,000 in her consultative capacity and was not eligible to receive a cash incentive payment under the Company's Management Incentive Plan for fiscal year 2012. Ms. Kerr's outstanding options and RSUs continued to vest until the Kerr Separation Date, but she forfeited her PSUs pursuant to the Transition Agreement.

Because Ms. Kerr's employment was not terminated before the Kerr Separation Date, she was entitled to the following retention pay and benefits: (1) a cash payment equal to $240,000, calculated as one times the sum of (a) her annual base salary ($100,000) and (b) the annual cash incentive payment made to Ms. Kerr under the Management Incentive Plan for fiscal year 2011 ($140,000), such cash payment to be made in a lump sum following the Kerr Separation Date, and (2) continuation of certain benefits pursuant to COBRA for 12 months (at an estimated cost to the Company of $73). Ms. Kerr's receipt of these retention pay and benefits was conditioned on her execution of a release of claims against the Company, her compliance with the terms of her Transition Agreement (which includes non-solicitation and non-disparagement provisions) and other agreements in effect between her and the Company, and her cooperation in the transition of her duties.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

		Option Awards					Stock Awards				
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
William Lansing	02/06/2006	895	—	—	44.66	02/05/2016	01/27/2012	50,000[3]	2,213,000	—	—
	02/06/2006	30,000	—	—	44.66	02/05/2016	01/27/2012	80,000[4]	3,540,800	—	—
	02/12/2007	11,250	—	—	40.01	02/11/2017	—	—	—	—	—
	02/05/2008	11,250	—	—	25.25	02/04/2018	—	—	—	—	—
	02/01/2011	11,250	—	—	25.87	01/31/2021	—	—	—	—	—
	01/27/2012	—	150,000[2]	—	36.01	01/26/2019	—	—	—	—	—
Mark Greene	12/18/2008	—	25,781[2]	—	14.16	12/17/2015	12/18/2008	2,864[3]	126,761	—	—
	12/18/2009	—	56,250[2]	—	20.31	12/17/2016	12/18/2009	6,250[3]	276,625	—	—
	12/13/2010	—	98,438[2]	—	24.03	12/12/2017	12/13/2010	7,292[5]	322,744	—	—
Michael Pung	11/21/2005	14,000	—	—	47.45	11/20/2012	12/18/2008	2,500[3]	110,650	—	—
	12/18/2008	—	2,500[2]	—	14.16	12/17/2015	08/24/2009	1,125[3]	49,792	—	—
	12/18/2009	—	5,000[2]	—	20.31	12/17/2016	12/18/2009	5,000[3]	221,300	—	—
	11/18/2010	—	75,000[2]	—	23.84	11/17/2017	07/23/2010	2,250[3]	99,585	—	—
	12/13/2011	—	25,001[2]	—	35.99	12/12/2018	11/18/2010	25,000[5]	1,106,500	—	—
	—	—	—	—	—	—	12/13/2011	10,000[3]	442,600	—	—
	—	—	—	—	—	—	12/13/2011	8,333[3]	368,819	—	—
	—	—	—	—	—	—	12/13/2011	26,668[4]	1,180,326		
Stuart Wells	04/25/2012	—	125,002[2]	—	43.05	04/24/2019	04/25/2012	41,666[3]	1,844,137	—	—
	—	—	—	—	—	—	04/25/2012	24,000[4]	1,062,240	—	—
James Wehmann	04/01/2012	—	100,001[2]	—	43.90	03/31/2019	04/01/2012	33,333[3]	1,475,319	—	—
	—	—	—	—	—	—	04/01/2012	16,000[4]	708,160	—	—
Charles Ill	02/01/2010	—	62,500[2]	—	22.01	01/31/2017	02/01/2010	20,832[3]	922,024	—	—
	12/13/2010	1,637	45,000[2]	—	24.03	12/12/2017	07/23/2010	3,750[3]	165,975		
	12/13/2011	—	30,000[2]	—	35.99	12/12/2018	12/13/2010	10,000[5]	442,600	—	—
	—	—	—	—	—	—	02/15/2011	7,500[5]	331,950		
	—	—	—	—	—	—	12/13/2011	15,000[3]	663,900		
	—	—	—	—	—	—	12/13/2011	10,000[3]	442,600	—	—
	—	—	—	—	—	—	12/13/2011	32,000[4]	1,416,320	—	—
Deborah Kerr	02/02/2009	—	36,562[2]	—	13.22	02/01/2016	02/02/2009	6,562[3]	290,434	—	—
	12/18/2009	—	26,250[2]	—	20.31	12/17/2016	12/18/2009	2,916[3]	129,062	—	—
	07/23/2010	—	11,250[2]	—	24.45	07/22/2017	07/23/2010	3,750[3]	165,975	—	—
	12/13/2010	—	45,000[2]	—	24.03	12/12/2017	12/13/2010	10,000[5]	442,600	—	—
	12/13/2011	—	30,000[2]	—	35.99	12/12/2018	12/13/2011	10,000[3]	442,600		
	—	—	—	—	—	—	12/13/2011	15,000[3]	663,900	—	—

(1) The market value of restricted stock units that have not vested was determined by multiplying the closing market price of the Company's common stock on September 30, 2012 ($44.26) by the number of restricted stock units.

(2) These stock options vest in four equal increments on the first four anniversaries of the grant date, subject to the named executive officer's continued employment.

(3) These RSUs vest in shares in four equal increments on the first four anniversaries of the grant date, subject to the named executive officer's continued employment.

(4) These earned PSUs vest in shares in four equal increments on the 13th of December in 2012, 2013, 2014 and 2015, subject to the named executive officer's continued employment.

(5) These restricted stock unit awards vest in shares in four equal increments on the first four anniversaries of the grant date, subject to the named executive officer's continued employment and with the following provision for performance-based accelerated vesting if the Company met certain revenue and non-GAAP net income targets for fiscal 2011 and fiscal 2012. The financial goals for fiscal 2011 were met and one-half of the restricted stock units scheduled to vest on the third and fourth anniversaries of the date of grant vested on the first anniversary of the date of grant; the financial goals for fiscal 2012 were met as well and one-half of the total restricted stock units scheduled to vest on the third and fourth anniversaries of the date of grant vested on the second anniversary of the date of grant instead.

FISCAL 2012 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized On Vesting ($)[2] (e)
William Lansing	22,500	473,512	—	—
Mark Greene	403,908	5,746,062	20,155	757,208
Michael Pung	81,000	1,341,768	10,312	401,198
Stuart Wells	—	—	—	—
James Wehmann	—	—	—	—
Charles Ill	75,865	1,722,618	29,792	1,129,254
Deborah Kerr	130,289	3,028,949	19,895	740,917

(1) Equal to the number of shares acquired on exercise multiplied by the difference between the closing price of a share of the Company's common stock on the date of exercise and the exercise price of the options.

(2) Equal to the number of shares vested multiplied by the closing price of a share of the Company's common stock on the date of vesting.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL 2012

Name (a)	Executive Contributions in Last FY ($)[1] (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)[2] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
William Lansing	—	—	—		—
Mark Greene	—	—	13,196	—	76,403[3]
Michael Pung	—	—	—	—	—
Stuart Wells	—	—	—		—
James Wehmann	—	—	—	—	—
Charles Ill	100,480	—	2,917	—	103,397
Deborah Kerr	—	—	—	—	—

(1) The amounts reported in this column were reported in the Summary Compensation Table as part of the individual's compensation for fiscal 2012.

(2) The amounts reported in this column were not reported in the Summary Compensation Table as part of each individual's compensation for the most recent fiscal year because none of the earnings are considered to be "above market" or "preferential."

(3) Of the amounts shown in this column, the following amounts were previously reported as compensation in the Summary Compensation Table in previous years: $49,135 in fiscal 2008 and $14,808 in fiscal 2007.

This plan is intended for a select group of employees of the Company who are in the highest salary band. Employees can defer up to 25% of base salary and up to 75% of incentive award compensation into the plan. These are considered irrevocable elections and stay in place for the entire calendar year. The Company does not make any employer contributions to this plan, and employees are always 100% vested in their contributions. Employees make their own investment election decisions from a select group of investment choices designated by the Company.

Participating employees also make an irrevocable election for distributions from the plan at retirement. If they terminate employment prior to retirement, then participating employees will receive their distribution on the first day of the seventh calendar month following separation from service due to any reason.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below describes the compensation that would become payable under existing plans and arrangements if a named executive officer's employment terminates under certain circumstances or if a change in control of the Company occurs. Certain termination provisions also appear in some of the named executive officers' employment agreements, as described above.

Executive Officer Management Agreements

Each of our executive officers is a party to a Management Agreement with the Company. The Management Agreements are for a fixed term with automatic one-year extensions. Except in the case of Mr. Lansing and Dr. Greene, if during the term of the Management Agreements a change of control Event occurs, and if the executive officer's employment is terminated within 60 days before or one year following the Event due to an involuntary termination by the Company without Cause or for Good Reason by the executive (as defined in the Management Agreement), the executive will be entitled to the following pay and benefits: (i) a cash payment in an amount equal to one times the sum of (a) his or her annual base salary in effect on the last day of his or her employment, plus (b) the annual cash incentive payment last paid to him or her before the termination of his or her employment, such cash payment to be made in a lump sum on the 70th day following his or her separation from service (subject to certain exceptions), and (ii) continuation of certain benefits pursuant to COBRA for 12 months. In addition, all of such officer's unvested stock options, restricted stock units and performance share units will vest in full, subject to certain limitations specified in the Management Agreement. The officer's receipt of these severance amounts is conditioned on the officer's delivery of a release of claims and agreement not to solicit Company employees for one year following termination of employment.

Mr. Lansing's Management Agreement provides the same general provisions in the case of a termination of employment in connection with or following a change of control Event, except that Mr. Lansing's severance will be in the amount of three times the sum of base salary and the greater of the incentive payment for the prior fiscal year or $450,000, and he is entitled to 18 months of continued benefits pursuant to COBRA. Dr. Greene's Management Agreement provided for two times the sum of base salary and the incentive payments for the prior fiscal year and 24 months of continued benefits.

If an executive officer receives any payment or benefit under his management agreement following termination of employment, he will not be entitled to receive severance benefits under his Letter Agreement.

Severance Arrangements

We sponsor the Fair Isaac Severance Benefits Plan, which is an ERISA-qualified severance benefit plan in which all employees, including executives, participate. Under this plan, an employee receives severance benefits in the event that he or she is involuntarily terminated due to the elimination of his or her position with the Company. The level of such benefits is determined based on the employee's years of service and assigned job level. If an executive officer is terminated under circumstances that would trigger benefits under both this plan and his or her Management Agreement, such executive would receive benefits under whichever is more favorable to him or her, but not both.

Equity Awards

Under the stock option and RSU agreements entered into pursuant to the 1992 LTIP, those equity awards will vest in full upon an award recipient's death or disability. The 2012 LTIP also provides for full vesting of equity awards granted under that plan, including stock options and RSUs, in the event of a recipient's death or disability. In addition, the award agreements for the PSUs granted to executive officers under the 2012 LTIP provide that those awards will fully vest upon the death or disability of the award recipient or upon a change in control in which the Company does not survive as an operating company or only survives as a subsidiary of another entity; if the death or disability or change in control occurs during the performance period, the target number of units will be deemed earned and will vest in full, and if the death or disability or change in control occurs after the units have been earned but before they are fully vested, the number of earned units will vest in full.

Insurance Benefits

All FICO employees are covered under our Short and Long Term Disability Policies. For the first six months of a disability, the employee receives 60% of base salary under the Short Term Disability Policy. After six months of disability, the employee becomes eligible to receive 50% of base salary (up to a maximum of $5,000 per month) under the Long Term Disability Policy. These payments continue for the first five years as long as the employee cannot perform the essential functions of his or her own occupation. If after five years the employee is still unable to perform the essential functions of his or her own occupation, he or she can receive benefits until he or she reaches the age of 65. Supplemental disability insurance can also be purchased by employees to increase the percentage of base salary to which they are entitled under the policies.

All employees are also covered by a Company-provided life insurance policy, which provides for the lump sum payment of one times the employee's base salary in the event of death, or two times base salary in the event of accidental death. Additional amounts may be payable under a Company-provided business travel accident insurance policy.

Estimated Payments That Would Have Been Made to the Named Executive Officers

The tables below quantify the estimated payments and benefits that would have been provided to our named executive officers employed by us at the date of this proxy statement in connection with the termination of their employment under the circumstances indicated. In all cases, the information assumes that the triggering event occurred on the last day of fiscal 2012, and the price per share of our common stock is the closing market price as of September 28, 2012, the last trading day of the fiscal year (which was $44.26). Benefits payable under our Short and Long Term Disability Policies and Company-provided life insurance policy are not reflected in the following tables. Please see the description of the Transition Agreements for Dr. Greene and Ms. Kerr above for information about the retention pay and benefits each received upon his or her termination of employment in December 2012.

William Lansing

Payment or Benefit	Voluntary Termination by NEO ($)	Termination by Us for Cause ($)	Termination by Us Without Cause or by NEO with Good Reason ($)	Termination by Us Without Cause in Connection with a Change in Control or by the NEO with Good Reason in Connection with a Change in Control ($)	Retirement ($)	Disability ($)	Death ($)
Value of Cash Severance[(1)]	—	—	2,250,000	3,375,000	—	—	—
Value of Benefits[(2)]	—	—	21,654	21,654	—	—	—
Market Value of Accelerated Stock Option Awards[(3)]	—	—	—	6,639,000	—	6,639,000	6,639,000
Market Value of Accelerated Restricted Stock Unit Awards[(4)]	—	—	—	2,213,000	—	2,213,000	2,213,000
Market Value of Accelerated Performance Share Unit Awards[(5)]	—	—	—	3,540,800	—	3,540,800	3,540,800
Total	—	—	2,271,654	15,789,454	—	12,392,800	12,392,800

(1) Pursuant to Mr. Lansing's Letter Agreement, he is entitled to a lump sum payment equal to two times the sum of his current base salary plus the annual incentive award last paid to him if his employment is terminated by the Company without cause or by him for good reason. The Letter Agreement further provides that if his employment were so terminated prior to payment of the cash incentive for fiscal 2012, a value of $450,000 would be assigned to that portion of the calculation. Mr. Lansing's Management Agreement provides for the same payments and benefits in the event his employment is terminated by the Company without cause or by Mr. Lansing for good reason within 60 days before or one year following a change in control, except that the lump sum payment is calculated as three times the sum of his base salary plus annual incentive award.

(2) Pursuant to Mr. Lansing's Letter Agreement, the Company is obligated to provide benefits to Mr. Lansing at existing levels for 18 months post-termination if his employment is terminated by the Company without cause or by Mr. Lansing for good reason. Mr. Lansing's Management Agreement provides for the same benefits in the event his employment is terminated by the Company without cause or by Mr. Lansing for good reason within 60 days before or one year following a change in control. The amounts shown represent the total cost of COBRA premiums for continuing such benefits over the applicable time period.

(3) The amounts shown represent the in-the-money value of unexercisable stock options that would immediately become exercisable upon the applicable triggering event, based on the Company's closing stock price on

September 28, 2012, of $44.26. Mr. Lansing's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(4) The amounts shown represent the restricted stock units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Lansing's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(5) The amounts shown represent the earned performance share units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Lansing's Management Agreement and the terms of the equity award provide for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity award provides for such acceleration upon death or disability.

Michael Pung

Payment or Benefit	Voluntary Termination by NEO ($)	Termination by Us For Cause ($)	Termination by Us Without Cause or by NEO with Good Reason ($)	Termination by Us Without Cause in Connection with a Change in Control or by the NEO with Good Reason in Connection with a Change in Control ($)	Retirement ($)	Disability ($)	Death ($)
Value of Cash Severance[1]	—	—	500,000	500,000	—	—	—
Value of Benefits[2]	—	—	790	790	—	—	—
Market Value of Accelerated Stock Option Awards[3]	—	—	—	4,757,994	—	4,757,994	4,577,994
Market Value of Accelerated Restricted Stock Unit Awards[4]	—	—	—	2,399,246	—	2,399,246	2,399,246
Market Value of Accelerated Performance Share Unit Awards[5]	—	—	—	1,180,326	—	1,180,326	1,180,326
Total	—	—	500,790	8,838,356	—	8,337,566	8,337,566

(1) Pursuant to Mr. Pung's Letter Agreement, he is entitled to a lump sum payment equal to one times the sum of his current base salary plus the annual incentive award last paid to him if his employment is terminated by the Company without cause or by Mr. Pung for good reason. Mr. Pung's Management Agreement provides for the same payments and benefits in the event his employment is terminated by the Company without cause or by Mr. Pung for good reason within 60 days before or one year following a change in control.

(2) Pursuant to Mr. Pung's Letter Agreement, the Company is obligated to provide benefits to Mr. Pung at existing levels for 12 months post-termination if his employment is terminated by the Company without cause or by Mr. Pung for good reason. Mr. Pung's Management Agreement provides for the same benefits in the event his employment is terminated by the Company without cause or by Mr. Pung for good reason within 60 days before or one year following a change in control. The amounts shown represent the total cost of COBRA premiums for continuing such benefits over the applicable time period.

(3) The amounts shown represent the in-the-money value of unexercisable stock options that would immediately become exercisable upon the applicable triggering event, based on the Company's closing stock price on

September 28, 2012, of $44.26. Mr. Pung's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(4) The amounts shown represent the restricted stock units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Pung's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(5) The amounts shown represent the earned performance share units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Pung's Management Agreement and the terms of the equity award provide for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity award provides for such acceleration upon death or disability.

Charles Ill

Payment or Benefit	Voluntary Termination by NEO ($)	Termination by Us For Cause ($)	Termination by Us Without Cause or by NEO with Good Reason ($)	Termination by Us Without Cause in Connection with a Change in Control or by the NEO with Good Reason in Connection with a Change in Control ($)	Retirement ($)	Disability ($)	Death ($)
Value of Cash Severance[1]	—	—	—	725,000	—	—	—
Value of Benefits[2]	—	—	—	16,142	—	—	—
Market Value of Accelerated Stock Option Awards[3]	—	—	—	6,085,750	—	6,085,750	6,085,750
Market Value of Accelerated Restricted Stock Unit Awards[4]	—	—	—	2,969,049	—	2,969,049	2,969,049
Market Value of Accelerated Performance Share Unit Awards[5]	—	—	—	1,416,320	—	1,416,320	1,416,320
Total	—	—	—	11,212,261	—	10,471,119	10,471,119

(1) Pursuant to Mr. Ill's Management Agreement, he is entitled to a lump sum payment equal to one times the sum of his current base salary plus the annual incentive award last paid to him if his employment is terminated by the Company without cause or by Mr. Ill for good reason within 60 days before or one year following a change in control. See the description of Mr. Ill's Transition Agreement above for information about retention pay and benefits payable to Mr. Ill following February 22, 2013 if his employment is not terminated before such date.

(2) Pursuant to Mr. Ill's Management Agreement, the Company is obligated to provide benefits to Mr. Ill at existing levels for 12 months post-termination if his employment is terminated by the Company without cause or by Mr. Ill for good reason within 60 days before or one year following a change in control. The amounts shown represent the total cost of COBRA premiums for continuing such benefits over the applicable time period. See the description of Mr. Ill's Transition Agreement above for information about retention pay and benefits payable to Mr. Ill following February 22, 2013 if his employment is not terminated before such date.

(3) The amounts shown represent the in-the-money value of unexercisable stock options that would immediately become exercisable upon the applicable triggering event, based on the Company's closing stock price on

September 28, 2012, of $44.26. Mr. Ill's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

[4] The amounts shown represent the restricted stock units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Ill's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

[5] The amounts shown represent the earned performance share units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Ill's Management Agreement and the terms of the equity award provide for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity award provides for such acceleration upon death or disability.

James Wehmann

Payment or Benefit	Voluntary Termination by NEO ($)	Termination by Us For Cause ($)	Termination by Us Without Cause or by the NEO with Good Reason ($)	Termination by Us Without Cause in Connection with a Change in Control or by the NEO with Good Reason in Connection with a Change in Control ($)	Retirement ($)	Disability ($)	Death ($)
Value of Cash Severance[1]	—	—	500,000	500,000	—	—	—
Value of Benefits[2]	—	—	15,848	15,848	—	—	—
Market Value of Accelerated Stock Option Awards[3]	—	—	—	4,426,044	—	4,426,044	4,426,044
Market Value of Accelerated Restricted Stock Unit Awards[4]	—	—	—	1,475,319	—	1,475,319	1,475,319
Market Value of Accelerated Performance Share Unit Awards[5]	—	—	—	708,160	—	708,160	708,160
Total	—	—	515,848	7,125,371	—	6,609,523	6,609,523

[1] Pursuant to Mr. Wehmann's Letter Agreement, he is entitled to a lump sum payment equal to one times the sum of his current base salary plus the annual incentive award last paid to him if his employment is terminated by the Company without cause or by Mr. Wehmann for good reason. The Letter Agreement further provides that if his employment were so terminated prior to payment of the cash incentive for fiscal 2012, a value of $100,000 would be assigned to that portion of the calculation. Mr. Wehmann's Management Agreement provides for the same payments and benefits in the event his employment is terminated by the Company without cause or by Mr. Wehmann for good reason within 60 days before or one year following a change in control.

[2] Pursuant to Mr. Wehmann's Letter Agreement, the Company is obligated to provide benefits to Mr. Wehmann at existing levels for 12 months post-termination if his employment is terminated by the Company without cause or by Mr. Wehmann for good reason. Mr. Wehmann's Management Agreement provides for the same benefits in the event his employment is terminated by the Company without cause or by Mr. Wehmann for good reason within 60 days before or one year following a change in control. The amounts shown represent the total cost of COBRA premiums for continuing such benefits over the applicable time period.

(3) The amounts shown represent the in-the-money value of unexercisable stock options that would immediately become exercisable upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Wehmann's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(4) The amounts shown represent the restricted stock units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Wehmann's Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(5) The amounts shown represent the earned performance share units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Mr. Wehmann's Management Agreement and the terms of the equity award provide for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity award provides for such acceleration upon death or disability.

Stuart Wells

Payment or Benefit	Voluntary Termination by NEO ($)	Termination by Us For Cause ($)	Termination by Us Without Cause or by NEO with Good Reason ($)	Termination by Us Without Cause in Connection with a Change in Control or by the NEO with Good Reason in Connection with a Change in Control ($)	Retirement ($)	Disability ($)	Death ($)
Value of Cash Severance[1]	—	—	600,000	600,000	—	—	—
Value of Benefits[2]	—	—	5,458	5,458	—	—	—
Market Value of Accelerated Stock Option Awards[3]	—	—	—	5,532,589	—	5,532,589	5,532,589
Market Value of Accelerated Restricted Stock Unit Awards[4]	—	—	—	1,844,137	—	1,844,137	1,844,137
Market Value of Accelerated Performance Share Unit Awards[5]	—	—	—	1,062,240	—	1,062,240	1,062,240
Total	—	—	605,458	9,044,424	—	8,438,966	8,438,966

(1) Pursuant to Dr. Wells' Letter Agreement, he is entitled to a lump sum payment equal to one times the sum of his current base salary plus the annual incentive award last paid to him if his employment is terminated by the Company without cause or by Dr. Wells for good reason. The Letter Agreement further provides that if his employment were so terminated prior to payment of the cash incentive for fiscal 2012, a value of $100,000 would be assigned to that portion of the calculation. Dr. Wells' Management Agreement provides for the same payments and benefits in the event his employment is terminated by the Company without cause or by Dr. Wells for good reason within 60 days before or one year following a change in control.

(2) Pursuant to Dr. Wells' Letter Agreement, the Company is obligated to provide benefits to Dr. Wells at existing levels for 12 months post-termination if his employment is terminated by the Company without cause or by Dr. Wells for good reason. Dr. Wells' Management Agreement provides for the same benefits in the event his employment is terminated by the Company without cause or by Dr. Wells for good reason within 60 days before or one year following a change in control. The amounts shown represent the total cost of COBRA premiums for continuing such benefits over the applicable time period.

(3) The amounts shown represent the in-the-money value of unexercisable stock options that would immediately become exercisable upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Dr. Wells' Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(4) The amounts shown represent the restricted stock units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Dr. Wells' Management Agreement provides for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity awards provide for such acceleration upon death or disability.

(5) The amounts shown represent the earned performance share units that would immediately vest upon the applicable triggering event, based on the Company's closing stock price on September 28, 2012, of $44.26. Dr. Wells' Management Agreement and the terms of the equity award provide for such acceleration upon a termination of employment in connection with a change in control, and the terms of the equity award provides for such acceleration upon death or disability.

OTHER INFORMATION

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders . . .	5,535,137[1]	$33.02[2]	7,154,655[3]
Equity compensation plans not approved by security holders . . .	13,085[4]	$30.86	—
Total . . .	5,548,222	$33.01[2]	7,154,655[3]

(1) This amount represents the shares of Company common stock that may be issued upon the exercise of outstanding stock options or the vesting of restricted stock units and performance share units granted under the 1992 LTIP and the 2012 LTIP.

(2) The weighted-average exercise price set forth in this column is calculated excluding outstanding restricted stock unit and performance share unit awards, since recipients are not required to pay an exercise price to receive the shares subject to these awards.

(3) This amount includes (a) 4,446,689 shares available for future issuance under the 2012 LTIP and (b) 2,707,966 shares available for issuance under the Company's 1999 Employee Stock Purchase Plan ("ESPP"); however, the Board of Directors has suspended the ESPP effective January 1, 2009. There are no shares available for future issuance under the 1992 LTIP, which expired in February 2012.

(4) This amount represents the shares of Company common stock that may be issued upon the exercise of outstanding stock options granted under the 2003 Employment Inducement Award Plan ("EIAP"). There are no shares available for future issuance under the EIAP, which was terminated in February 2012.

How can stockholders submit proposals for the 2014 Annual Meeting and otherwise?

Under the SEC rules, if a stockholder wants us to include a proposal in our proxy statement and proxy card for our 2014 Annual Meeting, the proposal must be received by our Corporate Secretary, 181 Metro Drive, Suite 700, San Jose, California 95110, no later than 5:00 p.m. local time on September 9, 2013, to be considered for inclusion in the proxy statement and proxy card for that meeting. Stockholder communications to the Board, including any such communications relating to director nominees, may also be addressed to our Corporate Secretary at that address. The Board believes that no more detailed process for these communications is appropriate, due to the variety in form, content and timing of these communications. The Secretary will forward the substance of meaningful stockholder communications, including those relating to director candidates, to the Board or the appropriate committee upon receipt.

In order for business, other than a stockholder proposal included in our proxy statement and proxy card, to be properly brought by a stockholder before the 2014 Annual Meeting, the stockholder must give timely written notice thereof to the Corporate Secretary and must otherwise comply with our Bylaws. Our Bylaws provide that, to be timely, a stockholder's notice must be received by our Corporate Secretary at our principal executive offices no fewer than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's Annual Meeting. In the case of an Annual Meeting which is held more than 25 days before or after such anniversary date, in order for notice by the stockholder to be considered timely, it must be received no later than the close of business on the 10th day following the date of the first public announcement of the date of the Annual Meeting.

Can I access the Proxy Material on the Internet?

Yes. The Proxy Material is located on the "Investors" page of our website at *www.fico.com*, and at the following cookies-free website that can be accessed anonymously: http://investors.fico.com/phoenix.zhtml?c=67528&p=proxy.

May I request a copy of the Company's Annual Report on Form 10-K?

Yes. We will mail without charge, upon written request, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2012, including the consolidated financial statements, schedules and list of exhibits and any particular exhibit specifically requested. Requests should be sent to: Fair Isaac Corporation, 181 Metro Drive, Suite 700, San Jose, California 95110, Attn: Investor Relations. The Annual Report on Form 10-K is also available on the "Investors" page of our website at *www.fico.com.*

By Order of the Board of Directors



MARK R. SCADINA
Executive Vice President, General Counsel and Secretary

Dated: January 7, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]



FAIR ISAAC CORPORATION
ATTN: NANCY FRASER
200 SMITH RANCH ROAD
SAN RAFAEL, CA 94903

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY TELEPHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your Internet or telephone vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed and returned your proxy card.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M51199-P31629 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FAIR ISAAC CORPORATION

The Board of Directors recommends you vote FOR the following Nominees:

1. Election of Directors	For	Against	Abstain
1a. A. George Battle	☐	☐	☐
1b. Nicholas F. Graziano	☐	☐	☐
1c. Braden R. Kelly	☐	☐	☐
1d. James D. Kirsner	☐	☐	☐
1e. William J. Lansing	☐	☐	☐
1f. Rahul N. Merchant	☐	☐	☐
1g. David A. Rey	☐	☐	☐
1h. Duane E. White	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

	For	Against	Abstain
2. To approve the advisory (non-binding) resolution relating to the Company's executive officer compensation as disclosed in the Proxy Statement.	☐	☐	☐
3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the current fiscal year.	☐	☐	☐

4. In their discretion upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

For address change and/or comments, mark here. ☐
(see reverse for instructions)

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owner) [PLEASE SIGN WITHIN BOX] Date

Each stockholder may be asked to present valid picture identification,
such as driver's license or employee identification badge, in addition to this admission ticket.

Admission Ticket

FAIR ISAAC CORPORATION
2013 ANNUAL MEETING OF STOCKHOLDERS
ADMISSION TICKET

Please present this ticket for admittance of the
stockholder(s) named on the reverse side.
Admittance will be based upon availability of seating.

NON-TRANSFERABLE

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

M51200-P31629

FAIR ISAAC CORPORATION
Annual Meeting of Stockholders
February 12, 2013
This proxy is solicited by the Board of Directors

The undersigned hereby appoints William J. Lansing, Mark R. Scadina and Nancy E. Fraser, or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse, all the shares of Common Stock of Fair Isaac Corporation that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on February 12, 2013, or any postponement or adjournment thereof.

THIS PROXY WHEN EXECUTED WILL BE VOTED BY THE UNDERSIGNED STOCKHOLDER. IF NO SUCH DIRECTIONS ARE MADE ON THE EXECUTED PROXY, THIS PROXY WILL BE VOTED "FOR" ALL NOMINEES LISTED IN PROPOSAL 1, AND "FOR" PROPOSALS 2 AND 3.

Address change/comments: ____________________

____

(If you noted any address changes and/or comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

FICO™

Fair Isaac Corporation

2012 Annual Report

LETTER TO SHAREHOLDERS



Shareholders:

FICO had a very good 2012. Revenue grew 9% to $676MM. Net Income grew 29% to $92MM. EPS grew 42% to $2.55. Revenue, net income, and EPS growth all exceeded consensus expectations and our shareholders were rewarded for our strong performance. We are fortunate to be performing well in a hot space.

More important than these strong financial results is the momentum with which we enter 2013. Our franchises in Scores and fraud management lead the industry. We continue to innovate and launch new products, and have acquired additional businesses to augment our growth. We are widely recognized for our leadership in analytics. Finally, as a company focused on extracting value from data for the last 50 years, we are uniquely positioned to provide value as companies increasingly seek to apply analytics to big data.

We are focused on three strategic priorities and have made progress against these priorities over the last year. First, we are extending our analytics prowess to industries beyond banking. Of course we will continue to innovate and support our customers in the financial services industry. Increasingly, businesses in other industries are looking to us for the analytics precision that we have historically provided in banking and it is incumbent on us to leverage that intellectual property to grow our business. Our Customer Dialogue Manager and Analytic Offer Manager products, for example, position us to be leaders in the application of analytics in the retail space.

Second, we must provide our software as a service. By combining the value our clients have come to expect from FICO solutions with the added benefits of SaaS delivery, we have an important opportunity to fortify our competitive position. We are re-architecting our products to achieve this, and we have added SaaS capabilities through our recent acquisitions.

We must apply our decades of experience in data analytics to help our customers as they grapple with ever larger volumes and variety of data in real time. FICO is best known as an analytics company and our analytic scientists have been responsible for multiple industry-changing innovations. Today we are fielding a variety of big data analytic tools and techniques and are investing in a new big data decision management platform to maintain our big data analytics leadership.

We have created value for our shareholders through significant stock buyback over the last year. We continue to believe that investing in ourselves represents a good use of our cash flow. Given the tremendous opportunities in our markets and the ability to accelerate our growth through acquisition, we are also focusing our free cash flow on acquisitions. We recently completed three acquisitions – Entiera, Adeptra, and CR Software – all of which make FICO much more competitive and accelerate our growth. The bar for acquisition is high; we are delighted with the quality of the management teams and products that have come into FICO through these acquisitions.

Your management team is focused first and foremost on creating shareholder value. We take the stewardship of your assets seriously. We seek productivity improvements, strong value for customers, and greater market share, all with a view to increasing shareholder value. Our business is better positioned than it has been in many years.

Attached is a recent memo that I sent to our employees. I share it with you in hopes that it will give you a sense of the terrific team we have and the spirit of innovation and collaboration that pervades our company. We look forward to continuing to build value for you in 2013 and the years ahead.

William Lansing
CEO

LETTER TO FICO EMPLOYEES



Colleagues:

FICO had a very good 2012. Revenue grew 9% to $676MM. Net Income grew 29% to $92MM. EPS grew 42% to $2.55. Revenue, net income, and EPS growth all exceeded consensus expectations and our shareholders were rewarded for our strong performance. We are fortunate to be performing well in a hot space.

I inherited our company's five values when I took over. As we go into the New Year, I would like to share with you some observations on these values:

FOCUS ON CLIENTS

How easy it is for us to say these words and how meaningful when we actually do this. If we truly think about everything from the point of view of the customer, wonderful things will follow. Strong customer focus translates quickly into a compelling value proposition, climbing revenue, happy customers, repeat business, and company profitability. Let us ask ourselves over and over what else we can do in every aspect of our jobs to delight our customers and keep them forever.

DEVELOP OUR PEOPLE

It is obvious to me that our success is totally a function of our people. People are the whole game. Fortunately, we have great people throughout our company. The scientist culture on which FICO is built rewards those who challenge themselves and others intellectually. We must continue to embrace a self-starter culture and value the way our people challenge and inspire one another. We are naturally a test-and-learn organization and it is my ardent hope that everyone in our company is constantly growing professionally.

INNOVATE AND COLLABORATE

At FICO, innovation is in our DNA. As a company with its roots in Silicon Valley, we know that innovation is a philosophy, not an event. We must constantly ask ourselves whether we're bringing to our work the energy and innovative spirit that infuses the best Silicon Valley start-ups. That's what it takes to stay out in front.

We also recognize that innovation alone is not sufficient for success. Increasingly I see great innovation *and collaboration* throughout our company. Great people acting as individual contributors will achieve something, but great people working together will build a truly great company. Ours is a complicated business with strong cross-functional dependencies. It takes concerted teamwork to make our business perform. And when it does – when terrific people work together – it is a thing of beauty. We all know that great teams, winning teams, focus on teamwork and on how each position

supports the team. In team sports – and ours is one, make no mistake – it is the team, not individuals, who win or lose. Let us work together – recruiting, retaining, and motivating the very best talent – to build a first class team.

EXECUTE WITH INTEGRITY

Of course. More words would only dilute the message.

DELIVER HIGH PERFORMANCE

Nothing will make our shareholders happier than meeting and exceeding the financial expectations of the investment community. Our company's long-term health and prosperity are absolutely dependent on our consistent delivery of customer value – the surest path to strong financial results. We are improving every day and will continue to improve as we go forward. Let us do our jobs and execute as though we were spending our own money in building our own business – because that is exactly the trust that the shareholders have put in us.

* * *

The coming year promises to be an exciting one for FICO. I am pleased with our progress and energized about the future. Thank you all for your dedication and commitment to making 2013 a truly great year.

Will

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2012

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from to
Commission File Number 1-11689

Fair Isaac Corporation
(Exact name of registrant as specified in its charter)

Delaware	**94-1499887**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
901 Marquette Avenue, Suite 3200 Minneapolis, Minnesota	**55402-3232**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code:
612-758-5200

Securities registered pursuant to Section 12(b) of the Act:

(Title of Class)	(Name of each exchange on which registered)
Common Stock, $0.01 par value per share	New York Stock Exchange, Inc.
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file report pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 31, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $928,946,960 based on the last transaction price as reported on the New York Stock Exchange on such date. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purposes.

The number of shares of common stock outstanding on October 31, 2012 was 34,915,741 (excluding 53,941,042 shares held by the Company as treasury stock).

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	27
Item 2.	Properties	27
Item 3.	Legal Proceedings	28
Item 4.	Mine Safety Disclosures	28

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6.	Selected Financial Data	31
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
Item 8.	Financial Statements and Supplementary Data	56
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	96
Item 9A.	Controls and Procedures	96
	Management's Report on Internal Control Over Financial Reporting	96
Item 9B.	Other Information	96

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	97
Item 11.	Executive Compensation	99
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	99
Item 13.	Certain Relationships and Related Transactions, and Director Independence	99
Item 14.	Principal Accountant Fees and Services	99

PART IV

Item 15.	Exhibits, Financial Statement Schedules	100
Signatures		104

FORWARD LOOKING STATEMENTS

Statements contained in this report that are not statements of historical fact should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In addition, certain statements in our future filings with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other statements concerning future financial performance; (ii) statements of our plans and objectives by our management or Board of Directors, including those relating to products or services, research and development, and the sufficiency of capital resources; (iii) statements of assumptions underlying such statements, including those related to economic conditions; (iv) statements regarding business relationships with vendors, customers or collaborators, including the proportion of revenues generated from international as opposed to domestic customers; and (v) statements regarding products, their characteristics, performance, sales potential or effect in the hands of customers. Words such as "believes," "anticipates," "expects," "intends," "targeted," "should," "potential," "goals," "strategy," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described in Item 1A of Part I, Risk Factors, below. The performance of our business and our securities may be adversely affected by these factors and by other factors common to other businesses and investments, or to the general economy. Forward-looking statements are qualified by some or all of these risk factors. Therefore, you should consider these risk factors with caution and form your own critical and independent conclusions about the likely effect of these risk factors on our future performance. Such forward-looking statements speak only as of the date on which statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events or circumstances. Readers should carefully review the disclosures and the risk factors described in this and other documents we file from time to time with the SEC, including our reports on Forms 10-Q and 8-K to be filed by the Company in fiscal 2013.

PART I

Item 1. *Business*

GENERAL

Fair Isaac Corporation (NYSE: FICO) (together with its consolidated subsidiaries, the "Company," which may also be referred to in this report as "we," "us," "our," and "FICO") provides products and services that enable businesses to automate, improve and connect decisions to enhance business performance. Our predictive analytics, which includes the industry-standard FICO® Score, and our Decision Management systems power hundreds of billions of customer decisions each year.

We were founded in 1956 on the premise that data, used intelligently, can improve business decisions. Today, we help thousands of companies in over 90 countries use our Decision Management technology to target and acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses, and enter new markets more profitably. Most leading banks and credit card issuers rely on our solutions, as do insurers, retailers and healthcare organizations. We also serve consumers through online services that enable people to purchase and understand their FICO® Scores, the standard measure in the United States of credit risk, empowering them to manage their financial health.

More information about us can be found on our principal website, www.fico.com. We make our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, as well as amendments to those reports, available free of charge through our website as soon as reasonably practicable after we electronically file them with the SEC. Information on our website is not part of this report.

PRODUCTS AND SERVICES

We help businesses automate, improve and connect decisions across the enterprise, an approach we commonly refer to as Decision Management. Most of our solutions address customer decisions, including customer targeting and acquisition, account origination, customer management, fraud management and collections and recovery. We also help businesses improve noncustomer decisions such as transaction and claims processing. Our solutions enable users to make decisions that are more precise, consistent and agile, and that systematically advance business goals. This helps our clients to reduce the cost of doing business, increase revenues and profitability, reduce losses from risks and fraud, and increase customer loyalty.

Our Segments

We categorize our products and services into the following three operating segments:

- *Applications.* This segment includes pre-configured Decision Management applications designed for a specific type of business problem or process — such as marketing, account origination, customer management, fraud and insurance claims management — as well as associated professional services.
- *Scores.* This segment includes our business-to-business scoring solutions and services, our myFICO® solutions for consumers, and associated professional services. Our scoring solutions give our clients access to analytics that can be easily integrated into their transaction streams and decision-making processes. Our scoring solutions are distributed through major credit reporting agencies, as well as services through which we provide our scores to clients directly.
- *Tools.* The Tools segment is composed of software tools that clients can use to create their own custom Decision Management applications, as well as associated professional services.

Comparative segment revenues, operating income and related financial information for fiscal 2012, 2011 and 2010 are set forth in Note 17 to the accompanying consolidated financial statements.

Our Solutions

Our solutions involve four fundamental disciplines:

- Predictive analytics that identify the risks and opportunities associated with individual clients, prospects and transactions, in order to detect patterns such as risk and fraud, and that improve the design of decision logic or "strategies";
- Data management and profiling that bring extensive consumer information to every decision;
- Software such as rules management systems that implement business rules, models and decision strategies, often in a real-time environment; and
- Consulting services that help clients make the most of investments in FICO applications, tools and scores in the shortest possible time.

All of our solutions are designed to help businesses make decisions that are faster, more precise, more consistent and more agile, while reducing costs and risks incurred in making decisions. With the acquisition of Adeptra Ltd. ("Adeptra") in September 2012, we can now offer clients full-cycle decision management — enabling them to assess a customer or situation, determine the ideal decision, act on that decision, and resolve a situation with a customer.

Applications

We develop industry-tailored Decision Management applications, categorized as Applications, which apply analytics, data management and Decision Management software to specific business challenges and processes. These include credit offer prescreening, insurance claims management and others. Our Applications primarily serve clients in the banking, insurance, healthcare, and retail sectors. Within our Applications segment our fraud solutions accounted for 25%, 23% and 20% of total revenues in each of fiscal 2012, 2011 and 2010, respectively; our customer management solutions accounted for 13%, 13% and 14% of total revenues, in each of these periods, respectively; and our marketing solutions accounted for 9%, 10% and 11% for each of these periods, respectively.

Marketing Applications

The chief offerings for marketing are our FICO® Analytic Offer Manager and FICO® Customer Dialogue Manager. These solutions offer a suite of products, capabilities and services designed to integrate the technology and analytic services needed to perform context-sensitive customer acquisition, cross-selling and retention programs and deliver mathematically optimized offers. Our marketing solutions enable companies that offer multiple products and use multiple channels (companies such as large financial institutions, consumer branded goods companies, pharmaceutical companies, retail merchants and hospitality companies) to execute more efficient and profitable customer interactions. Services offered in our Marketing Solutions include customer data integration services; services that enable real-time marketing through direct consumer interaction channels; campaign management and optimization services; interactive tools that automate the design, execution and collection of customer response data across multiple channels; and customer data collection, management and profiling services.

In fiscal year 2012, we acquired Entiera, Inc. ("Entiera") with the intent of using its Insight product as the platform for our marketing solutions. The Insight product has been re-named FICO Customer Dialogue Manager, a multi-channel marketing platform that enables marketers to design, execute and manage precisely timed and targeted campaigns that engage customers across all channels based on their known interactions and preferences. FICO Customer Dialogue Manager replaces the Precision Marketing Manager solution previously offered at FICO and together with Analytic Offer Manager replaces Retail Action Manager.

Originations Applications

We provide solutions that enable banks, credit unions, finance companies, installment lenders and other companies to automate and improve the processing of requests for credit or service. These solutions increase the speed and efficiency with which requests are handled, reduce losses and increase approval rates through analytics that assess applicant risk, and reduce the need for manual review by loan officers.

Our newest origination application is FICO® Origination Manager, an application-to-decision processing solution built on a service-oriented architecture (SOA), modularized approach that launched in fiscal year 2011. Our other solutions include the web-based FICO® LiquidCredit® service, which is primarily focused on credit decisions and is offered largely to mid-tier banking institutions. In addition, we offer FICO® Origination Decision Manager, a rules-based application based on our FICO® Blaze Advisor® business rules management system. We also offer custom and consortium-based credit risk and application fraud models.

Customer Management Applications

Our customer management products and services enable businesses to automate and improve risk-based decisions on their existing customers. These solutions help businesses apply advanced analytics in account and customer decisions to increase portfolio revenue, decrease risk exposure and losses, while improving operational efficiencies.

We provide customer management solutions for banking, where our leading account and customer management product is the FICO® TRIAD® Customer Manager. The solution is an adaptive control system, so named because it enables businesses to rapidly adapt to changing business and internal conditions by designing and testing new strategies in a "champion/challenger" environment. The TRIAD system is the world's leading credit account management system, and our adaptive control systems are used by more than 250 banks. The current version of the TRIAD system enables users to manage risk and communications at both the account and customer level from a single platform.

We market and sell TRIAD end-user software licenses, maintenance, consulting services, and strategy design and evaluation. Additionally, we provide TRIAD services and similar credit account management services through third-party credit card processors worldwide, including the two largest processors in the U.S., First Data Resources, Inc. and Total System Services, Inc.

We also offer transaction-based models called FICO® Transaction Scores, which help card issuers identify high-risk behavior more quickly and thus manage their credit card accounts more profitably.

Fraud Applications

Our fraud management products improve our clients' profitability by predicting the likelihood that a given transaction or customer account is experiencing fraud. Our fraud products analyze transactions in real time and generate recommendations for immediate action, which is critical to stopping third-party fraud, as well as first-party fraud and deliberate misuse of account privileges.

Our solutions are designed to detect and prevent a wide variety of fraud and risk types across multiple industries, including credit and debit payment card fraud; e-payment fraud; deposit account fraud; technical fraud and bad debt; healthcare fraud; Medicaid and Medicare fraud; and property and casualty insurance claims fraud, including workers' compensation fraud. FICO fraud solutions protect financial institutions, insurance companies and government agencies from losses and damaged customer relationships caused by fraud and related criminal behavior.

Our leading fraud detection solution is FICO® Falcon® Fraud Manager, recognized as the leader in global payment card fraud detection. Falcon Fraud Manager's neural network predictive models and patented profiling technology, both further described below in the "Technology" section, examine transaction, cardholder, account,

customer, device and merchant data to detect a wide range of payment card fraud quickly and accurately. Falcon Fraud Manager analyzes payment transactions in real time, assesses the risk of fraud, and takes the user-defined steps to prevent fraud while expediting legitimate transactions.

FICO® Fraud Predictor with Merchant Profiles is used in conjunction with Falcon Fraud Manager on payment card monitoring for credit and debit to improve fraud detection rates through the inclusion of merchant profiles. Merchant profiles are built using fraud and transactional data that include characteristics that reveal, for example, merchants that have a history of higher fraud volumes, and which purchase types and ticket sizes have most often been fraudulent at a particular merchant.

In addition to the Falcon products, we offer FICO® Card Alert Service. Card Alert Service is a solution for fighting ATM debit fraud. The Card Alert Service identifies counterfeit payment cards and reports them to issuers. The service analyzes daily transactions from participating networks, and uses this data to identify common points of compromise and suspect cards most likely to incur fraud.

FICO® Insurance Fraud Manager uses advanced unsupervised predictive modeling techniques to detect health care claims fraud, abuse and errors as soon as aberrant behavior patterns emerge. Insurance Fraud Manager is used by both public and private health care payers to detect and prevent fraud in both pre- and post-pay fraud investigation environments.

In fiscal 2012, FICO launched two new fraud solutions: FICO® Claims Fraud Solution, which provides auto and other property and casualty insurers with a powerful integrated set of sophisticated components that are configured to detect and prioritize claims fraud incidents so that most clients experience payback on the solution in a matter of months, not years. We have also introduced the FICO® Merchant Monitoring Solution, which enables merchant acquirers to identify the full spectrum of merchant risk — fraud, card association non-compliance, bankruptcy, and merchant attrition risk to mitigate losses while increasing portfolio volumes.

Collections & Recovery Applications

Our leading solutions in this area are the FICO® Debt Manager™ solution and the FICO® Recovery Management System™ ("RMS") solution. The Debt Manager solution automates the full cycle of collections and recovery, including early collections, late collections, asset disposal, agency placement, recovery, litigation, bankruptcy, asset management and residual balance recovery. The RMS solution is focused on the later phases of distressed debt management in the U.S., including bankruptcy and agency management. Companies using the Debt Manager solution and the RMS solution in the U.S. can access partner services such as collection agencies and attorneys via FICO® Network Services, which provides web-based access to and from thousands of third-party collections and recovery service providers, as well as access to multiple data sources and FICO solutions hosted in Active Service Pages (ASP) mode. We also provide the FICO® PlacementsPlus® service, an account placement optimization and management system.

Analytics

We perform custom predictive, descriptive and decision modeling and related analytic projects for clients in multiple industries and to address multiple business processes across the customer life cycle. This work leverages our analytic methodologies and expertise to solve risk management and marketing challenges for a single business, using that business's data and industry best practices to develop a highly customized solution. Most of this work falls under predictive analytics, decision analysis and optimization, which provide greater insight into customer preferences and future customer behavior. Within decision analysis and optimization, we apply data and proprietary algorithms to the design of customer treatment strategies.

We offer FICO® Economic Impact Service, which uses time series modeling of the macro economy to allow lenders to forecast future credit risk performance based on their views of the economy. The resulting insights can be used to adjust current credit policy as well as provide input into the calculation of regulatory capital requirements.

Mobility

In September 2012, we completed our acquisition of Adeptra, a leader in cloud-based customer engagement and risk intervention solutions. Adeptra's software as a service ("SaaS") platform enables leading financial services institutions and other businesses to take advantage of the explosion in mobile communication in order to manage risk, fight fraud and dramatically improve the customer experience, all in real time. By using Adeptra's technology combined with FICO's decision management applications, businesses can move from defining, changing and testing decisions to executing and resolving customer interactions while improving customer outcomes.

With this acquisition, new offerings for FICO include Adeptra® Fraud Risk Intervention, which enables clients to engage with customers rapidly and effectively to identify true cases of fraud; Adeptra® Credit Risk Intervention, which enables clients to interact with customers using preferred channels, treatments and schedules to manage past due payments; and Adeptra® Customer Risk and Engagement, which facilitates effective, scalable and targeted two-way multi-channel engagement across a range of applications such as account activation, marketing and customer service.

Scores

We develop leading credit scores based on third-party data. Our FICO® Scores are used in most U.S. credit decisions, by most of the major banks and credit card organizations as well as by mortgage and auto loan originators. These scores provide a consistent and objective measure of an individual's credit risk. Credit grantors use the FICO® Scores to prescreen candidates for solicitation, to evaluate applicants for new credit and to review existing accounts. The FICO® Scores are calculated based on proprietary scoring models and implemented on third-party data. The scores produced by these models are available through each of the three major credit reporting agencies in the United States: TransUnion, Experian and Equifax. Users generally pay the credit reporting agencies scoring fees based on usage, and the credit reporting agencies share these fees with us.

The most recent version of the FICO® Score for U.S. and Canadian lenders is the FICO® 8 Score. This substantially upgraded version, available at the three major credit reporting agencies in the U.S. and the two major credit reporting agencies in Canada, includes enhancements that increase its predictive power as well as enhancements specific to the market. For example, the U.S. version includes enhancements that consider authorized user accounts (accounts where another consumer is added as a user of the primary cardholder's account) while limiting the possibility that such accounts are used to artificially inflate scores. The Canadian version includes enhancements that provide specialized line of credit handling.

Our scoring portfolio also includes the FICO Expansion® Score, which provides scores on U.S. consumers who do not have traditional FICO® Scores, generally because they have too few credit accounts being reported to the credit reporting agencies. The score analyzes multiple sources of non-traditional credit data such as subscription memberships, deposit account activity and utility payment histories. The resulting scores have the same 300 – 850 score range as the traditional FICO® Score.

Our other solutions include:

- The FICO® Credit Capacity Index™, the first market-ready predictive analytic to assess a consumer's ability to pay new debt. In fiscal 2012, we launched FICO® Credit Capacity Index in the United Kingdom, making it now available for use with four credit reporting agencies' data in multiple markets. Also, outside of North America, we have installed client-specific versions of the FICO® Credit Capacity Index in two countries.
- The FICO® Economic Impact Index, the first market-ready, economically adjusted measure of consumer risk available for portfolio stress testing as well as individual credit decisions.

The FICO® Score Trends Service is a comprehensive reporting package that allows lenders to drill down into industry FICO® Score trends, indexed by a range of criteria such as industry, geography and time period, in order to regularly analyze their own portfolios, and improve their risk management and forecasting.

Through the combination of these scoring solutions, FICO offers a comprehensive market-ready solution for giving lenders a 360 degree view of the customer, encompassing the risk view (FICO® Score), market view (FICO® Score Trends Service), opportunity view (FICO® Credit Capacity Index™) and economic view (FICO® Economic Impact Index).

Outside of the United States and Canada, we offer the FICO® Score, for consumer and/or small and medium enterprises lending, through credit reporting agencies in 12 markets worldwide. We have installed client-specific versions of the FICO® Score in 6 countries. Like FICO® Scores in North America, these scores help lenders in multiple countries leverage the FICO® Score's predictive analysis to assess the risk of prospects, applicants and borrowers. FICO® Scores are in use or being implemented in 16 different countries across four continents.

In addition to the scoring solutions noted above, we also offer marketing and bankruptcy scores known as FICO® Revenue Scores and FICO® Bankruptcy Scores through the U.S. credit reporting agencies; an application fraud, revenue and bankruptcy score available in Canada; commercial credit scores delivered by both U.S. and U.K. credit reporting agencies, and soon to be released in Singapore; and the FICO® Medication Adherence Score, which uses predictive analytics to forecast an individual's likelihood of taking his or her prescription medication as directed. The FICO Medication Adherence Score is a HIPAA-compliant solution that helps improve drug adherence, boosting therapy effectiveness and reducing health care costs.

In fiscal 2012, we launched the FICO® Mortgage Score Powered by CoreLogic which evaluates the traditional credit data from the national credit data repositories and the unique supplemental consumer credit data contained in the CoreLogic CoreScore™ credit report to deliver a more comprehensive and accurate view of a consumer's credit risk profile for loan prequalification and origination. This expands our growing portfolio of mortgage solutions, which includes the FICO® Strategic Default Custom Analytic, which evaluates Automated Valuation Model data combined with traditional credit data to predict the likelihood that consumers who can afford to pay their mortgage will decide to default in response to (or in anticipation of) reaching negative home equity.

We have also developed scoring systems for insurance underwriters and marketers. Such systems use the same underlying statistical technology as our FICO® risk scores, but are designed to predict applicant or policyholder insurance loss ratio for automobile or homeowners' coverage. Our insurance scores are available in the U.S. from TransUnion, Experian, Equifax and ChoicePoint, Inc., and in Canada from Equifax. We also offer an insurance score called the Property PredictR™ score, which analyzes property inspection database data from an insurance services provider, Millennium Information Services, Inc., to calculate the loss risk of a property.

We provide credit bureau scoring services and related consulting directly to users in banking through the FICO® PreScore® service for prescreening solicitation candidates and the FICO® Score Delivery Service for account review.

Through our myFICO® service, we provide solutions based on our analytics to consumers, sold directly by us or through distribution partners. Consumers can use the myFICO.com website to purchase their FICO® Scores, the credit reports underlying the scores, explanations of the factors affecting their scores, and customized advice on how to manage their scores. Customers can use the myFICO service to simulate how taking specific actions would affect their FICO Score. Consumers can also purchase Equifax's Score Watch® subscriptions, which deliver alerts via email and short message service or text messages when the user's scores or balances change. The myFICO products and subscription offerings are available online at www.myfico.com in partnership with two major U.S. credit reporting agencies: Equifax and TransUnion. The myFICO products and subscription offerings are also available to consumers through lenders, financial portals and numerous other partners.

Tools

We provide software products that businesses use to build their own tailored Decision Management applications. In contrast to our packaged Applications developed for specific industry applications, our Tools support the addition of Decision Management capabilities to virtually any application or operational system. These tools are sold as licensed software, and can be used by themselves or together to advance a client's Decision Management initiatives. We use these tools as common software components for our own Decision Management applications, described above in the Applications section. They are also key components of our Decision Management architecture, described in the Technology section. We also partner with third-party providers within given industry markets and with major software companies to embed our tools within existing applications.

The principal products offered are software tools for:

- *Rules Management.* The FICO® Blaze Advisor® business rules management system is used to design, develop, execute and maintain rules-based business applications. The Blaze Advisor system enables business users to propose and preview the impact of changes to decisioning logic, to review and approve proposed changes, and commit those changes to production decisioning, all without demanding IT cycles. The Blaze Advisor system is sold as an end-user tool and is also the rules engine within several of our Decision Management applications. The Blaze Advisor system, available in six languages, is a multi-platform solution that: embeds rules management within existing applications; supports Web Services and SOA, Java 2 Enterprise Edition (J2EE) platforms, Microsoft .NET and COBOL for z/OS mainframes; and is the first rules engine to support Java, .NET and COBOL deployment of the same rules. It also incorporates the exclusive Rete III rules execution technology, which improves the efficiency and speed with which the Blaze Advisor system is able to process and execute complex, high-volume business rules.
- *Predictive Modeling.* In fiscal year 2012 we introduced FICO® Model Central™ Solution, a comprehensive offering to help banks and other organizations, including insurance, retail and health care companies, maximize the power of their predictive models and meet stricter regulations for model management. It complements FICO® Model Builder, which enables the user to develop and deploy sophisticated predictive models for use in automated decisions as well as complete scoring routines, such as variable generation, segment logic, scoring, calibration and reason codes. This software is based on the methodology and tools FICO uses to build both client-level and industry-level predictive models and scorecards, which we have developed over more than 40 years, and includes additional algorithms for rapidly discovering variable relationships, predictive interactions and optimal segmentation. The predictive models produced can be embedded in custom production applications or one of our Decision Management applications and can also be executed in the FICO® Blaze Advisor system.
- *Optimization.* FICO® Xpress Optimization Suite provides operations research professionals with world-class solvers and high-productivity tools to quickly design and deliver custom, mathematically optimal solutions for a wide range of industry problems. Xpress includes a powerful modeling and programming language, with robust scalability, to quickly model and solve even the largest optimization problems. Xpress tools are licensed to end users, consultants and independent software vendors in several industries, and are a core component within FICO® Decision Optimizer. Decision Optimizer is a software tool that enables complex, large-scale optimizations involving dozens of networked action-effect models, and enables exploration and simulation of many optimized scenarios along an efficient frontier of options. The data-driven strategies produced by these tools can be executed by the FICO® Blaze Advisor® system or one of our Decision Management applications.

COMPETITION

The market for our advanced solutions is intensely competitive and is constantly changing. Our competitors vary in size and in the scope of the products and services they offer. We encounter competition from a number of sources, including:

- in-house analytic and systems developers;
- scoring model builders;
- enterprise resource planning ("ERP") and customer relationship management ("CRM") packaged solutions providers;
- business intelligence solutions providers;
- business process management and business rules management providers;
- providers of credit reports and credit scores;
- providers of automated application processing services;
- data vendors;
- neural network developers and artificial intelligence system builders;
- third-party professional services and consulting organizations;
- providers of account/workflow management software;
- software companies supplying modeling, rules, or analytic development tools; and
- providers of cloud-based customer engagement and risk intervention solutions.

We believe that none of our competitors offers the same mix of products as we do, has the same expertise in predictive analytics and their integration with Decision Management software, and can offer the enhanced lifecycle management capabilities we offer in areas like banking. However, certain competitors may have larger shares of particular geographic or product markets.

Applications

The competition for our Applications varies by both application and industry.

In the marketing services market, we compete with Acxiom, Epsilon, Equifax, Experian, Harte-Hanks, InfoUSA, KnowledgeBase, Merkle and TargetBase, among others. We also compete with traditional advertising agencies and companies' own internal information technology and analytics departments.

In the origination market, we compete with Experian, Equifax, and CGI, among others.

In the customer management market, we compete with Experian, among others.

In the fraud solutions market for banking, we compete primarily with Actimize, a division of NICE Systems, Experian, Detica, a division of BAE, SAS and ACI Worldwide. In the fraud solutions market for health care insurance, we compete with Emdeon, Ingenix, ViPS, MedStat, Detica, a division of BAE, SAS, Verisk Analytics and IBM. Verisk Analytics and SAS also compete in the property and casualty insurance claims fraud market.

In the collections and recovery solutions market, we compete with both outside suppliers and in-house scoring and computer systems departments for software and ASP servicing. Major competitors include CGI, Experian, and various boutique firms, along with the three major U.S. credit reporting agencies and Experian-Scorex for scoring and optimization projects.

Scores

In this segment, we compete with both outside suppliers and in-house analytics and computer systems departments for scoring business. Major competitors among outside suppliers of scoring models include the three major credit reporting agencies in the U.S. and Canada, which are also our partners in offering our scoring solutions; Experian and Experian-Scorex (U.S. partner), TransUnion and TransUnion International, Equifax, VantageScore (a joint venture entity established by the major U.S. credit reporting agencies), CRIF and other credit reporting agencies outside the United States; and other data providers like LexisNexis and ChoicePoint, some of which also represent FICO partners.

For our direct-to-consumer services that deliver credit scores, credit reports and consumer credit education services, we compete with our credit reporting agency partners and their affiliated companies, as well as with Trilegiant, InterSections and others.

Tools

Our primary competitors in this segment include IBM, SAS, Pegasystems and Angoss.

Competitive Factors

We believe the principal competitive factors affecting our markets include: technical performance; access to unique proprietary databases; availability in ASP format; product attributes like adaptability, scalability, interoperability, functionality and ease-of-use; product price; customer service and support; the effectiveness of sales and marketing efforts; existing market penetration; and our reputation. Although we believe our products and services compete favorably with respect to these factors, we may not be able to maintain our competitive position against current and future competitors.

MARKETS AND CUSTOMERS

Our products and services serve clients in multiple industries, including primarily banking, insurance, retail and healthcare. End users of our products include 92 of the 100 largest financial institutions in the United States, and more than half of the largest 100 banks in the world. Our clients also include more than 600 insurers, including the top ten U.S. property and casualty insurers; more than 400 retailers and general merchandisers, including about one-third of the top 100 U.S. retailers; more than 100 government or public agencies; and more than 150 healthcare and pharmaceuticals companies, including nine of the world's top ten pharmaceuticals companies. All of the top ten companies on the 2012 *Fortune* 500 list use FICO's solutions.

In addition, our consumer services are marketed to an estimated 200 million U.S. consumers whose credit relationships are reported to the three major credit reporting agencies.

In the United States, we market our products and services primarily through our own direct sales organization that is organized around vertical markets. Sales groups are based in our headquarters and in field offices strategically located both in and outside the United States. We also market our products through indirect channels, including alliance partners and other resellers.

During fiscal 2012, 2011 and 2010, revenues generated from our agreements with Equifax, TransUnion and Experian collectively accounted for 18%, 18%, and 20% of our total revenues, respectively.

Outside the United States, we market our products and services primarily through our subsidiary sales organizations. Our subsidiaries license and support our products in their local countries as well as within other foreign countries where we do not operate through a direct sales subsidiary. We also market our products through resellers and independent distributors in international territories not covered by our subsidiaries' direct sales organizations.

Our largest market segments outside the United States are the United Kingdom and Canada. In addition, we have delivered products to users in over 90 countries.

Revenues from international customers, including end users and resellers, amounted to 39%, 37% and 35% of our total revenues in fiscal 2012, 2011 and 2010, respectively. See Note 17 to the accompanying consolidated financial statements for a summary of our operating segments and geographic information.

TECHNOLOGY

We specialize in analytics, software and data management technologies that analyze data and drive business processes and decision strategies. We maintain active research in a number of fields for the purposes of deriving greater insight and predictive value from data, making various forms of data more usable and valuable to the model-building process, and automating and applying analytics to the various processes involved in making high-volume decisions in real time.

Because of our pioneering work in credit scoring and fraud detection, we are widely recognized as a leader in predictive analytics. In all our work, we believe that our tools and processes are among the very best commercially available, and that we are uniquely able to integrate advanced analytic, software and data technologies into mission-critical business solutions that offer superior returns on investment.

Recent product releases support our integrated technical architecture for Decision Management, which ensures interoperability across FICO systems. Our intention is to bring greater flexibility, higher analytic performance and better decisions across the lifecycle. Building on FICO's broad and deep experience in developing Decision Management applications, the architecture is service-oriented, designed for easy standards-based integration with our clients' core systems and will support and deliver ever more powerful analytics that operate both within specific stages of the customer lifecycle and across them. This Decision Management architecture contains capabilities from existing FICO products, from new and existing components and from third-party providers. We have developed the architecture's components and are continuing to migrate our software products onto the architecture. This migration takes the form of successive product releases that also provide immediate client value through added functionality.

The technologies listed below are all supported by the Decision Management architecture, which will create tighter integration between our Decision Management Applications and our Tools.

Principal Areas of Expertise

Predictive Modeling. Predictive modeling identifies and mathematically represents underlying relationships in historical data in order to explain the data and make predictions or classifications about future events. Our models summarize large quantities of data to amplify its value. Predictive models typically analyze current and historical data on individuals to produce easily understood metrics such as scores. These scores rank-order individuals by likely future performance, e.g., their likelihood of making credit payments on time, or of responding to a particular offer for services. We also include in this category models that detect the likelihood of a transaction being fraudulent. Our predictive models are frequently operationalized in mission-critical transactional systems and drive decisions and actions in near real time. A number of analytic methodologies underlie our products in this area. These include proprietary applications of both linear and nonlinear mathematical programming algorithms, in which one objective is optimized within a set of constraints, and advanced "neural" systems, which learn complex patterns from large data sets to predict the probability that a new individual will exhibit certain behaviors of business interest. We also apply various related statistical techniques for analysis and pattern detection within large datasets.

Decision Analysis and Optimization. Decision analysis refers to the broad quantitative field that deals with modeling, analyzing and optimizing decisions made by individuals, groups and organizations. Whereas predictive models analyze multiple aspects of individual behavior to forecast future behavior, decision analysis

analyzes multiple aspects of a given decision to identify the most effective action to take to reach a desired result. We have developed an integrated approach to decision analysis that incorporates the development of a decision model that mathematically maps the entire decision structure; proprietary optimization technology that identifies the most effective strategies, given both the performance objective and constraints; the development of designed testing required for active, continuous learning; and the robust extrapolation of an optimized strategy to a wider set of scenarios than historically encountered. Our optimization capabilities also include a proprietary mathematical modeling and programming language, an easy-to-use development environment, and a state-of-the-art set of optimization algorithms. These capabilities allow us to solve a large variety of optimization problems across all industries.

Transaction Profiling. Transaction profiling is a patent-protected technique used to extract meaningful information and reduce the complexity of transaction data used in modeling. Many of our products operate using transactional data, such as credit card purchase transactions, or other types of data that change over time. In its raw form, this data is very difficult to use in predictive models for several reasons. First, an isolated transaction contains very little information about the behavior of the individual who generated the transaction. In addition, transaction patterns change rapidly over time. Finally, this type of data can often be highly complex. To overcome these issues, we have developed a set of proprietary techniques that transform raw transactional data into a mathematical representation that reveals latent information, and which make the data more usable by predictive models. This profiling technology accumulates data across multiple transactions of many types to create and update profiles of transaction patterns. These profiles enable our neural network models to efficiently and effectively make accurate assessments of, for example, fraud risk and credit risk within real-time transaction streams.

Customer Data Integration. Decisions made on customers or prospects can benefit from data stored in multiple sources, both inside and outside the enterprise. We have focused on developing data integration processes that are able to assemble and integrate those disparate data sources into a unified view of the customer or household, through the application of persistent keying technology. Through our acquisition of Entiera in May 2012, we now have the capability to store unstructured customer data — commonly referred to as Big Data — and enable business clients to use this data to develop more targeted customer communications.

Decision Management Software. In order to make a decision strategy operational, the various steps and rules need to be programmed or exported into the business's software infrastructure, where it can communicate with front-end, customer-facing systems and back-end systems such as billing systems. We have developed software systems, sometimes known as decision engines and business rules management systems, which perform the necessary functions to execute a decision strategy. Our software includes very efficient programs for these functions, facilitating, for example, business user definition of extremely complex decision strategies using graphic user interfaces; simultaneous testing of hundreds of decision strategies in "champion/challenger" (test/control) mode; high-volume processing and analysis of transactions in real time; integration of multiple data sources; and execution of predictive models for improved behavior forecasts and finer segmentation. Decision Management software is an integral part of our Decision Management Applications, described earlier. Through our acquisition of Adeptra in September 2012, we now have advanced technology for customer engagement, which enables the execution of decisions and customer contact through SMS, email, mobile applications and other channels.

Research and Development Activities

Our research and development expenses were $59.5 million, $62.1 million and $73.6 million in fiscal 2012, 2011 and 2010, respectively. We believe that our future success depends on our ability to continually maintain and improve our core technologies, enhance our existing products, and develop new products and technologies that meet an expanding range of markets and customer requirements. In the development of new products and enhancements to existing products, we use our own development tools extensively.

We have traditionally relied primarily on the internal development of our products. Based on timing and cost considerations; however, we have acquired, and in the future may consider acquiring, technology or products from third parties.

PRODUCT PROTECTION AND TRADEMARKS

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality agreements and procedures to protect our proprietary rights.

We retain the title to and protect the suite of models and software used to develop scoring models as a trade secret. We also restrict access to our source code and limit access to and distribution of our software, documentation and other proprietary information. We have generally relied upon the laws protecting trade secrets and upon contractual nondisclosure safeguards and restrictions on transferability to protect our software and proprietary interests in our product and service methodology and know-how. Our confidentiality procedures include invention assignment and proprietary information agreements with our employees and independent contractors, and nondisclosure agreements with our distributors, strategic partners and customers. We also claim copyright protection for certain proprietary software and documentation.

We have patents on many of our technologies and have patent applications pending on other technologies. The patents we hold may not be upheld as valid and may not prevent the development of competitive products. In addition, patents may never be issued on our pending patent applications or on any future applications that we may submit. We currently hold 121 U.S. and 13 foreign patents with 89 applications pending.

Despite our precautions, it may be possible for competitors or users to copy or reproduce aspects of our software or to obtain information that we regard as trade secrets. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Patents and other protections for our intellectual property are important, but we believe our success and growth will depend principally on such factors as the knowledge, ability, experience and creative skills of our personnel, new products, frequent product enhancements and name recognition.

We have developed technologies for research projects conducted under agreements with various United States government agencies or their subcontractors. Although we have acquired commercial rights to these technologies, the United States government typically retains ownership of intellectual property rights and licenses in the technologies that we develop under these contracts. In some cases, the United States government can terminate our rights to these technologies if we fail to commercialize them on a timely basis. In addition, under United States government contracts, the government may make the results of our research public, which could limit our competitive advantage with respect to future products based on funded research.

We have used, registered and/or applied to register certain trademarks and service marks for our technologies, products and services. We currently have 28 trademarks registered in the U.S. and select foreign countries.

PERSONNEL

As of September 30, 2012, we employed 2,315 persons worldwide. Of these, 307 full-time employees were located in our Minneapolis and Arden Hills, Minnesota offices, 297 full-time employees were located in our San Diego, California office, 225 full-time employees were located in our San Rafael, California office, 411 full-time employees were located in our India-based office and 260 full-time employees were located in our United Kingdom-based offices. None of our employees are covered by a collective bargaining agreement, and no work stoppages have been experienced.

Information regarding our executive officers is included in Item 10 of this report.

Item 1A. *Risk Factors*

Risks Related to Our Business

We have expanded the pursuit of our Decision Management strategy, and we may not be successful, which could cause our growth prospects and results of operations to suffer.

We have expanded the pursuit of our business objective to become a leader in helping businesses automate and improve decisions across their enterprises, an approach that we commonly refer to as Decision Management, or "DM." Our DM strategy is designed to enable us to increase our business by selling multiple products to clients, as well as to enable the development of custom client solutions that may lead to opportunities to develop new proprietary scores or other new proprietary products. The market may be unreceptive to this general DM business approach, including being unreceptive to purchasing multiple products from us or unreceptive to our customized solutions. If our DM strategy is not successful, we may not be able to grow our business, growth may occur more slowly than we anticipate or our revenues and profits may decline.

We derive a substantial portion of our revenues from a small number of products and services, and if the market does not continue to accept these products and services, our revenues will decline.

We expect that revenues derived from our scoring solutions, fraud solutions, customer management solutions and tools will continue to account for a substantial portion of our total revenues for the foreseeable future. Our revenues will decline if the market does not continue to accept these products and services. Factors that might affect the market acceptance of these products and services include the following:

- changes in the business analytics industry;
- changes in technology;
- our inability to obtain or use key data for our products;
- saturation or contraction of market demand;
- loss of key customers;
- industry consolidation;
- failure to execute our selling approach; and
- inability to successfully sell our products in new vertical markets.

If we are unable to access new markets or develop new distribution channels, our business and growth prospects could suffer.

We expect that part of the growth that we seek to achieve through our DM strategy will be derived from the sale of DM products and service solutions in industries and markets we do not currently serve. We also expect to grow our business by delivering our DM solutions through additional distribution channels. If we fail to penetrate these industries and markets to the degree we anticipate utilizing our DM strategy, or if we fail to develop additional distribution channels, we may not be able to grow our business, growth may occur more slowly than we anticipate or our revenues and profits may decline.

If we are unable to develop successful new products or if we experience defects, failures and delays associated with the introduction of new products, our business could suffer serious harm.

Our growth and the success of our DM strategy depend upon our ability to develop and sell new products or suites of products. If we are unable to develop new products, or if we are not successful in introducing new products, we may not be able to grow our business, or growth may occur more slowly than we anticipate. In addition, significant undetected errors or delays in new products or new versions of products may affect market acceptance of our products and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new products and product enhancements,

primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. We have also experienced errors or "bugs" in our software products, despite testing prior to release of the products. Software errors in our products could affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance of our products. Errors or defects in our products that are significant, or are perceived to be significant, could result in rejection of our products, damage to our reputation, loss of revenues, diversion of development resources, an increase in product liability claims, and increases in service and support costs and warranty claims.

We rely on relatively few customers, as well as our contracts with the three major credit reporting agencies, for a significant portion of our revenues and profits. The businesses of our largest customers depend, in large part, on favorable macroeconomic conditions. If these customers are negatively impacted by the continued global economic downturn or the terms of these relationships otherwise change, our revenues and operating results could decline.

Most of our customers are relatively large enterprises, such as banks, credit card processors, insurance companies, healthcare firms and retailers. As a result, many of our customers and potential customers are significantly larger than we are and may have sufficient bargaining power to demand reduced prices and favorable nonstandard terms.

In addition, the global financial markets have continued to suffer substantial stress, volatility, illiquidity and disruption. The potential for increased and continuing economic disruption presents considerable risks to our business, including potential bankruptcies or credit deterioration of financial institutions with which we have substantial relationships. Such disruption would result in a continued decline in the volume of transactions that we execute for our customers.

We also derive a substantial portion of our revenues and operating income from our contracts with the three major credit reporting agencies, TransUnion, Equifax and Experian, and other parties that distribute our products to certain markets. The loss of or a significant change in a relationship with one of these credit reporting agencies with respect to their distribution of our products or with respect to our myFICO® offerings, the loss of or a significant change in a relationship with a major customer, the loss of or a significant change in a relationship with a significant third-party distributor or the delay of significant revenues from these sources, could have a material adverse effect on our revenues and results of operations.

We rely on relationships with third parties for marketing, distribution and certain services. If we experience difficulties in these relationships, our future revenues may be adversely affected.

Most of our products rely on distributors, and we intend to continue to market and distribute our products through existing and future distributor relationships. Our Scores segment relies on, among others, TransUnion, Equifax and Experian. Failure of our existing and future distributors to generate significant revenues, demands by such distributors to change the terms on which they offer our products or our failure to establish additional distribution or sales and marketing alliances could have a material adverse effect on our business, operating results and financial condition. In addition, certain of our distributors presently compete with us and may compete with us in the future either by developing competitive products themselves or by distributing competitive offerings. For example, TransUnion, Equifax and Experian have developed a credit scoring product to compete directly with our products and are collectively attempting to sell the product. Competition from distributors or other sales and marketing partners could significantly harm sales of our products and services.

Our acquisition and divestiture activities may disrupt our ongoing business and may involve increased expenses, and we may not realize the financial and strategic goals contemplated at the time of a transaction.

We have acquired and expect to continue to acquire companies, businesses, products, services and technologies. Acquisitions involve significant risks and uncertainties, including:

- our ongoing business may be disrupted and our management's attention may be diverted by acquisition, transition or integration activities;
- an acquisition may not further our business strategy as we expected, we may not integrate an acquired company or technology as successfully as we expected or we may overpay for our investments, or otherwise not realize the expected return which could adversely affect our business or operating results;
- we may be unable to retain the key employees, customers and other business partners of the acquired operation;
- we may have difficulties entering new markets where we have no or limited direct prior experience or where competitors may have stronger market positions;
- our operating results or financial condition may be adversely impacted by claims or liabilities we assume from an acquired company, business, product or technology, including claims from government agencies, terminated employees, current or former customers, former stockholders or other third parties; pre-existing contractual relationships of an acquired company we would not have otherwise entered into; unfavorable revenue recognition or other accounting treatment as a result of an acquired company's practices; and intellectual property claims or disputes;
- we may fail to identify or assess the magnitude of certain liabilities or other circumstances prior to acquiring a company, business, product or technology, which could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition;
- we may not realize the anticipated increase in our revenues from an acquisition for a number of reasons, including if a larger than predicted number of customers decline to renew their contracts, if we are unable to sell the acquired products to our customer base or if contract models of an acquired company do not allow us to recognize revenues on a timely basis;
- we may have difficulty incorporating acquired technologies or products with our existing product lines and maintaining uniform standards, architecture, controls, procedures and policies;
- our use of cash to pay for acquisitions may limit other potential uses of our cash, including stock repurchases, dividend payments and retirement of outstanding indebtedness;
- to the extent we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and
- we may experience additional or unexpected changes in how we are required to account for our acquisitions pursuant to U.S. generally accepted accounting principles, including arrangements we assume from an acquisition.

We have also divested ourselves of businesses in the past and may do so again in the future. Divestitures involve significant risks and uncertainties, including:

- disruption of our ongoing business;
- reductions of our revenues or earnings per share;
- unanticipated liabilities, legal risks and costs;
- the potential loss of key personnel;

- distraction of management from our ongoing business; and
- impairment of relationships with employees and customers as a result of migrating a business to new owners.

Because acquisitions and divestitures are inherently risky, our transactions may not be successful and may have a material adverse effect on our business, results of operations, financial condition or cash flows. Acquisitions of businesses having a significant presence outside the U.S. will increase our exposure to the risks of conducting operations in international markets.

Charges to earnings resulting from acquisitions may adversely affect our operating results.

Under business combination accounting standards, we recognize the identifiable assets acquired and the liabilities assumed in acquired companies generally at their acquisition date fair values and separately from goodwill. Goodwill is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the amounts of the identifiable assets acquired and the liabilities assumed as of the acquisition date. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges and adversely affect our operating results and may adversely affect our cash flows:

- impairment of goodwill or intangible assets, or a reduction in the useful lives of intangible assets acquired;
- amortization of intangible assets acquired;
- identification of, or changes to, assumed contingent liabilities, both income tax and non-income tax related, after our final determination of the amounts for these contingencies or the conclusion of the measurement period (generally up to one year from the acquisition date), whichever comes first;
- costs incurred to combine the operations of companies we acquire, such as transitional employee expenses and employee retention, redeployment or relocation expenses;
- charges to our operating results to maintain certain duplicative pre-merger activities for an extended period of time or to maintain these activities for a period of time that is longer than we had anticipated, charges to eliminate certain duplicative pre-merger activities, and charges to restructure our operations or to reduce our cost structure; and
- charges to our operating results resulting from expenses incurred to effect the acquisition.

Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities. A more detailed discussion of our accounting for business combinations and other items is presented in the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations (Item 7).

Our reengineering initiative may cause our growth prospects and profitability to suffer.

As part of our management approach, we implemented an ongoing reengineering initiative designed to grow revenues through strategic resource allocation and improve profitability through cost reductions. Our reengineering initiative may not be successful over the long term as a result of our failure to reduce expenses at the anticipated level, or a lower, or no, positive impact on revenues from strategic resource allocation. If our reengineering initiative is not successful over the long term, our revenues, results of operations and business may suffer.

The occurrence of certain negative events may cause fluctuations in our stock price.

The market price of our common stock may be volatile and could be subject to wide fluctuations due to a number of factors, including variations in our revenues and operating results. We believe that you should not rely on period-to-period comparisons of financial results as an indication of future performance. Because many of our operating expenses are fixed and will not be affected by short-term fluctuations in revenues, short-term fluctuations in revenues may significantly impact operating results. Additional factors that may cause our stock price to fluctuate include the following:

- variability in demand from our existing customers;
- failure to meet the expectations of market analysts;
- changes in recommendations by market analysts;
- the lengthy and variable sales cycle of many products, combined with the relatively large size of orders for our products, increases the likelihood of short-term fluctuation in revenues;
- consumer dissatisfaction with, or problems caused by, the performance of our products;
- the timing of new product announcements and introductions in comparison with our competitors;
- the level of our operating expenses;
- changes in competitive and other conditions in the consumer credit, banking and insurance industries;
- fluctuations in domestic and international economic conditions;
- our ability to complete large installations on schedule and within budget;
- acquisition-related expenses and charges; and
- timing of orders for and deliveries of software systems.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the stock prices of many technology companies and financial services companies, and these fluctuations sometimes have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as industry-specific and general economic conditions may negatively affect our business and require us to record an impairment charge related to goodwill, which could adversely affect our results of operations, stock price and business.

Our products have long and variable sales cycles. If we do not accurately predict these cycles, we may not forecast our financial results accurately, and our stock price could be adversely affected.

We experience difficulty in forecasting our revenues accurately because the length of our sales cycles makes it difficult for us to predict the quarter in which sales will occur. In addition, our selling approach is complex as we look to sell multiple products and services across our customers' organizations. This makes forecasting of revenues in any given period more difficult. As a result of our sales approach and lengthening sales cycles, revenues and operating results may vary significantly from period to period. For example, the sales cycle for licensing our products typically ranges from 60 days to 18 months. Customers are often cautious in making decisions to acquire our products because purchasing our products typically involves a significant commitment of capital and may involve shifts by the customer to a new software and/or hardware platform or changes in the customer's operational procedures. This may cause customers, particularly those experiencing financial stress, to make purchasing decisions more cautiously. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and accept our applications. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur and experience fluctuations in our revenues and operating results. If we are unable to accurately forecast our revenues, our stock price could be adversely affected.

We typically have revenue-generating transactions concentrated in the final weeks of a quarter, which may prevent accurate forecasting of our financial results and cause our stock price to decline.

Large portions of our software license agreements are consummated in the weeks immediately preceding quarter end. Before these agreements are consummated, we create and rely on forecasted revenues for planning, modeling and earnings guidance. Forecasts, however, are only estimates and actual results may vary for a particular quarter or longer periods of time. Consequently, significant discrepancies between actual and forecasted results could limit our ability to plan, budget or provide accurate guidance, which could adversely affect our stock price. Any publicly-stated revenue or earnings projections are subject to this risk.

The failure to recruit and retain additional qualified personnel could hinder our ability to successfully manage our business.

Our DM strategy and our future success will depend in large part on our ability to attract and retain experienced sales, consulting, research and development, marketing, technical support and management personnel. The complexity of our products requires highly trained customer service and technical support personnel to assist customers with product installation and deployment. The labor market for these individuals is very competitive due to the limited number of people available with the necessary technical skills and understanding and may become more competitive with general market and economic improvement. We cannot be certain that our compensation strategies will be perceived as competitive by current or prospective employees. This could impair our ability to recruit and retain personnel. We have experienced difficulty in recruiting qualified personnel, especially technical, sales and consulting personnel, and we may need additional staff to support new customers and/or increased customer needs. We may also recruit skilled technical professionals from other countries to work in the United States. Limitations imposed by immigration laws in the United States and abroad and the availability of visas in the countries where we do business could hinder our ability to attract necessary qualified personnel and harm our business and future operating results. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not succeed in our efforts, and our business could be harmed. The failure of the value of our stock to appreciate may adversely affect our ability to use equity and equity based incentive plans to attract and retain personnel, and may require us to use alternative and more expensive forms of compensation for this purpose.

The failure to obtain certain forms of model construction data from our customers or others could harm our business.

We must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update our products. In most cases, these data must be periodically updated and refreshed to enable our products to continue to work effectively in a changing environment. We do not own or control much of the data that we require, most of which is collected privately and maintained in proprietary databases. Customers and key business alliances provide us with the data we require to analyze transactions, report results and build new models. Our DM strategy depends in part upon our ability to access new forms of data to develop custom and proprietary analytic tools. If we fail to maintain sufficient data sourcing relationships with our customers and business alliances, or if they decline to provide such data due to legal privacy concerns, competition concerns, prohibitions or a lack of permission from their customers, we could lose access to required data and our products, and the development of new products might become less effective. Third parties have asserted copyright interests in these data, and these assertions, if successful, could prevent us from using these data. Any interruption of our supply of data could seriously harm our business, financial condition or results of operations.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology.

This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. There can be no assurance that our protection of our intellectual property rights in the United States or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition or results of operations.

Some of our technologies were developed under research projects conducted under agreements with various U.S. government agencies or subcontractors. Although we have commercial rights to these technologies, the U.S. government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under these contracts with the U.S. government, the results of research may be made public by the government, limiting our competitive advantage with respect to future products based on our research.

If we are subject to infringement claims, it could harm our business.

We expect that products in the industry segments in which we compete, including software products, will increasingly be subject to claims of patent and other intellectual property infringement as the number of products and competitors in our industry segments grow. We may need to defend claims that our products infringe intellectual property rights, and as a result we may:

- incur significant defense costs or substantial damages;
- be required to cease the use or sale of infringing products;
- expend significant resources to develop or license a substitute non-infringing technology;
- discontinue the use of some technology; or
- be required to obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available or might require substantial royalties or license fees that would reduce our margins.

Breaches of security, or the perception that e-commerce is not secure, could harm our business.

Our business requires the appropriate and secure utilization of consumer and other sensitive information. Internet-based electronic commerce requires the secure transmission of confidential information over public networks, and several of our products are accessed through the Internet, including our consumer services accessible through the www.myfico.com website. Security breaches in connection with the delivery of our products and services, including products and services utilizing the Internet, or well-publicized security breaches, and the trend toward broad consumer and general public notification of such incidents, could significantly harm our business, financial condition or results of operations. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting the networks that access our net-sourced products, consumer services and proprietary database information.

Protection from system interruptions is important to our business. If we experience a sustained interruption of our telecommunication systems, it could harm our business.

Systems or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue. These interruptions can include fires, floods, earthquakes, power losses, equipment failures and other events beyond our control.

Risks Related to Our Industry

Our ability to increase our revenues will depend to some extent upon introducing new products and services. If the marketplace does not accept these new products and services, our revenues may decline.

We have a significant share of the available market in portions of our Scores segment and for certain services in our Applications segment, specifically, the markets for account management services at credit card processors and credit card fraud detection software. To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. We believe much of the future growth of our business and the success of our DM strategy will rest on our ability to continue to expand into newer markets for our products and services. Such areas are relatively new to our product development and sales and marketing personnel. Products that we plan to market in the future are in various stages of development. We cannot assure you that the marketplace will accept these products. If our current or potential customers are not willing to switch to or adopt our new products and services, either as a result of the quality of these products and services or due to other factors, such as economic conditions, our revenues will decrease.

If we fail to keep up with rapidly changing technologies, our products could become less competitive or obsolete.

In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the Internet. If we fail to enhance our current products and develop new products in response to changes in technology or industry standards, or if we fail to bring product enhancements or new product developments to market quickly enough, our products could rapidly become less competitive or obsolete. Our future success will depend, in part, upon our ability to:

- innovate by internally developing new and competitive technologies;
- use leading third-party technologies effectively;
- continue to develop our technical expertise;
- anticipate and effectively respond to changing customer needs;
- initiate new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases; and
- influence and respond to emerging industry standards and other technological changes.

If our competitors introduce new products and pricing strategies, it could decrease our product sales and market share, or could pressure us to reduce our product prices in a manner that reduces our margins.

We may not be able to compete successfully against our competitors, and this inability could impair our capacity to sell our products. The market for business analytics is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. Our regional and global competitors vary in size and in the scope of the products and services they offer, and include:

- in-house analytic and systems developers;
- scoring model builders;
- enterprise resource planning (ERP) and customer relationship management (CRM) packaged solutions providers;
- business intelligence solutions providers;
- credit report and credit score providers;
- business process management solution providers;
- process modeling tools providers;
- automated application processing services providers;
- data vendors;
- neural network developers and artificial intelligence system builders;
- third-party professional services and consulting organizations;
- account/workflow management software providers; and
- software tools companies supplying modeling, rules, or analytic development tools.

We expect to experience additional competition from other established and emerging companies, as well as from other technologies. For example, certain of our fraud solutions products compete against other methods of preventing credit card fraud, such as credit cards that contain the cardholder's photograph, smart cards, cardholder verification and authentication solutions and other card authorization techniques. Many of our anticipated competitors have greater financial, technical, marketing, professional services and other resources than we do, and industry consolidation is creating even larger competitors in many of our markets. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products. Many of these companies have extensive customer relationships, including relationships with many of our current and potential customers. Furthermore, new competitors or alliances among competitors may emerge and rapidly gain significant market share. For example, TransUnion, Equifax and Experian have formed an alliance that has developed a credit scoring product competitive with our products. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to expand our business and sell our products will be negatively affected.

Our competitors may be able to sell products competitive to ours at lower prices individually or as part of integrated suites of several related products. This ability may cause our customers to purchase products that directly compete with our products from our competitors. Price reductions by our competitors could negatively impact our margins, and could also harm our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms.

Legislation that is enacted by the U.S. Congress, the states, Canadian provinces, and other countries, and government regulations that apply to us or to our customers may expose us to liability, cause us to incur significant expense, affect our ability to compete in certain markets, limit the profitability of or demand for our products, or render our products obsolete. If these laws and regulations require us to change our current products and services, it could adversely affect our business and results of operations.

Legislation and governmental regulation affect how our business is conducted and, in some cases, subject us to the possibility of government supervision and future lawsuits arising from our products and services. Globally, legislation and governmental regulation also influence our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. Both our core businesses and our newer initiatives are affected globally by federal, regional, provincial, state and other jurisdictional regulations, including those in the following significant regulatory areas:

- Use of data by creditors and consumer reporting agencies. Examples in the U.S. include the Fair Credit Reporting Act ("FCRA"), as amended by the Fair and Accurate Credit Transactions Act ("FACTA");
- Laws and regulations that limit the use of credit scoring models such as state "mortgage trigger" laws, state "inquiries" laws, state insurance restrictions on the use of credit based insurance scores, and the Consumer Credit Directive in the European Union;
- Fair lending laws, such as the Truth In Lending Act ("TILA") and Regulation Z, as amended by the Credit Card Accountability Responsibility and Disclosure Act of 2009 ("Credit CARD Act of 2009"), and the Equal Credit Opportunity Act ("ECOA") and Regulation B;
- Privacy and security laws and regulations that limit the use and disclosure of personally identifiable information or require security procedures, including but not limited to the provisions of the Financial Services Modernization Act of 1999, also known as the Gramm Leach Bliley Act ("GLBA"); the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"); the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act"); identity theft, file freezing, security breach notification and similar state privacy laws;
- Extension of credit to consumers through the Electronic Fund Transfers Act and Regulation E, as well as nongovernmental VISA and MasterCard electronic payment standards;
- Regulations applicable to secondary market participants such as Fannie Mae and Freddie Mac that could have an impact on our products;
- Insurance laws and regulations applicable to our insurance clients and their use of our insurance products and services;
- The application or extension of consumer protection laws, including, laws governing the use of the Internet and telemarketing, advertising, endorsements and testimonials and credit repair;
- Laws and regulations applicable to operations in other countries, for example, the European Union's Privacy Directive and the Foreign Corrupt Practices Act;
- Sarbanes-Oxley Act ("SOX") requirements to maintain and verify internal process controls, including controls for material event awareness and notification;
- The implementation of the Emergency Economic Stabilization Act of 2008 by federal regulators to manage the financial crisis in the United States;
- Financial regulatory reform stemming from the Dodd-Frank Wall Street Reform and Consumer Protection Act and the many regulations mandated by that Act, including regulations issued by, and the supervisory authority of, the Bureau of Consumer Financial Protection ("CFPB"); and
- Laws and regulations regarding export controls as they apply to FICO products delivered in non-U.S. countries.

In making credit evaluations of consumers, or in performing fraud screening or user authentication, our customers are subject to requirements of multiple jurisdictions, which may impose onerous and contradictory requirements. Privacy legislation such as GLBA or the European Union's Privacy Directive may also affect the nature and extent of the products or services that we can provide to customers, as well as our ability to collect, monitor and disseminate information subject to privacy protection. In addition to existing regulation, changes in legislative, judicial, regulatory or consumer environments could harm our business, financial condition or results of operations. These regulations and amendments to them could affect the demand for or profitability of some of our products, including scoring and consumer products. New regulations pertaining to financial institutions could cause them to pursue new strategies, reducing the demand for our products.

In response to market disruptions over the past several years, legislators and financial regulators implemented a number of mechanisms designed to add stability to the financial markets, including the provision of direct and indirect assistance to distressed financial institutions, assistance by the banking authorities in arranging acquisitions of weakened banks and broker-dealers, and implementation of programs by the Federal Reserve to provide liquidity to the commercial paper markets. The overall effects of these and other legislative and regulatory efforts on the financial markets are uncertain, and they may not have the intended stabilization effects. Should these or other legislative or regulatory initiatives fail to stabilize and add liquidity to the financial markets over the long term, our business, financial condition, results of operations and prospects could be materially and adversely affected. Whether or not legislative or regulatory initiatives or other efforts designed to address recent economic conditions successfully stabilize and add liquidity to the financial markets over the long term, we may need to modify our strategies, businesses or operations, and we may incur additional costs in order to compete in a changed business environment.

Our revenues depend, to a great extent, upon conditions in the banking (including consumer credit) and insurance industries. If our client's industries continue to experience a downturn, it will likely harm our business, financial condition or results of operations.

During fiscal 2012, 80% of our revenues were derived from sales of products and services to the banking and insurance industries. The continued global economic downturn has produced substantial stress, volatility, illiquidity and disruption of global credit and other financial markets, resulting in the bankruptcy or acquisition of, or government assistance to, several major domestic and international financial institutions. The potential for increased and continuing disruptions present considerable risks to our businesses and operations. These risks include potential bankruptcies or credit deterioration of financial institutions, many of which are our customers. Such increased or continuing disruption would result in a continued decline in the revenue we receive from financial and other institutions.

While the rate of account growth in the U.S. bankcard industry has been slowing and many of our large institutional customers have consolidated in recent years, we have generated most of our revenue growth from our bankcard-related scoring and account management businesses by selling and cross-selling our products and services to large banks and other credit issuers. As the banking industry continues to experience contraction in the number of participating institutions, we may have fewer opportunities for revenue growth due to reduced or changing demand for our products and services that support customer acquisition programs of our customers. In addition, industry contraction could affect the base of recurring revenues derived from contracts in which we are paid on a per-transaction basis as formerly separate customers combine their operations under one contract. There can be no assurance that we will be able to prevent future revenue contraction or effectively promote future revenue growth in our businesses.

While we are attempting to expand our sales of consumer credit and banking and insurance products and services into international markets, the risks are greater as these markets are also experiencing substantial disruption and we are less well-known in them.

Risk Related to External Conditions

Material adverse developments in global economic conditions, or the occurrence of certain other world events, could affect demand for our products and services and harm our business.

Purchases of technology products and services and decisioning solutions are subject to adverse economic conditions. When an economy is struggling, companies in many industries delay or reduce technology purchases, and we experience softened demand for our decisioning solutions and other products and services. The continued global economic downturn has produced substantial stress, volatility, illiquidity and disruption of global credit and other financial markets. The widespread economic downturn negatively affected the businesses and purchasing decisions of companies in the industries we serve. The potential for increased and continuing disruptions present considerable risks to our businesses and operations. If global economic conditions experience stress and negative volatility, or if there is an escalation in regional or global conflicts or terrorism, we will likely experience reductions in the number of available customers and in capital expenditures by our remaining customers, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition, which may adversely affect our business, results of operations and liquidity.

Whether or not legislative or regulatory initiatives or other efforts successfully stabilize and add liquidity to the financial markets, we may need to modify our strategies, businesses or operations, and we may incur additional costs in order to compete in a changed business environment. Given the volatile nature of the global economic environment and the uncertainties underlying efforts to stabilize it, we may not timely anticipate or manage existing, new or additional risks, as well as contingencies or developments, which may include regulatory developments and trends in new products and services. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

In operations outside the United States, we are subject to unique risks that may harm our business, financial condition or results of operations.

A growing portion of our revenues is derived from international sales. During fiscal 2012, 39% of our revenues were derived from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the United States, including opportunities in countries with economic systems that are in early stages of development and that may not mature sufficiently to result in growth for our business. Accordingly, our future operating results could be negatively affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

- general economic and political conditions in countries where we sell our products and services;
- difficulty in staffing and efficiently managing our operations in multiple geographic locations and in various countries;
- effects of a variety of foreign laws and regulations, including restrictions on access to personal information;
- import and export licensing requirements;
- longer payment cycles;
- reduced protection for intellectual property rights;
- currency fluctuations;
- changes in tariffs and other trade barriers; and
- difficulties and delays in translating products and related documentation into foreign languages.

There can be no assurance that we will be able to successfully address each of these challenges in the near term. Additionally, some of our business will be conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses are not currently material to our cash flows, financial position or results of operations. However, an increase in our foreign revenues could subject us to increased foreign currency transaction risks in the future.

In addition to the risk of depending on international sales, we have risks incurred in having research and development personnel located in various international locations. We currently have a substantial portion of our product development staff in international locations, some of which have political and developmental risks. If such risks materialize, our business could be damaged.

Our anti-takeover defenses could make it difficult for another company to acquire control of FICO, thereby limiting the demand for our securities by certain types of purchasers or the price investors are willing to pay for our stock.

Certain provisions of our Restated Certificate of Incorporation, as amended, could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include giving our board the ability to issue preferred stock and determine the rights and designations of the preferred stock at any time without stockholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock. These factors and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in control or changes in our management, including transactions in which our stockholders might otherwise receive a premium over the fair market value of our common stock.

If we experience changes in tax laws or adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal and state income taxes in the United States and in certain foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates could be adversely affected by changes in tax laws, by our ability to generate taxable income in foreign jurisdictions in order to utilize foreign tax losses, and by the valuation of our deferred tax assets. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from such examinations will not have an adverse effect on our operating results and financial condition.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our properties consist primarily of leased office facilities for sales, data processing, research and development, consulting and administrative personnel. Our principal office is located in Minneapolis, Minnesota.

Our leased properties include:

- approximately 161,000 square feet of office, data center, and data processing space in Arden Hills and Minneapolis, Minnesota, in five buildings under leases expiring in fiscal 2013 or later; 35,000 square feet of this space is subleased to third parties;
- approximately 124,000 square feet of office space in San Rafael, California in one building under a lease expiring in 2020;
- approximately 80,000 square feet of office space in San Diego, California in one building under a lease expiring in 2019; and

- an aggregate of approximately 295,000 square feet of office and data center space in: Annandale, VA; Bangalore, India; Bangkok, Thailand; Beijing, China; Birmingham, United Kingdom; Chicago, IL; Denver, CO; Hong Kong, China; Istanbul, Turkey; Kaula Lumpur, Malaysia; London, United Kingdom; Madrid, Spain; Moscow, Russia; Mumbai, India; Munich, Germany; New Castle, DE; New York, NY; Norcross, GA; Norwalk, CT; Pune, India; Reading, United Kingdom; San Jose, CA; Sao Paulo, Brazil; Seoul, Korea; Shanghai, China; Singapore, Singapore; Sydney, Australia; Taipei City, Taiwan; Tokyo, Japan; and Toronto, Canada; 49,000 square feet of this space is subleased to third parties.

See Note 18 to the accompanying consolidated financial statements for information regarding our obligations under leases. We believe that suitable additional space will be available to accommodate future needs.

Item 3. ***Legal Proceedings***

Not Applicable.

Item 4. ***Mine Safety Disclosures***

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the New York Stock Exchange under the symbol: FICO. According to records of our transfer agent, at September 30, 2012, we had 534 shareholders of record of our common stock.

The following table shows the high and low sales prices for our stock, as listed on the New York Stock Exchange for each quarter in the last two fiscal years:

	High	Low
Fiscal 2011		
October 1 — December 31, 2010	$26.00	$22.95
January 1 — March 31, 2011	$31.81	$22.16
April 1 — June 30, 2011	$31.78	$27.79
July 1 — September 30, 2011	$31.04	$20.89
Fiscal 2012		
October 1 — December 31, 2011	$38.49	$20.05
January 1 — March 31, 2012	$44.35	$34.60
April 1 — June 30, 2012	$45.00	$38.02
July 1 — September 30, 2012	$46.11	$38.99

Dividends

We paid quarterly dividends of two cents per share, or eight cents per year, during each quarter of fiscal 2012, 2011 and 2010. Our dividend rate is set by the Board of Directors on a quarterly basis taking into account a variety of factors, including among others, our operating results and cash flows, general economic and industry conditions, our obligations, changes in applicable tax laws and other factors deemed relevant by the Board. Although we expect to continue to pay dividends at the current rate, our dividend rate is subject to change from time to time based on the Board's business judgment with respect to these and other relevant factors.

Sales of Unregistered Equity Securities and Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)
July 1, 2012 through July 31, 2012	29,744	$43.16	$ 221,695	—
August 1, 2012 through August 31, 2012	10,994	$43.54	$150,000,000	—
September 1, 2012 through September 30, 2012	2,374	$45.08	$150,000,000	—
Total	43,112	$43.36	$150,000,000	—

(1) All 43,112 shares were delivered in satisfaction of the tax withholding obligations resulting from the vesting of restricted stock units held by employees during the quarter ended September 30, 2012.

(2) On November 2, 2011, our Board of Directors approved an open-ended stock repurchase program to acquire shares of our common stock up to an aggregate cost of $150.0 million in the open market or through negotiated transactions. Following completion of the program in July 2012, our Board of Directors approved a stock repurchase program on August 16, 2012 to acquire shares of our common stock up to an aggregate cost of $150.0 million in the open market or in negotiated transactions. We did not repurchase any shares during the quarter ended September 30, 2012 pursuant to either of these programs.

Performance Graph

The follow graph shows the total stockholder return of an investment of $100 in cash on September 30, 2007, in (a) the Company's Common Stock (b) the Standard & Poor's 500 Stock Index and (c) the Standard & Poor's 500 Application Software Index, in each case with reinvestment of dividends. We do not believe there are any publicly traded companies that compete with us across the full spectrum of our product and service offerings.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among FICO, the S&P 500 Index, and the S&P Application Software Index



*$100 invested on 9/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

Copyright© 2012 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

The Company is listed on the New York Stock Exchange ("NYSE"). As an NYSE-listed company, our Chief Executive Officer must certify annually that he is not aware of any violation by the Company of NYSE corporate governance listing standards as of the date of that certification. The most recent Chief Executive Officer's certification was filed with the NYSE on March 2, 2012.

Item 6. ***Selected Financial Data***

We acquired Dash Optimization ("Dash") in January 2008, Entiera in May 2012, and Adeptra in September 2012, respectively. Results of operations from the acquisitions are included prospectively from their respective acquisition dates. As a result of these acquisitions, the comparability of the data below is impacted.

In April 2008, we completed the sale of our Insurance Bill Review business unit. We accounted for this business unit as a discontinued operation and, accordingly, we have reclassified the selected financial data for all periods presented.

	Fiscal Years Ended September 30,				
	2012 (1)	2011 (1)	2010 (1)	2009 (1)(2)	2008 (1)
	(In thousands, except per share data)				
Revenues	$676,423	$619,683	$605,643	$630,735	$744,842
Operating income	168,358	127,337	113,349	116,747	122,283
Income from continuing operations	92,004	71,562	64,457	65,465	81,186
Income (loss) from discontinued operations	—	—	—	(363)	2,766
Net income	92,004	71,562	64,457	65,102	83,952
Basic earnings (loss) per share:					
Continuing operations	$ 2.64	$ 1.82	$ 1.44	$ 1.35	$ 1.66
Discontinued operations	—	—	—	(0.01)	0.06
Total	$ 2.64	$ 1.82	$ 1.44	$ 1.34	$ 1.72
Diluted earnings (loss) per share:					
Continuing operations	$ 2.55	$ 1.79	$ 1.42	$ 1.34	$ 1.64
Discontinued operations	—	—	—	(0.01)	0.06
Total	$ 2.55	$ 1.79	$ 1.42	$ 1.33	$ 1.70
Dividends declared per share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.08

	Fiscal Years Ended September 30,				
	2012	2011	2010	2009	2008
	(In thousands)				
Working capital	$ 49,720	$ 217,983	$ 225,028	$ 327,970	$ 229,071
Total assets	1,158,611	1,129,468	1,123,716	1,303,888	1,275,253
Senior Notes	504,000	512,000	520,000	275,000	275,000
Revolving line of credit	—	—	—	295,000	295,000
Stockholders' equity	474,406	465,494	474,914	600,269	561,941

(1) Results of operations for fiscal years 2012, 2011, 2010, 2009 and 2008 include pre-tax charges of $5.1 million, $12.4 million, $1.6 million, $8.7 million and $10.2 million, respectively, in restructuring and acquisition-related expenses.

(2) Results of operations for fiscal year 2009 includes a $3.0 million pre-tax loss on the sale of product line assets.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

OVERVIEW

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") begins with an overview of our key operating business segments and significant trends. This overview is followed by a more detailed analysis of our results of operations and financial condition, including liquidity and capital resources, which discusses key aspects of our statements of cash flows, changes in our balance sheets and our financial commitments. We then provide a summary of our critical accounting policies and estimates we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. Our MD&A should be read in conjunction with Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Business Overview

We are a leader in Decision Management solutions that enable businesses to automate, improve and connect decisions to enhance business performance. Our predictive analytics, which include the industry standard FICO® score, and our Decision Management systems power billions of customer decisions each year. We help companies acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses and enter new markets more profitably. Our clients utilize our products and services to facilitate a variety of business processes, including customer marketing and acquisition, account origination, credit and underwriting risk management, fraud loss prevention and control, and client account and policyholder management. Most leading banks and credit card issuers rely on our solutions, as do many insurers, retailers, healthcare organizations, pharmaceutical companies and government agencies. We also serve consumers through online services that enable people to purchase and understand their FICO® scores, the standard measure in the United States of credit risk, empowering them to manage their financial health. On September 7, 2012, we completed the acquisition of Adeptra. The acquisition brought us a SaaS offering that increases value for our clients and provides a global footprint across multiple industries consistent with our strategy to expand into the fast-growing mobile economy. The results of Adeptra's operations from the acquisition date are included in our Applications segment.

General economic conditions continued to improve in fiscal 2012 from which we realized overall growth in our revenues of 9% to $676.4 million from $619.7 million in fiscal 2011. Revenue in each of our segments increased, with Applications, Scores and Tools increasing by 11%, 4% and 12% in fiscal 2012 compared to 2011, respectively. The revenue growth for each segment was primarily driven by fees recognized under large multi-year license transactions or other large non-recurring projects. In our Applications segment, we had large multi-year license transactions in our *fraud* and *customer management solutions;* in our Scores segment we had large non-recurring projects in our business-to-business scores; and in our Tools segment license sales and associated services of Blaze Advisor and Xpress Optimization products. A significant portion of our revenues are derived from the sale of products and services within the banking (including consumer credit) industry, and 77%, 74% and 72% of our revenues were derived from within this industry during the years ended September 30, 2012, 2011 and 2010, respectively. Our remaining revenues are primarily derived from the insurance, healthcare and retail industries. Our revenues derived from clients outside the United States have generally grown, and may in the future grow more rapidly than our revenues from domestic clients. International revenues totaled $266.2 million, $230.0 million and $209.6 million in fiscal 2012, 2011 and 2010, respectively, representing 39%, 37% and 35% of total consolidated revenues in each of these years.

A significant portion of our revenues are derived from transactional or unit-based software license fees, annual license fees under long-term software license arrangements, transactional fees derived under scoring, network service or internal hosted software arrangements, and annual software maintenance fees. Arrangements with transactional or unit-based pricing accounted for approximately 69%, 73% and 75% of our revenues during

fiscal 2012, 2011 and 2010, respectively. The recurrence of these revenues is, to a significant degree, dependent upon our clients' continued usage of our products and services in their business activities. The more significant activities underlying the use of our products in these areas include: credit and debit card usage or active account levels; lending acquisition, origination and customer management activity; and customer acquisition, cross selling and retention programs. We also derive revenues from other sources which generally do not recur and include, but are not limited to, perpetual or time-based licenses with upfront payment terms and non-recurring consulting service arrangements.

Also recognized during the fourth quarter of fiscal 2012 were additional restructuring charges under our ongoing reengineering initiative. We incurred net charges totaling $4.0 million for severance costs associated with the reduction of 85 positions mainly within the product and technology organization of the Company.

For 2013, the operating environment will continue to present challenges for the marketing and growth of our products and services. However, we do expect to derive growth through modest improvements in the credit economy and from strategic acquisitions that complement our product offerings.

Bookings

Management uses bookings as an indicator of our business performance. Bookings represent contracts signed in the current reporting period that will generate current and future revenue streams. We consider contract terms, knowledge of the marketplace and experience with our customers, among other factors, when determining the estimated value of contract bookings.

Bookings calculations have varying degrees of certainty depending on the revenue type and individual contract terms. Our revenue types are transactional and maintenance, professional services and license. Our estimate of bookings is as of the end of the period in which a contract is signed, and we do not update our initial booking estimates in future periods for changes between estimated and actual results. Actual revenue and the timing thereof could differ materially from our initial estimates. The following paragraphs discuss the key assumptions used to calculate bookings and the susceptibility of these assumptions to variability.

Transactional and Maintenance Bookings

We calculate transactional bookings as the total estimated volume of transactions or number of accounts under contract, multiplied by a contractual rate. Transactional contracts generally span multiple years and require us to make estimates about future transaction volumes or number of active accounts. We develop estimates from discussions with our customers and examinations of historical data from similar products and customer arrangements. Differences between estimated bookings and actual results occur due to variability in the volume of transactions or number of active accounts estimated. This variability is primarily caused by the following:

- The health of the economy and economic trends in our customers' industries;
- Individual performance of our customers relative to their competitors; and
- Regulatory and other factors that affect the business environment in which our customers operate.

We calculate maintenance bookings directly from the terms stated in the contract.

Professional Services Bookings

We calculate professional services bookings as the estimated number of hours to complete a project multiplied by the rate per hour. We estimate the number of hours based on our understanding of the project scope, conversations with customer personnel and our experience in estimating professional services projects. Estimated bookings may differ from actual results primarily due to differences in the actual number of hours incurred. These differences typically result from customer decisions to alter the mix of FICO and internal resources used to complete a project.

License Bookings

Licenses are sold on a perpetual or term basis and bookings generally equal the fixed amount stated in the contract.

Bookings Trend Analysis

	Bookings	Bookings Yield (1)	Number of Bookings over $1 Million	Weighted-Average Term (2)
	(in millions)			(months)
Quarter ended September 30, 2012	$ 98.6	32%	19	29
Quarter ended September 30, 2011	$112.0	13%	14	27
Year ended September 30, 2012	$293.8	43%	54	N/M
Year ended September 30, 2011	$303.6	34%	45	N/M

(1) Bookings yield represents the percentage of revenue recognized from bookings for the periods indicated.

(2) NM — Measure is not meaningful as our estimate of bookings is as of the end of the period in which a contract is signed, and we do not update our initial booking estimates in future periods for changes between estimated and actual results.

Transactional and maintenance bookings were 40% and 43% of total bookings for the quarters ended September 30, 2012 and 2011, respectively. Professional services bookings were 34% and 34% of total bookings for the quarters ended September 30, 2012 and 2011, respectively. License bookings were 26% and 23% of total bookings for the quarters ended September 30, 2012 and 2011, respectively.

Transactional and maintenance bookings were 35% and 44% of total bookings for the years ended September 30, 2012 and 2011, respectively. Professional services bookings were 43% and 36% of total bookings for the years ended September 30, 2012 and 2011, respectively. License bookings were 22% and 20% of total bookings for the years ended September 30, 2012 and 2011, respectively.

The weighted-average term of bookings achieved measures the average term over which the bookings are expected to be recognized as revenue. As the weighted-average term increases, the average amount of revenues expected to be realized in a quarter decreases; however, the revenues are expected to be recognized over a longer period of time. As the weighted-average term decreases, the average amount of revenues expected to be realized in a quarter increases; however, the revenues are expected to be recognized over a shorter period of time.

Management regards the volume of bookings achieved, among other factors, as an important indicator of future revenues, but they are not comparable to, nor should they be substituted for, an analysis of our revenues, and they are subject to a number of risks and uncertainties concerning timing and contingencies affecting product delivery and performance.

Although many of our contracts contain noncancelable terms, most of our bookings are transactional or service related and are dependent upon estimates such as volume of transactions, number of active accounts, or number of hours incurred. Since these estimates cannot be considered fixed or firm, we do not believe it is appropriate to characterize bookings as backlog.

Segment Information

We are organized into the following three reportable segments: Applications, Scores and Tools. Although we sell solutions and services into a large number of end user product and industry markets, our reportable business segments reflect the primary method in which management organizes and evaluates internal financial

information to make operating decisions and assess performance. Comparative segment revenues, operating income, and related financial information for the years ended September 30, 2012, 2011 and 2010 are set forth in Note 17 to the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

Revenues

The following tables set forth certain summary information on a segment basis related to our revenues for the fiscal years indicated.

Segment	Revenues Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
		(In thousands)		(In thousands)			
Applications	$424,604	$383,028	$367,258	$41,576	$15,770	11%	4%
Scores	175,623	168,567	172,339	7,056	(3,772)	4%	(2)%
Tools	76,196	68,088	66,046	8,108	2,042	12%	3%
Total Revenues	$676,423	$619,683	$605,643	56,740	14,040	9%	2%

Segment	Percentage of Revenues Fiscal Year		
	2012	2011	2010
Applications	63%	62%	61%
Scores	26%	27%	28%
Tools	11%	11%	11%
Total Revenues	100%	100%	100%

Applications

	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
		(In thousands)		(In thousands)			
Transactional and maintenance	$263,726	$258,736	$257,275	$ 4,990	$ 1,461	2%	1%
Professional services	104,637	100,921	86,097	3,716	14,824	4%	17%
License	56,241	23,371	23,886	32,870	(515)	141%	(2)%
Total	$424,604	$383,028	$367,258	41,576	15,770	11%	4%

Applications segment revenues increased $41.6 million in fiscal 2012 from fiscal 2011 primarily due to a $25.3 million increase in our *fraud solutions,* an $8.0 million increase in our *customer management solutions,* a $4.2 million increase in our *Mobility solutions* and a $4.0 million increase in our *Collections & Recovery solutions.*

The increase in *fraud solutions* revenue was primarily due to software revenue attributable to two large multi-year license transactions during fiscal 2012. In addition, the *fraud solutions* revenue was also impacted by increased professional services revenue from software implementations and consulting services and a decrease in transactional-based revenues. The increase in *customer management solutions* revenue was due to an increase in

software revenue primarily driven by a large license transaction, increased services revenue as well as increased transactional and maintenance revenue. The increase in *Mobility solutions* was due to our acquisition of Adeptra in September 2012. The increase in *Collections & Recovery solutions* was mainly due to an increase in license sales.

Applications segment revenues increased $15.8 million in fiscal 2011 from fiscal 2010 due to an $18.2 million increase in our *fraud solutions* and a $6.0 million increase in our *originations solutions*. These increases were partially offset by a $4.8 million decrease in our *customer management solutions*, and a $3.6 million decrease from our other Applications solutions.

The increase in *fraud solutions* was attributable to higher volumes associated with transactional-based agreements, increased software sales of FICO® Falcon® Fraud Manager and FICO® Insurance Fraud Manager, and increased services related to these software sales. The increase in *originations solutions* was attributable to an increase in professional services, and sales of a new product, FICO® Originations Manager, partially offset by a decrease in volumes associated with transactional-based agreements on existing products. The decrease in *customer management solutions* was attributable to a decline in license revenue and a decline in professional services.

Scores

	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
	(In thousands)			(In thousands)			
Transactional and maintenance	$172,218	$164,918	$170,141	$7,300	$(5,223)	4%	(3)%
Professional services	2,382	2,102	2,042	280	60	13%	3%
License	1,023	1,547	156	(524)	1,391	(34)%	892%
Total	$175,623	$168,567	$172,339	7,056	(3,772)	4%	(2)%

Scores segment revenues increased $7.1 million in fiscal 2012 from 2011 due to a $9.2 million increase in our business-to-business scores revenues partially offset by a $2.1 million decrease in our myFICO® business-to-consumer services revenues. The increase in our business-to-business scores was primarily attributable to an increase in Credit Bureau Risk Scores driven by a couple of special projects conducted by a major customer utilizing historical Credit Bureau Risk Scores, and an increase in transactional volumes. The decline in our myFICO business-to-consumer services was primarily attributable to a decrease in royalties derived from scores sold indirectly to consumers through credit reporting agencies.

Scores segment revenues decreased $3.8 million in fiscal 2011 from 2010 due to a $2.1 million decrease in our myFICO® business-to-consumer services revenues and a $1.7 million decrease in our business-to-business scores revenues. The decline in business-to-consumer services was primarily attributable to a decrease in royalties derived from scores sold indirectly to consumers through credit reporting agencies. This decline was partially offset by stronger direct sales generated from the myFICO.com website. Business-to-business scores revenues decrease was mainly attributable to a decrease in credit bureau risk scores revenues.

During fiscal 2012, 2011 and 2010, revenues generated from our agreements with Equifax, TransUnion and Experian, collectively accounted for approximately 18%, 18% and 20%, respectively, of our total revenues, including revenues from these customers that are recorded in our other segments.

Tools

	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
	(In thousands)			(In thousands)			
Transactional and maintenance	$30,231	$29,776	$28,071	$ 455	$ 1,705	2%	6%
Professional services	17,952	12,918	14,739	5,034	(1,821)	39%	(12)%
License	28,013	25,394	23,236	2,619	2,158	10%	9%
Total	$76,196	$68,088	$66,046	8,108	2,042	12%	3%

Tools segment revenues increased $8.1 million in fiscal 2012 from fiscal 2011 primarily due to an increase in our services revenue and license revenue. The increase in our services revenue was primarily attributable to increased professional services related to our FICO® Blaze Advisor® product. The increase in our license revenue was primarily attributable to an increase in our FICO® Xpress Optimization Suite and FICO® Blaze Advisor® product sales.

Tools segment revenues increased $2.0 million in fiscal 2011 from fiscal 2010 primarily due to an increase in license and maintenance revenues related to our FICO® Blaze Advisor® product. The increase was partially offset by a decrease in license sales related to our FICO® Model Builder and FICO® Decision Optimizer products, and a decrease in professional services related to our FICO® Blaze Advisor® as a result of the completion of several large installations in the prior year.

Operating Expenses and Other Income (Expense), Net

The following tables set forth certain summary information related to our consolidated statements of income and comprehensive income for the fiscal years indicated.

	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
	(In thousands, except employees)			(In thousands, except employees)			
Revenues	$676,423	$619,683	$605,643	$56,740	$ 14,040	9%	2%
Operating expenses:							
Cost of revenues	197,947	186,470	180,932	11,477	5,538	6%	3%
Research and development	59,527	62,129	73,581	(2,602)	(11,452)	(4)%	(16)%
Selling, general and administrative	238,522	223,615	225,263	14,907	(1,648)	7%	(1)%
Amortization of intangible assets	6,944	7,741	10,901	(797)	(3,160)	(10)%	(29)%
Restructuring and acquisition-related	5,125	12,391	1,617	(7,266)	10,774	(59)%	666%
Total operating expenses	508,065	492,346	492,294	15,719	52	3%	— %
Operating income	168,358	127,337	113,349	41,021	13,988	32%	12%
Interest income	317	2,192	1,688	(1,875)	504	(86)%	30%
Interest expense	(31,734)	(32,364)	(24,124)	630	(8,240)	(2)%	34%
Other income (expense), net	(698)	290	1,391	(988)	(1,101)	(341)%	(79)%
Income before income taxes	136,243	97,455	92,304	38,788	5,151	40%	6%
Provision for income taxes	44,239	25,893	27,847	18,346	(1,954)	71%	(7)%
Net income	$ 92,004	$ 71,562	$ 64,457	20,442	7,105	29%	11%
Number of employees at fiscal year-end	2,315	2,023	2,157	292	(134)		

	Percentage of Revenues Fiscal Year		
	2012	2011	2010
Revenues	100%	100%	100%
Operating expenses:			
Cost of revenues	29%	30%	30%
Research and development	9%	10%	12%
Selling, general and administrative	35%	36%	37%
Amortization of intangible assets	1%	1%	2%
Restructuring and acquisition-related	1%	2%	— %
Total operating expenses	75%	79%	81%
Operating income	25%	21%	19%
Interest income	— %	— %	— %
Interest expense	(5)%	(5)%	(4)%
Other income (expense), net	— %	— %	— %
Income before income taxes	20%	16%	15%
Provision for income taxes	6%	4%	4%
Net income	14%	12%	11%

Cost of Revenues

Cost of revenues consists primarily of employee salaries and benefits for personnel directly involved in developing, installing and supporting revenue products; travel costs; overhead costs; costs of computer service bureaus; internal network hosting costs; amounts payable to credit reporting agencies for scores; software costs; and expenses related to our consumer score services through myFICO.com.

The fiscal year 2012 over 2011 increase of $11.5 million in cost of revenues resulted from a $5.9 million increase in personnel and labor costs, a $2.7 million increase in allocated facilities and infrastructure costs, a $1.5 million increase in travel cost, and a $1.4 million increase in other costs. The increase in personnel and other labor-related costs was attributable to an increase in salary, related benefit and incentive cost. The increase in allocated facilities and infrastructure costs was attributable to the Company's utilization of additional resources towards direct revenue generating activities. The increase in travel cost was primarily attributable to an increase in services revenue requiring travel to the client locations. Cost of revenues as a percentage of revenues was 29% for the year ended September 30, 2012 compared to 30% for the year ended September 30, 2011 as a result of increased sales of higher-margin software and Scores products.

Cost of revenues as a percentage of revenues was 30% in fiscal 2011, consistent with fiscal 2010. The fiscal year 2011 over 2010 increase of $5.5 million in cost of revenues resulted from a $13.3 million increase in personnel and labor costs, partially offset by a $4.2 million decrease in third party software and data cost, a $3.0 million decrease in facilities and infrastructure costs, and a $0.6 million decrease in other expenses. The increase in personnel and other labor-related costs was attributable to an increase in salary and related benefit costs as a result of increased consulting services activities, and an increase in incentive cost. The decrease in third party software and data costs was attributable to decreased sales that require data acquisition. The decrease in facilities and infrastructure costs was attributable primarily to a decline in allocated costs resulting from overhead reductions and exiting certain facilities.

In fiscal 2013, we expect that cost of revenues as a percentage of revenues will be higher than those incurred during fiscal 2012 due to integration of lower-margin products from our acquisitions.

Research and Development

Research and development expenses include the personnel and related overhead costs incurred in the development of new products and services, including the research of mathematical and statistical models and the development of new versions of our products.

Research and development as a percentage of revenues was 9% during the year ended September 30, 2012, compared to 10% during the year ended September 30, 2011. The $2.6 million decrease was mainly attributable to a $2.1 million decrease in personnel and labor costs, resulting from decreased salary and related benefit expenses partially offset by an increase in incentive expense for the year ended September 30, 2012.

Research and development as a percentage of revenues was 10% in fiscal 2011, as compared to 12% in fiscal 2010. The decrease of $11.5 million in research and development expenditures was attributable primarily to a $8.7 million decrease in personnel and related costs, a $2.1 million decrease in facilities and infrastructure costs, and a $0.7 million decrease in other expenses. The decrease in personnel and related costs was due to decreased salary and related benefit costs, partially offset by a higher incentive cost for fiscal 2011. The decrease in facilities and infrastructure costs was attributable primarily to a decline in allocated costs resulting from overhead reductions and exiting certain facilities.

In fiscal 2013, we expect that research and development expenditures as a percentage of revenues will be consistent with or slightly higher than those incurred during fiscal 2012 as we continue to invest in our Decision Management solutions.

Selling, General and Administrative

Selling, general and administrative expenses consist principally of employee salaries and benefits; travel costs; overhead costs; advertising and other promotional expenses; corporate facilities expenses; legal expenses; business development expenses and the cost of operating computer systems.

The fiscal 2012 over 2011 increase of $14.9 million in selling, general and administrative expenses was attributable to a $15.4 million increase in labor and personnel costs, a $2.4 million increase in marketing expenses and a $1.5 million increase in travel cost, partially offset by a $2.1 million decrease in allocated facilities and infrastructure costs, a $1.1 million decrease in equipment depreciation cost, a $0.8 million decrease in outside services cost, and a $0.4 million decrease in other costs. The increase in labor and personnel costs was due to an increase in stock compensation cost, salary and related benefit costs, commission cost, incentive cost and severance and retention costs. The increase in marketing expenses was due to a company marketing event held in fiscal 2012. The increase in travel cost was primarily due to the reinstatement of non-revenue producing travel during fiscal 2012. The decrease in allocated facilities and infrastructure costs was attributable primarily to the Company's utilization of additional resources towards direct revenue generating activities. The decrease in equipment depreciation cost was mainly due to timing of fixed assets placed in service. The decrease in outside services was due to a non-recurring strategic consulting service incurred in fiscal 2011. Selling, general and administrative expenses as a percentage of revenues was 35% during fiscal 2012 compared to 36% during fiscal 2011 as a result of revenue growing at a higher rate than cost due to improved operations efficiency.

Selling, general and administrative expenses as a percentage of revenues was 36% in fiscal 2011, as compared to 37% in fiscal 2010. The fiscal 2011 over 2010 decrease of $1.6 million in selling, general and administrative expenses was attributable to a $5.5 million decrease in marketing expenses and a $2.4 million decrease in facilities and infrastructure costs, partially offset by a $4.8 million increase in personnel and related costs and a $1.5 million increase in other costs. The decrease in marketing expenses was due to a reduction in marketing programs in areas that were not producing the anticipated sales results. The decrease in facilities and infrastructure costs was attributable primarily to a decline in allocated costs resulting from overhead reductions and exiting certain facilities. The increase in personnel and related cost was due to increased salary, commission and incentive expenses.

In fiscal 2013, we expect that selling, general and administrative expenses as a percentage of revenues will be consistent with those incurred during fiscal 2012.

Amortization of Intangible Assets

Amortization of intangible assets consists of amortization expense related to intangible assets recorded in connection with our acquisitions. Our finite-lived intangible assets consist primarily of completed technology and customer contracts and relationships, which are being amortized using the straight-line method over periods ranging from five to fifteen years.

The fiscal 2012 over fiscal 2011 decrease in amortization expense of $0.8 million was attributable to certain intangible assets associated with our Dash acquisition becoming fully amortized in January 2012, partially offset by the addition of intangible assets associated with our Entiera acquisition in May 2012 and Adeptra acquisition in September 2012.

The fiscal 2011 over 2010 decline of $3.2 million in amortization expense was attributable mainly to certain intangible assets associated with our London Bridge acquisition becoming fully amortized during fiscal 2010.

In fiscal 2013, we expect amortization expense will be higher than the amortization expense incurred in 2012 due to a full year amortization of the intangible assets acquired through our Adeptra and Entiera acquisitions.

Restructuring and acquisition-related

In fiscal 2012, we incurred $1.1 million in acquisition-related cost in association with the Adeptra acquisition. We also eliminated 85 positions mainly within the product and technology organization of the Company and incurred $4.0 million for severance costs. Cash payments for substantially all the severance costs will be paid by the end of our first quarter of fiscal 2013.

In fiscal 2011 we eliminated 177 positions across the company and incurred charges of $8.2 million for severance costs. Cash payments for substantially all the severance costs have been paid by the end of fiscal 2011. We also recognized charges of $4.2 million associated with vacating excess leased space. Costs for vacating excess leased space represent future cash lease payments, net of estimated sublease income, which will be paid out over the next seven years.

In fiscal 2010 we incurred restructuring expenses of $1.6 million. The expenses include a $0.9 million charge related to lease exit activities and $0.7 million for severance costs, which was paid in fiscal 2011.

The following table sets forth certain summary information on restructuring expenses:

	Fiscal Year		
	2012	2011	2010
		(In thousands)	
Severance costs	$3,978	$ 8,165	$ 742
Lease exit costs and other adjustments	—	4,226	875
Total restructuring expense	$3,978	$12,391	$1,617

Interest Income

Interest income is derived primarily from the investment of funds in excess of our immediate operating requirements.

The fiscal 2012 over 2011 decrease in interest income of $1.9 million was primarily attributable to interest received on tax refunds during fiscal 2011.

The fiscal 2011 over 2010 increase of $0.5 million in interest income was attributable to interest received on tax refunds in fiscal 2011 partially offset by lower average investment balances and a decline in interest rates and investment income yields due to market conditions.

Interest Expense

In fiscal 2012 and 2011, interest expense included interest on the Senior Notes issued in May 2008 and July 2010. In fiscal 2010, interest expense included interest on the Senior Notes issued in May 2008 and July 2010 and borrowings under our revolving credit facility. Interest expense for all three years also included credit facility fees for the revolving line of credit.

The fiscal 2012 over 2011 decrease in interest expense of $0.6 million was attributable to an $8.0 million principal payment in both May 2011 and May 2012 on the Senior Notes issued in May 2008 resulting in a lower average debt balance for fiscal 2012, as well as a decline in credit facility fees as a result of the Company lowering the revolving line of credit in fiscal 2011.

The fiscal 2011 over 2010 increase of $8.2 million in interest expense was attributable to the higher average interest rate on our July 2010 Senior Notes as compared to our revolving credit facility.

In fiscal 2013, we expect that interest expense will be consistent with what we incurred during fiscal 2012.

Other Income (Expense), Net

Other income (expense), net consists primarily of realized investment gains/losses, exchange rate gains/losses resulting from re-measurement of foreign-denominated receivable and cash balances held by our foreign reporting entities into their respective functional currency at period-end market rates, net of the impact of offsetting forward exchange contracts, and other non-operating items.

Other income (expense), net was ($0.7) million in fiscal 2012, compared to $0.3 million in 2011. The decrease was primarily attributable to a one-time vendor termination fee as well as increased foreign currency losses during fiscal 2012.

Other income (expense), net was $0.3 million in fiscal 2011, compared to $1.4 million in 2010. The decrease was primarily attributable to a non-recurring sale of a patent in fiscal 2010.

Provision for Income Taxes

Our effective tax rates were 32.5%, 26.6% and 30.2% in fiscal 2012, 2011 and 2010, respectively.

The increase in our effective tax rate in fiscal 2012 compared to fiscal 2011 was due to two factors. The fiscal year 2011 effective rate was largely decreased due to a $1.1 million benefit recorded in recognition of the 2010 extension of the U.S. Federal Research and Development Credit and a manufacturing deduction rate increase, and the fiscal year 2012 effective tax rate was increased by a one-time $1.6 million tax charge associated with the Company's intellectual property rights.

The decrease in our effective tax rate in fiscal 2011 compared with fiscal 2010 was largely due to a $1.1 million benefit recorded in recognition of the 2010 extension of the U.S. Federal Research and Development Credit and a manufacturing deduction rate increase. In addition there was a one-time Foreign Tax Credit benefit related to an intercompany dividend.

As of September 30, 2012 the Company has reported $47.0 million of unremitted earnings of the international subsidiaries in the consolidated income. U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is our intention to reinvest these earnings permanently or to repatriate the earnings only when it is tax efficient to do so. The amount of the unrecognized deferred tax liability depends on judgment required to analyze the withholding tax due, the applicable tax law and related tax treaties, and factual circumstances in effect at the time of any such distribution, therefore, we believe it is not practicable at this time to reliably determine the amount of the unrecognized deferred tax liability related to the Company's undistributed earnings. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the next twelve months and income taxes have not been recognized by the parent entity, the parent entity shall accrue as an expense of the current period income taxes attributable to that remittance.

We expect existing domestic cash, cash equivalents and short-term marketable security investments (as of September 30, 2012, approximately $48.8 million), as well as anticipated domestic earnings will be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities for the next twelve months.

Operating Income

The following table sets forth certain summary information on a segment basis related to our operating income for the fiscal years indicated.

Segment	Fiscal Year			Period-to-Period Change		Period-to-Period Percentage Change	
	2012	2011	2010	2012 to 2011	2011 to 2010	2012 to 2011	2011 to 2010
		(In thousands)		(In thousands)			
Applications	$132,826	$106,561	$ 93,275	$26,265	$ 13,286	25%	14%
Scores	122,936	113,398	110,651	9,538	2,747	8%	2%
Tools	17,599	13,690	8,412	3,909	5,278	29%	63%
Unallocated corporate expenses	(71,705)	(70,680)	(69,166)	(1,025)	(1,514)	1%	2%
Total segment operating income	201,656	162,969	143,172	38,687	19,797	24%	14%
Unallocated share-based compensation	(21,229)	(15,500)	(17,305)	(5,729)	1,805	37%	(10)%
Unallocated amortization expense	(6,944)	(7,741)	(10,901)	797	3,160	(10)%	(29)%
Unallocated restructuring and acquisition-related	(5,125)	(12,391)	(1,617)	7,266	(10,774)	(59)%	666%
Operating income	$168,358	$127,337	$113,349	41,021	13,988	32%	12%

Applications

	Fiscal Year			Percentage of Revenues		
	2012	2011	2010	2012	2011	2010
		(In thousands)				
Segment revenues	$ 424,604	$ 383,028	$ 367,258	100%	100%	100%
Segment operating expense	(291,778)	(276,467)	(273,983)	(69)%	(72)%	(75)%
Segment operating income	$ 132,826	$ 106,561	$ 93,275	31%	28%	25%

Scores

	Fiscal Year			Percentage of Revenues		
	2012	2011	2010	2012	2011	2010
	(In thousands)					
Segment revenues	$175,623	$168,567	$172,339	100%	100%	100%
Segment operating expense	(52,687)	(55,169)	(61,688)	(30)%	(33)%	(36)%
Segment operating income	$122,936	$113,398	$110,651	70%	67%	64%

Tools

	Fiscal Year			Percentage of Revenues		
	2012	2011	2010	2012	2011	2010
	(In thousands)					
Segment revenues	$ 76,196	$ 68,088	$ 66,046	100%	100%	100%
Segment operating expense	(58,597)	(54,398)	(57,634)	(77)%	(80)%	(87)%
Segment operating income	$ 17,599	$ 13,690	$ 8,412	23%	20%	13%

The increase in operating income between fiscal 2012 and 2011 of $41.0 million was primarily attributable to a $56.7 million increase in segment revenues and a $7.3 million decrease in restructuring and acquisition-related expenses, partially offset by a $17.0 million increase in segment operating expenses and a $5.7 million increase in share-based compensation expense.

At the segment level, the $38.7 million increase in segment operating income was driven by a $26.3 million increase in our Applications segment, a $9.5 million increase in our Scores segment and a $3.9 million increase in our Tools segment, partially offset by a $1.0 million increase in unallocated corporate operating expenses.

The increase in Applications segment operating income was attributable to a $41.6 million increase in segment revenue primarily due to several large multi-year license transactions, partially offset by a $15.3 million increase in segment operating expenses. Segment operating income as a percentage of segment revenue for Applications increased from 28% to 31% mainly due to increased sales of higher margin software products.

The increase in Scores segment operating income was attributable to a $7.1 million increase in segment revenue, primarily attributable to an increase in Credit Bureau Risk Scores driven by a couple of large projects conducted by a major customer utilizing historical Credit Bureau Risk Scores, and a $2.4 million decrease in segment operating expenses, driven by a decrease in digital marketing and third party data costs.

The increase in Tools segment operating income was attributable primarily to an $8.1 million increase in segment revenue partially offset by a $4.2 million increase in segment operating expenses. The increase in segment revenue was primarily due to an increase of services and software revenues related to our Blaze Advisor and Xpress Optimization products. Segment operating income as a percentage of segment revenue for Tools increased from 20% to 23% mainly due to increased sales of higher margin software products.

The increase in operating income between fiscal 2011 and 2010 of $14.0 million was attributable to an increase in segment revenues, a decrease in segment operating expenses and reductions in amortization and share-based compensation expenses, partially offset by an increase in restructuring cost and unallocated corporate expenses. At the segment level, our segment operating income increased across all segments — $13.3 million increase in our Applications segment, $2.7 million increase in our Scores segment and $5.3 million increase in our Tools segment.

The $13.3 million increase in our Applications segment operating income was attributable to a $15.8 million increase in segment revenue partially offset by a $2.5 million increase in segment operating expenses. The increase in segment revenue was due to an $18.2 million increase in our fraud solutions and a $6.0 million increase in originations solutions, partially offset by a $4.8 million decrease in our customer management solutions and a $3.6 million decrease in our other application solutions. The increase in segment operating expenses was mainly attributable to increased labor cost as a result of increased consulting services activities, partially offset by a decline in allocated costs resulting from overhead reductions and exiting certain facilities.

The increase in our Scores segment operating income was attributable to a decrease in operating expenses due to decreased marketing activities, partially offset by a decline in revenues in both business-to-business scores and business-consumer services.

In our Tools segment, the increase in segment operating income was primarily attributed to a decrease in operating expenses and an increase in FICO Blaze Advisor revenues, partially offset by a decline in FICO Model Builder and FICO Decision Optimizer revenues.

Capital Resources and Liquidity

Outlook

As of September 30, 2012, we had $93.6 million in cash, cash equivalents and short-term marketable security investments. We believe that these balances, as well as available borrowings from our $200 million revolving line of credit and anticipated cash flows from operating activities, will be sufficient to fund our working and other capital requirements as well as the $49.0 million principal payment due in May 2013 on our Senior Notes issued in May 2008. Under our current financing arrangements we have no other significant debt obligations maturing over the next twelve months. In the normal course of business, we evaluate the merits of acquiring technology or businesses, or establishing strategic relationships with or investing in these businesses. We may elect to use available cash and cash equivalents and marketable security investments to fund such activities in the future. In the event additional needs for cash arise, or if we refinance our existing debt, we may raise additional funds from a combination of sources, including the potential issuance of debt or equity securities. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to take advantage of unanticipated opportunities or respond to competitive pressures could be limited.

Summary of Cash Flows

	Years Ended September 30,		
	2012	2011	2010
		(in thousands)	
Cash provided by/(used in):			
Operating activities	$ 129,746	$136,156	$ 105,780
Investing activities	(65,670)	(51,701)	110,637
Financing activities	(128,453)	(94,021)	(248,473)
Effect of exchange rate changes on cash	234	(881)	98
Decrease in cash and cash equivalents	$ (64,143)	$(10,447)	$ (31,958)

Cash Flows from Operating Activities

Our primary method for funding operations and growth has been through cash flows generated from operating activities. Net cash provided by operating activities totaled $129.7 million in fiscal 2012 compared to $136.2 million in fiscal 2011. The $6.5 million decrease was mainly attributable to a $23.8 million decrease caused by the timing of receipts and payments in our ordinary course of business, including a $35.1 million decrease from timing of cash receipts on accounts receivable, partially offset by higher net income for the year ended September 30, 2012.

Net cash provided by operating activities totaled $136.2 million in fiscal 2011 compared to $105.8 million in fiscal 2010. The $30.4 million increase was mainly attributable to higher income for fiscal 2011, as well as a $38.3 million increase caused by the timing of receipts and payments in our ordinary course of business, including primarily a $20.1 million increase from timing of cash receipts on accounts receivable and a $26.7 million increase from timing of income tax payments from other liabilities.

Cash Flows from Investing Activities

Net cash used by investing activities totaled $65.7 million in fiscal 2012 compared to $51.7 million in fiscal 2011. The increase in cash used in investing activities was primarily attributable to $123.6 million net cash used for the acquisition of Adeptra and Entiera and a $11.5 million increase in purchases of property and equipment during fiscal 2012, partially offset by $83.6 million of proceeds from sales and maturities of marketable securities, net of purchases, for fiscal 2012 compared to $37.8 million of cash used in purchases of marketable securities, net of sales and maturities, during fiscal 2011.

Net cash used by investing activities totaled $51.7 million in fiscal 2011 compared to net cash provided of $110.6 million in fiscal 2010. The change was driven by $37.8 million in cash used for purchases of marketable securities, net of sales and proceeds from maturities during fiscal 2011 compared to $125.9 million in proceeds from maturities and sales of marketable securities, net of purchases, during fiscal 2010.

Cash Flows from Financing Activities

Net cash used in financing activities increased $34.5 million to $128.5 million during fiscal 2012 from $94.0 million during fiscal 2011. The increase was primarily due to $191.1 million of common stock repurchased in fiscal 2012 versus $91.4 million of common stock repurchased in fiscal 2011, partially offset by a $63.2 million increase in cash generated from stock option exercises attributable to a higher average stock price for fiscal 2012.

Net cash used in financing activities totaled $94.0 million in fiscal 2011, compared to $248.5 million in fiscal 2010. The decrease in cash used in financing activities was primarily due to the $104.7 million decrease of cash paid to repurchase common stock, and the repayment of $295 million of debt outstanding on our revolving line of credit in fiscal 2010, partially offset by cash provided from the issuance of $245 million of Senior Notes on July 14, 2010.

Repurchases of Common Stock

From time to time, we repurchase our common stock in the open market. During fiscal 2012, 2011 and 2010, we expended $184.3 million, $96.3 million and $198.0 million, respectively, in connection with our repurchase of common stock. On November 2, 2011, our Board of Directors approved an open-ended stock repurchase program to acquire shares of our common stock up to an aggregate cost of $150.0 million in the open market or through negotiated transactions. Following completion of the program in July 2012, our Board of Directors approved a stock repurchase program on August 16, 2012 to acquire shares of our common stock up to an aggregate cost of $150.0 million in the open market or in negotiated transactions. As of September 30, 2012, we had $150.0 million remaining under this authorization.

Dividends

We paid quarterly dividends of two cents per share, or eight cents per year, during each of fiscal 2012, 2011 and 2010. Our dividend rate is set by the Board of Directors on a quarterly basis taking into account a variety of factors, including among others, our operating results and cash flows, general economic and industry conditions, our obligations, changes in applicable tax laws and other factors deemed relevant by the Board. Although we expect to continue to pay dividends at the current rate, our dividend rate is subject to change from time to time based on the Board's business judgment with respect to these and other relevant factors.

Revolving Line of Credit

We have a $200 million unsecured revolving line of credit with a syndicate of banks that expires on September 28, 2016. Proceeds from the credit facility can be used for working capital and general corporate purposes and may also be used for the refinancing of existing debt, acquisitions, and the repurchase of the Company's common stock. Interest on amounts borrowed under the credit facility is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on LIBOR borrowings ranges from 1.000% to 1.625% and is determined based on our consolidated leverage ratio. In addition, we must pay utilization fees if borrowings and commitments under the credit facility exceed 50% of the total credit facility commitment, as well as facility fees. The credit facility contains certain restrictive covenants including maintaining a maximum consolidated leverage ratio of 3.0 and a minimum fixed charge ratio of 2.5, and also contains other covenants typical of unsecured facilities. As of September 30, 2012, we had no borrowings outstanding under the credit facility and were in compliance with all financial covenants.

Senior Notes

In May 2008, we issued $275 million of Senior Notes in a private placement to a group of institutional investors. These Senior Notes were issued in four series with maturities ranging from 5 to 10 years. These Senior Notes' weighted average interest rate is 6.8% and the weighted average maturity is 7.9 years. In addition, on July 14, 2010, we issued $245 million of Senior Notes in a private placement to a group of institutional investors. These Senior Notes have a weighted average interest rate of 5.2% and a weighted average maturity of 8.0 years.

All of the Senior Notes are subject to certain restrictive covenants that are substantially similar to those in the credit agreement for the revolving credit facility, including maintenance of consolidated leverage and fixed charge coverage ratios. The purchase agreements for the Senior Notes also include covenants typical of unsecured facilities. As of September 30, 2012 we were in compliance with all financial covenants under these purchase agreements.

Contractual Obligations

The following is a summary of our contractual obligations at September 30, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
Senior Notes (1)	$ 49,000	$ 8,000	$ 71,000	$60,000	$ 72,000	$244,000	$504,000
Interest due on debt obligations (2)	30,503	27,382	26,873	22,136	19,303	26,696	152,893
Operating lease obligations	25,180	22,537	17,808	14,714	11,762	26,150	118,151
Purchase obligations (3)	4,400	2,600	—	—	—	—	7,000
Unrecognized tax benefits (4)	—	—	—	—	—	—	7,501
Total commitments	$109,083	$60,519	$115,681	$96,850	$103,065	$296,846	$789,545

(1) Represents the unpaid principal amount of our $275 million Senior Notes issued in May 2008 and the $245 million Senior Notes issued in July 2010.

(2) Interest due on debt obligations represents interest payments on our Senior Notes.

(3) Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the payments.

(4) Unrecognized tax benefits related to uncertain tax positions. As we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the section of the table showing payment by fiscal year.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. These accounting principles require management to make certain judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We periodically evaluate our estimates including those relating to revenue recognition, the allowance for doubtful accounts, goodwill and other intangible assets resulting from business acquisitions, share-based compensation, income taxes and contingencies and litigation. We base our estimates on historical experience and various other assumptions that we believe to be reasonable based on the specific circumstances, the results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Software Licenses

Software license fee revenue is recognized when persuasive evidence of an arrangement exists, software is made available to our customers, the fee is fixed or determinable and collection is probable. The determination of whether fees are fixed or determinable and collection is probable involves the use of assumptions. If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met. If at the outset of an arrangement we determine that collectability is not probable, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance, expiration of the acceptance period, or when we can demonstrate we meet the acceptance criteria. We evaluate contract terms and customer information to ensure that these criteria are met prior to our recognition of license fee revenue.

We use the residual method to recognize revenue when a software arrangement includes one or more elements to be delivered at a future date provided the following criteria are met: (i) vendor-specific objective evidence ("VSOE") of the fair value does not exist for one or more of the delivered items but exists for all undelivered elements, (ii) all other applicable revenue recognition criteria are met and (iii) the fair value of all of the undelivered elements is less than the arrangement fee. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and change to a product's estimated life cycle could materially impact the amount of earned and unearned revenue.

When software licenses are sold together with implementation or consulting services, license fees are recognized upon delivery provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification

of the software products and are not essential to the functionality of the software that was delivered. For arrangements with services that are essential to the functionality of the software, the license and related service revenues are recognized using contract accounting as described below.

Revenues from post-contract customer support services, such as software maintenance, are recognized on a straight-line basis over the term of the support period. The majority of our software maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

Transactional-based Revenues

Transactional-based revenue is recognized when persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured. Revenues from our credit scoring, data processing, data management and internet delivery services are recognized as these services are performed. Revenues from transactional or unit-based license fees under software license arrangements, network service and internally-hosted software agreements are recognized based on minimum contractual amounts or on system usage that exceeds minimum contractual amounts. Certain of our transactional-based revenues are based on transaction or active account volumes as reported by our clients. In instances where volumes are reported to us in arrears, we estimate volumes based on preliminary customer transaction information or average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate transaction volumes in the future, revenue may be deferred until actual customer data is received, and this could have a material impact on our consolidated results of operations.

Consulting Services

We provide consulting, training, model development and software integration services under both hourly-based time and materials and fixed-priced contracts. When consulting services qualify for separate accounting, revenues from these services are generally recognized as the services are performed. For fixed-price service contracts, we use a proportionate performance model with hours as the input method of attribution to determine progress towards completion, with consideration also given to output measures, such as contract milestones, when applicable. In such instances, management is required to estimate the total estimated hours of the project. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. If substantive uncertainty related to customer acceptance of services exists, we defer the associated revenue until the contract is completed. We have not experienced significant variances between our estimates and actual hours in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we are unable to accurately estimate the input measures, revenue would be deferred until the contract is complete, and this could have a material impact on our consolidated results of operations.

Hosting Services

We are an application service provider ("ASP"), where we provide hosting services that allow customers access to software that resides on our servers. The ASP model typically includes an up-front fee and a monthly commitment from the customer that commences upon completion of the implementation through the remainder of the customer life. The up-front fee is the initial setup fee, or the implementation fee. The monthly commitment includes, but is not limited to, a fixed monthly fee or a transactional fee based on system usage that exceeds monthly minimums. Revenue is recognized from ASP transactions when there is persuasive evidence of an

arrangement, the service has been provided to the customer, the amount of fees is fixed or determinable and the collection of the Company's fees is probable. We do not view the activities of signing the contract or providing initial setup services as discrete earnings events. Revenue is typically deferred until the date the customer commences use of our services, at which point the up-front fees are recognized ratably over the customer life of the customer arrangement. ASP transactional fees are recorded monthly as earned.

Multiple-Deliverable Arrangements including Non-Software

When we enter into a multiple-deliverable arrangement that includes non-software, each deliverable is accounted for as a separate unit of accounting if the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis and (ii) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products. Revenue for multiple element arrangements is allocated to the software and non-software deliverables based on a relative selling price. We use VSOE in our allocation of arrangement consideration when it is available. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by us. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE. In circumstances when VSOE does not exist, we then assess whether we can obtain third-party evidence ("TPE") of the selling price. It may be difficult for us to obtain sufficient information on competitor pricing to substantiate TPE and therefore we may not always be able to use TPE. When we are unable to establish selling price using VSOE or TPE, we use estimated selling price ("ESP") in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis. Our determination of ESP involves weighting several factors based on the specific facts and circumstances of each arrangement. The factors include, but are not limited to, geographies, market conditions, gross margin objectives, pricing practices and controls, customer segment pricing strategies and the product lifecycle. We analyze selling prices used in our allocation of arrangement consideration on an annual basis, or more frequently if necessary. Selling prices will be analyzed more frequently if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

Gross vs. Net Revenue Reporting

We apply accounting guidance to determine whether we report revenue for certain transactions based upon the gross amount billed to the customer, or the net amount retained by us. In accordance with the guidance we record revenue on a gross basis for sales in which we have acted as the principal and on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Business Combinations

Accounting for our acquisitions requires us to recognize, separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of income and comprehensive income.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies and contingent consideration, where applicable. If we cannot reasonably determine the fair value of a pre-acquisition contingency (non-income tax related) by the end of the measurement period, we will recognize an asset or a liability for such pre-acquisition contingency if: (i) it is probable that an asset existed or a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Subsequent to the measurement period, changes in our estimates of such contingencies will affect earnings and could have a material effect on our results of operations and financial position.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include but are not limited to: (i) future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, and; (iii) the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Allowance for Doubtful Accounts

We make estimates regarding the collectability of our accounts receivable. When we evaluate the adequacy of our allowance for doubtful accounts, we analyze specific accounts receivable balances, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment cycles. Material differences may result in the amount and timing of expense for any period if we were to make different judgments or utilize different estimates. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances might be required.

Valuation of Goodwill and Other Intangible Assets — Impairment Assessment

Our business acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of current and future period charges and amortization expense. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including identified intangible assets, in connection with our business combinations. We amortize our finite-lived intangible assets using the straight-line method over the estimated useful lives. Goodwill is not amortized, but is assessed at least annually for impairment.

The determination of the value of these components of a business combination, as well as associated asset useful lives, requires management to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from product sales and services, maintenance agreements, consulting contracts, customer contracts, and acquired developed technologies

and patents or trademarks; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired products and services will continue to be used in our product portfolio; and discount rates. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable. Estimates using different assumptions, or unanticipated events and circumstances could produce significantly different results.

We assess potential impairments to our intangible assets when there is evidence that events and circumstances related to our financial performance and economic environment indicate the carrying amount of the assets may not be recoverable. When impairment indicators are identified with respect to our previously recorded intangible assets with finite useful lives, we test for impairment using undiscounted cash flows. If such tests indicate impairment, then we measure and record the impairment as the difference between the carrying value of the asset and the fair value of the asset. Significant management judgment is required in forecasting future operating results used in the preparation of the projected cash flows. Should different conditions prevail, material write downs of net intangible assets could occur. We periodically review the estimated remaining useful lives of our acquired intangible assets. A reduction in our estimate of remaining useful lives, if any, could result in increased annual amortization expense in future periods.

We test goodwill for impairment at the reporting unit levels, which we have determined are the same as our reportable segments, at least annually during the fourth quarter of each fiscal year. The timing and frequency of our goodwill impairment test is based on an ongoing assessment of events and circumstances that would be an indicator of potential impairment of a reporting unit, with the fair value below its carrying value. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. We estimate the fair values of our reporting units using a weighted combination of discounted cash flow valuation model (known as the income approach) and a comparison of our reporting units to guideline publicly-traded companies (known as the market approach). These methods require estimates of our future revenues, profits, capital expenditures, working capital, costs of capital and other relevant factors, as well as selecting appropriate guideline publicly-traded companies for each reporting unit. We evaluate historical trends, current budgets, operating plans, industry data, and other relevant factors when estimating these amounts. Using assumptions that are different from those used in our estimates, but in each case reasonable, could produce significantly different results and materially affect the determination of fair value and/or goodwill impairment for each reporting unit. For example, if the economic environment impacts our forecasts beyond what we have anticipated, it could cause the fair value of a reporting unit to fall below its respective carrying value.

The key assumptions that require significant management judgment for the income approach include revenue growth rates and weighted average cost of capital. In our analysis, revenue growth rates were primarily based on third party studies of industry growth rates for each of our reporting units. Within each reporting unit, management refined these estimates based on their knowledge of the product, the needs of our customers and expected market opportunity. The weighted average cost of capital was determined based on publicly available data such as the long-term yield on U.S. treasury bonds, the expected rate of return on high quality bonds and the returns and betas of various equity instruments. As it relates to the market approach, there is less management judgment in determining the fair value of our reporting units other than selecting which guideline publicly-traded companies are included in our peer group.

In the fourth quarter of fiscal 2012 we performed our annual goodwill impairment test. In step one of that test we compared the estimated fair value of each reporting unit to its carrying value. The estimated fair value of each of our reporting units exceeded its respective carrying value in fiscal 2012, indicating the underlying goodwill of each reporting unit was not impaired as of our most recent testing date. Accordingly, we were not required to complete the second step of the goodwill impairment test and recorded no goodwill impairment charges for the twelve months ended September 30, 2012.

As discussed above, estimates of fair value for all of our reporting units can be affected by a variety of external and internal factors. We believe that the assumptions and estimates utilized were appropriate based on the information available to management. The timing and recognition of impairment losses by us in the future, if any, may be highly dependent upon our estimates and assumptions.

Share-Based Compensation

We account for share-based compensation using the fair value recognition provisions as required in the accounting literature. We estimate the fair value of options granted using the Black-Scholes option valuation model. We estimate the volatility of our common stock at the date of grant based on a combination of the implied volatility of publicly traded options on our common stock and our historical volatility rate. We estimate the expected term of options granted based on historical exercise patterns. The dividend yield assumption is based on historical dividend payouts. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee options. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For options granted, we amortize the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. If factors change we may decide to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our share-based compensation expense, net income and earnings per share.

Income Taxes

We estimate our income taxes based on the various jurisdictions where we conduct business, which involves significant judgment in determining our income tax provision. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities recorded on our balance sheet. We then assess the likelihood our deferred tax assets will be realized and to the extent we believe realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding income tax expense in our consolidated statement of income and comprehensive income. In assessing the need for the valuation allowance, we consider future taxable income in the jurisdictions we operate; an analysis of our deferred tax assets and the periods over which will be realizable; and ongoing prudent and feasible tax planning strategies. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we record the increase.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the technical merits of the tax position indicate it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions and they are evaluated on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

A description of our accounting policies associated with tax-related contingencies and valuation allowances assumed as part of a business combination is provided under "Business Combinations" above.

Contingencies and Litigation

We are subject to various proceedings, lawsuits and claims relating to products and services, technology, labor, shareholder and other matters. We are required to assess the likelihood of any adverse outcomes and the potential range of probable losses in these matters. If the potential loss is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. If the potential loss is considered less than probable or the amount cannot be reasonably estimated, disclosure of the matter is considered. The amount of loss accrual or disclosure, if any, is determined after analysis of each matter, and is subject to adjustment if warranted by new developments or revised strategies. Due to uncertainties related to these matters, accruals or disclosures are based on the best information available at the time. Significant judgment is required in both the assessment of likelihood and in the determination of a range of potential losses. Revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position or consolidated results of operations.

New Accounting Pronouncements Recently Issued or Adopted

On May 12, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *"Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"* (ASU 2011-04). This update amends Accounting Standards Codification (ASC) Topic 820, *"Fair Value Measurement and Disclosure."* ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. We do not believe that adoption of ASU 2011-04 will have a significant impact on our consolidated financial statements.

On September 15, 2011, the FASB issued ASU No. 2011-08, *"Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment"* (ASU 2011-08). This update amends the guidance in ASC 350-20 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, ASU 2011-08 does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. We do not believe that adoption of ASU 2011-08 will have a significant impact on our consolidated financial statements.

On June 16, 2011 the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" (ASU 2011-05) and on December 23, 2011 the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." These updates amend ASC Topic 220, "Comprehensive Income" to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. Retrospective adoption is required and early adoption is permitted. We elected to early adopt ASU 2011-05 under the one-statement approach, which did not have a significant impact on our consolidated financial statements.

On December 16, 2011 the FASB issued ASU No. 2011-11, *"Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities."* (ASU 2011-11). ASU 2011-11 provides for additional disclosures of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, which means that it will be effective for our fiscal year beginning October 1, 2013. Retrospective adoption is required. We do not believe that adoption of ASU 2011-11 will have a significant impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk Disclosures

We are exposed to market risk related to changes in interest rates, equity market prices, and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate and Equity Market Price

We maintain an investment portfolio consisting mainly of income securities with an average maturity of two years or less. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. The following table presents the principal amounts and related weighted-average yields for our investments with interest rate risk at September 30, 2012 and 2011:

	September 30, 2012			September 30, 2011		
	Cost Basis	Carrying Amount	Average Yield	Cost Basis	Carrying Amount	Average Yield
			(Dollars in thousands)			
Cash and cash equivalents	$71,609	$71,609	0.00%	$135,752	$135,752	0.14%
Short-term investments	22,008	22,008	0.16%	105,819	105,826	0.16%
	$93,617	$93,617	0.04%	$241,571	$241,578	0.15%

In May 2008, we issued $275 million of Senior Notes to a group of institutional investors in a private placement. In July 2010 we issued an additional $245 million of Senior Notes to a group of institutional investors in a private placement. The fair value of our Senior Notes may increase or decrease due to various factors, including fluctuations in market interest rates and fluctuations in general economic conditions. See Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity, above, for additional information on the Senior Notes. The following table presents the principal amounts, carrying amounts, and fair values for our Senior Notes at September 30, 2012 and 2011:

	September 30, 2012			September 30, 2011		
	Principal	Carrying Amounts	Fair Value	Principal	Carrying Amounts	Fair Value
		(In thousands)			(In thousands)	
May 2008 $275 million Senior Notes	$259,000	$259,000	$275,201	$267,000	$267,000	$305,874
July 2010 $245 million Senior Notes	$245,000	$245,000	$243,866	$245,000	$245,000	$266,620

We have interest rate risk with respect to our five-year $200 million unsecured revolving line of credit. Interest on amounts borrowed under the line of credit is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on

LIBOR borrowings ranges from 1.000% to 1.625% and is determined based on our consolidated leverage ratio. A change in interest rates on this variable rate debt impacts the interest incurred and cash flows, but does not impact the fair value of the instrument. We had no borrowings outstanding under the credit facility as of September 30, 2012.

Forward Foreign Currency Contracts

We maintain a program to manage our foreign currency exchange rate risk on existing foreign currency receivable and cash balances by entering into forward contracts to sell or buy foreign currency. At period end, foreign-denominated receivables and cash balances held by our U.S. reporting entities are remeasured into the U.S. dollar functional currency at current market rates. The change in value from this remeasurement is then reported as a foreign exchange gain or loss for that period in our accompanying consolidated statements of income and comprehensive income and the resulting gain or loss on the forward contract mitigates the exchange rate risk of the associated assets. All of our forward foreign currency contracts have maturity periods of less than three months. Such derivative financial instruments are subject to market risk.

The following table summarizes our outstanding forward foreign currency contracts, by currency at September 30, 2012 and 2011:

	September 30, 2012		
	Contract Amount		Fair Value
	Foreign Currency	US$	US$
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 2,750	$2,794	$—
Euro (EUR)	EUR 4,060	$5,255	—
Buy foreign currency:			
British pound (GBP)	GBP 6,131	$9,950	—

	September 30, 2011		
	Contract Amount		Fair Value
	Foreign Currency	US$	US$
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 8,000	$7,663	$—
Euro (EUR)	EUR 4,830	$6,524	—
Buy foreign currency:			
British pound (GBP)	GBP 3,911	$6,100	—

The forward foreign currency contracts were all entered into on September 30, 2012 and 2011; therefore, the fair value was $0 on that date.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Fair Isaac Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Fair Isaac Corporation and subsidiaries (the "Company") as of September 30, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. We also have audited the Company's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
Minneapolis, MN
November 16, 2012

FAIR ISAAC CORPORATION
CONSOLIDATED BALANCE SHEETS

	September 30, 2012	September 30, 2011
	(In thousands, except par value data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 71,609	$ 135,752
Marketable securities available for sale, current portion	22,008	105,826
Accounts receivable, net	142,595	104,974
Prepaid expenses and other current assets	23,113	17,929
Total current assets	259,325	364,481
Marketable securities available for sale, less current portion	5,417	4,170
Other investments	11,083	10,934
Property and equipment, net	41,080	33,017
Goodwill	757,504	664,688
Intangible assets, net	52,299	19,498
Deferred income taxes	22,856	25,032
Other assets	9,047	7,648
Total assets	$ 1,158,611	$ 1,129,468
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 18,958	$ 11,139
Accrued compensation and employee benefits	50,043	36,470
Other accrued liabilities	43,645	47,031
Deferred revenue	47,959	41,768
Deferred income taxes	—	2,090
Current maturities on long-term debt	49,000	8,000
Total current liabilities	209,605	146,498
Senior notes	455,000	504,000
Other liabilities	19,600	13,476
Total liabilities	684,205	663,974
Commitments and contingencies		
Stockholders' equity:		
Preferred stock ($0.01 par value; 1,000 shares authorized; none issued and outstanding)	—	—
Common stock ($0.01 par value; 200,000 shares authorized, 88,857 shares issued and 34,839 and 37,084 shares outstanding at September 30, 2012 and 2011, respectively)	348	371
Paid-in-capital	1,103,611	1,098,388
Treasury stock, at cost (54,018 and 51,773 shares at September 30, 2012 and 2011, respectively)	(1,718,570)	(1,627,180)
Retained earnings	1,104,825	1,015,624
Accumulated other comprehensive loss	(15,808)	(21,709)
Total stockholders' equity	474,406	465,494
Total liabilities and stockholders' equity	$ 1,158,611	$ 1,129,468

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended September 30,		
	2012	2011	2010
	(in thousands, except per share data)		
Revenues:			
Transactional and maintenance	$466,175	$453,430	$455,487
Professional services	124,971	115,941	102,878
License	85,277	50,312	47,278
Total revenues	676,423	619,683	605,643
Operating expenses:			
Cost of revenues (1)	197,947	186,470	180,932
Research and development	59,527	62,129	73,581
Selling, general and administrative (1)	238,522	223,615	225,263
Amortization of intangible assets (1)	6,944	7,741	10,901
Restructuring and acquisition-related	5,125	12,391	1,617
Total operating expenses	508,065	492,346	492,294
Operating income	168,358	127,337	113,349
Interest income	317	2,192	1,688
Interest expense	(31,734)	(32,364)	(24,124)
Other income (expense), net	(698)	290	1,391
Income before income taxes	136,243	97,455	92,304
Provision for income taxes	44,239	25,893	27,847
Net income	92,004	71,562	64,457
Other comprehensive income:			
Unrealized losses on investments, net of tax benefit of $3, $23 and $250, for the years ended September 30, 2012, 2011 and 2010, respectively	(4)	(33)	(387)
Translation adjustments	5,905	(1,998)	(1,862)
Comprehensive income	$ 97,905	$ 69,531	$ 62,208
Basic earnings per share	$ 2.64	$ 1.82	$ 1.44
Shares used in computing basic earnings per share	34,909	39,359	44,903
Diluted earnings per share	$ 2.55	$ 1.79	$ 1.42
Shares used in computing diluted earnings per share	36,063	39,988	45,308

(1) Cost of revenues and selling, general and administrative expenses exclude the amortization of intangible assets. See Note 7 to consolidated financial statements.

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 2012, 2011 and 2010

	Common Stock						
	Shares	Par Value	Paid-in-Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	(In thousands, except per share data)						
Balance at September 30, 2009	**48,156**	**$482**	**$1,106,292**	**$(1,375,400)**	**$ 886,324**	**$(17,429)**	**$ 600,269**
Share-based compensation	—	—	17,305	—	—	—	17,305
Issuance of treasury stock under employee stock plans	516	5	(15,636)	17,041	—	—	1,410
Tax benefit from share based payment arrangements	—	—	(4,717)	—	—	—	(4,717)
Repurchases of common stock	(8,790)	(88)	—	(197,894)	—	—	(197,982)
Dividends paid ($0.08 per share)	—	—	—	—	(3,579)	—	(3,579)
Net income	—	—	—	—	64,457	—	64,457
Unrealized losses on investments, net of tax benefit of $250	—	—	—	—	—	(387)	(387)
Translation adjustments	—	—	—	—	—	(1,862)	(1,862)
Balance at September 30, 2010	**39,882**	**$399**	**$1,103,244**	**$(1,556,253)**	**$ 947,202**	**$(19,678)**	**$ 474,914**
Share-based compensation	—		15,500	—	—	—	15,500
Issuance of treasury stock under employee stock plans	800	8	(17,757)	25,362	—	—	7,613
Tax benefit from share based payment arrangements	—	—	(2,599)	—	—	—	(2,599)
Repurchases of common stock	(3,598)	(36)	—	(96,289)	—	—	(96,325)
Dividends paid ($0.08 per share)	—	—	—	—	(3,140)	—	(3,140)
Net income	—	—	—	—	71,562	—	71,562
Unrealized losses on investments, net of tax benefit of $23	—	—	—	—	—	(33)	(33)
Translation adjustments	—	—	—	—	—	(1,998)	(1,998)
Balance at September 30, 2011	**37,084**	**$371**	**$1,098,388**	**$(1,627,180)**	**$1,015,624**	**$(21,709)**	**$ 465,494**
Share-based compensation	—	—	21,229	—	—	—	21,229
Issuance of treasury stock under employee stock plans	2,942	29	(22,085)	92,849	—	—	70,793
Tax benefit from share based payment arrangements	—	—	6,079	—	—	—	6,079
Repurchases of common stock	(5,187)	(52)	—	(184,239)	—	—	(184,291)
Dividends paid ($0.08 per share)	—	—	—	—	(2,803)	—	(2,803)
Net income	—	—	—	—	92,004	—	92,004
Unrealized losses on investments, net of tax benefit of $3	—	—	—	—	—	(4)	(4)
Translation adjustments	—	—	—	—	—	5,905	5,905
Balance at September 30, 2012	**34,839**	**$348**	**$1,103,611**	**$(1,718,570)**	**$1,104,825**	**$(15,808)**	**$ 474,406**

See accompanying notes to consolidated financial statements.

FAIR ISAAC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,		
	2012	2011	2010
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 92,004	$ 71,562	$ 64,457
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,549	24,197	30,918
Share-based compensation	21,229	15,500	17,305
Deferred income taxes	(7,121)	1,252	6,761
Tax effect from share-based payment arrangements	6,079	(2,599)	(4,717)
Excess tax benefits from share-based payment arrangements	(8,079)	(1,664)	(1,158)
Net amortization of premium on marketable securities	221	554	2,174
Benefit from doubtful accounts	(122)	(583)	(118)
Net loss on sales of property and equipment	63	169	694
Changes in operating assets and liabilities			
Accounts receivable	(26,490)	8,571	(11,561)
Prepaid expenses and other assets	802	2,060	315
Accounts payable	6,810	(1,749)	(317)
Accrued compensation and employee benefits	11,314	3,154	5,413
Other liabilities	1,455	18,727	(3,290)
Deferred revenue	10,032	(2,995)	(1,096)
Net cash provided by operating activities	129,746	136,156	105,780
Cash flows from investing activities:			
Purchases of property and equipment	(25,483)	(14,020)	(17,453)
Cash proceeds from sales of property and equipment	—	—	50
Cash proceeds from sales of product line assets	—	—	2,182
Purchases of marketable securities	(48,067)	(144,224)	(71,749)
Proceeds from sale of marketable securities	—	13,644	10,014
Proceeds from maturities of marketable securities	131,659	92,759	187,593
Cash paid for acquisitions, net of cash acquired	(123,631)	—	—
Distribution from (purchase of) cost method investees	(148)	140	—
Net cash provided by (used in) investing activities	(65,670)	(51,701)	110,637
Cash flows from financing activities:			
Payments on revolving line of credit and other short-term loans	(5,466)	—	(295,000)
Proceeds from issuance of senior notes	—	—	245,000
Payments on senior notes	(8,000)	(8,000)	—
Debt issuance costs	—	(736)	(1,343)
Proceeds from issuance of treasury stock under employee stock plans	70,793	7,613	1,410
Dividends paid	(2,803)	(3,140)	(3,579)
Repurchases of common stock	(191,056)	(91,422)	(196,119)
Excess tax benefits from share-based payment arrangements	8,079	1,664	1,158
Net cash used in financing activities	(128,453)	(94,021)	(248,473)
Effect of exchange rate changes on cash	234	(881)	98
Decrease in cash and cash equivalents	(64,143)	(10,447)	(31,958)
Cash and cash equivalents, beginning of year	135,752	146,199	178,157
Cash and cash equivalents, end of year	$ 71,609	$ 135,752	$ 146,199
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net of refunds of $584, $207 and $457 during the years ended September 30, 2012, 2011 and 2010, respectively	$ 36,852	$ 11,460	$ 26,885
Cash paid for interest	$ 31,421	$ 31,974	$ 21,048

See accompanying notes to consolidated financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Fair Isaac Corporation

Incorporated under the laws of the State of Delaware, Fair Isaac Corporation ("FICO") is a provider of analytic, software and data management products and services that enable businesses to automate, improve and connect decisions. FICO provides a range of analytical solutions, credit scoring and credit account management products and services to banks, credit reporting agencies, credit card processing agencies, insurers, retailers and healthcare organizations.

In these consolidated financial statements, FICO is referred to as "we," "us," "our," or "FICO".

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of FICO and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the recoverability of accounts receivable, goodwill, intangible assets, software development costs, deferred tax assets, the benefits related to uncertain tax positions; the determination of the fair value of share-based compensation; the ability to estimate hours in connection with fixed-fee service contracts and transactional-based revenues for which actual transaction volumes have not yet been received; and the determination of whether fees are fixed or determinable and collection is probable or reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments with a maturity of 90 days or less at time of purchase.

Fair Value of Financial Instruments

The fair value of certain of our financial instruments, including cash and cash equivalents, receivables, other current assets, accounts payable, accrued compensation and employee benefits, other accrued liabilities and amounts outstanding under our revolving line of credit, approximate their carrying amounts because of the short-term maturity of these instruments. The fair values of our cash and cash equivalents and marketable security investments are disclosed in Note 4. The fair value of our Senior Notes is disclosed in Note 10.

Investments

Management determines the appropriate classification of our investments in marketable debt and equity securities at the time of purchase, and re-evaluates this designation at each balance sheet date. While it is our intent to hold debt securities to maturity, our investments in U.S. government obligations and marketable equity and debt securities that have readily determinable fair values are classified as available-for-sale, as the sale of

such securities may be required prior to maturity to implement management strategies. Therefore, such securities are carried at fair value with unrealized gains or losses related to these securities included in accumulated other comprehensive income (loss). The fair value of marketable securities is based upon inputs including quoted prices for identical or similar assets. Realized gains and losses are included in other income (expense), net on the consolidated statements of income and comprehensive income. The cost of investments sold is based on the specific identification method. Losses resulting from other than temporary declines in fair value are charged to operations. Investments with remaining maturities over one year are classified as long-term investments.

Our investments in equity securities of companies over which we do not have significant influence are accounted for under the cost method. The investment is originally recorded at cost and adjusted for additional contributions or distributions. Management periodically reviews cost-method investments for instances where fair value is less than the carrying amount and the decline in value is determined to be other than temporary. If the decline in value is judged to be other than temporary, the carrying amount of the security is written down to fair value and the resulting loss is charged to operations. We currently do not have investments in which we own 20% to 50% and exercise significant influence over operating and financial policies, therefore we do not account for any investment under the equity method.

Concentration of Risk

Financial instruments that potentially expose us to concentrations of risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable, which are generally not collateralized. Our policy is to place our cash, cash equivalents, and marketable securities with high quality financial institutions, commercial corporations and government agencies in order to limit the amount of credit exposure. We have established guidelines relative to diversification and maturities for maintaining safety and liquidity. We generally do not require collateral from our customers, but our credit extension and collection policies include analyzing the financial condition of potential customers, establishing credit limits, monitoring payments, and aggressively pursuing delinquent accounts. We maintain allowances for potential credit losses.

A significant portion of our revenues are derived from the sales of products and services to the consumer credit and banking industries.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized, while repair and maintenance costs are expensed as incurred. Depreciation and amortization charges are calculated using the straight-line method over the following estimated useful lives:

	Estimated Useful Life
Data processing equipment and software	3 years
Office furniture and equipment	3 to 7 years
Leasehold improvements	Shorter of estimated useful life or lease term

The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are removed from the applicable accounts and resulting gains or losses are recorded in our consolidated statements of income and comprehensive income. Depreciation and amortization on property and equipment totaled $14.6 million, $16.5 million and $20.0 million during fiscal 2012, 2011 and 2010, respectively.

Internal-use Software

Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost. Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over two to three years. Software development costs required to be capitalized for internal-use software have not been material to date.

Capitalized Software and Research and Development Costs

Software development costs relating to products to be sold in the normal course of business are expensed as incurred as research and development costs until technological feasibility is established. Technological feasibility for our products occurs approximately concurrently with the general release of our products; accordingly, we have not capitalized any development or production costs. Costs we incur to maintain and support our existing products after the general release of the product are expensed in the period they are incurred and included in research and development costs in our statements of operations.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in connection with our business combinations (see Note 7). We test goodwill for impairment at the reporting unit level at least annually during the fourth quarter of each fiscal year and more frequently if impairment indicators are identified. We have determined that our reporting units are the same as our reportable segments. The first step of the goodwill impairment test is a comparison of the fair value of a reporting unit to its carrying value. We estimate the fair values of our reporting units using discounted cash flow valuation models and by comparing our reporting units to guideline publicly-traded companies. These methods require estimates of our future revenues, profits, capital expenditures, working capital, and other relevant factors, as well as selecting appropriate guideline publicly-traded companies for each reporting unit. We estimate these amounts by evaluating historical trends, current budgets, operating plans, industry data, and other relevant factors.

Finite-lived intangible assets are tested for impairment if impairment indicators arise. We amortize our finite-lived intangible assets which result from our acquisitions using the straight-line method over the following estimated useful lives:

	Estimated Useful Life
Completed technology	4 to 6 years
Customer contracts and relationships	5 to 15 years
Trade names	1 to 5 years

Revenue Recognition

Software Licenses

Software license fee revenue is recognized when persuasive evidence of an arrangement exists, software is made available to our customers, the fee is fixed or determinable and collection is probable. The determination of whether fees are fixed or determinable and collection is probable involves the use of judgment. If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the

arrangement fee becomes fixed or determinable, assuming all other revenue recognition criteria have been met. If at the outset of an arrangement we determine that collectability is not probable, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. If there is uncertainty as to the customer's acceptance of our deliverables, revenue is not recognized until the earlier of receipt of customer acceptance, expiration of the acceptance period, or when we can demonstrate we meet the acceptance criteria. We evaluate contract terms and customer information to ensure that these criteria are met prior to our recognition of license fee revenue.

We use the residual method to recognize revenue when a software arrangement includes one or more elements to be delivered at a future date provided the following criteria are met: (i) vendor-specific objective evidence ("VSOE") of the fair value does not exist for one or more of the delivered items but exists for all undelivered elements, (ii) all other applicable revenue recognition criteria are met and (iii) the fair value of all of the undelivered elements is less than the arrangement fee. VSOE of fair value is based on the normal pricing practices for those products and services when sold separately by us and customer renewal rates for post-contract customer support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and change to a product's estimated life cycle could materially impact the amount of earned and unearned revenue.

When software licenses are sold together with implementation or consulting services, license fees are recognized upon delivery provided that the above criteria are met, payment of the license fees is not dependent upon the performance of the services, and the services do not provide significant customization or modification of the software products and are not essential to the functionality of the software that was delivered. For arrangements with services that are essential to the functionality of the software, the license and related service revenues are recognized using contract accounting as described below.

Revenues from post-contract customer support services, such as software maintenance, are recognized on a straight-line basis over the term of the support period. The majority of our software maintenance agreements provide technical support as well as unspecified software product upgrades and releases when and if made available by us during the term of the support period.

Transactional-based Revenues

Transactional-based revenue is recognized when persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured. Revenues from our credit scoring, data processing, data management and internet delivery services are recognized as these services are performed. Revenues from transactional or unit-based license fees under software license arrangements, network service and internally-hosted software agreements are recognized based on minimum contractual amounts or on system usage that exceeds minimum contractual amounts. Certain of our transactional-based revenues are based on transaction or active account volumes as reported by our clients. In instances where volumes are reported to us in arrears, we estimate volumes based on preliminary customer transaction information or average actual reported volumes for an immediate trailing period. Differences between our estimates and actual final volumes reported are recorded in the period in which actual volumes are reported. We have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we were unable to reasonably estimate transaction volumes in the future, revenue may be deferred until actual customer data is received, and this could have a material impact on our consolidated results of operations.

Consulting Services

We provide consulting, training, model development and software integration services under both hourly-based time and materials and fixed-priced contracts. When consulting services qualify for separate accounting, revenues from these services are generally recognized as the services are performed. For fixed-price service contracts, we use a proportionate performance model with hours as the input method of attribution to determine progress towards completion, with consideration also given to output measures, such as contract milestones, when applicable. In such instances, management is required to estimate the total estimated hours of the project. Adjustments to estimates are made in the period in which the facts requiring such revisions become known and, accordingly, recognized revenues and profits are subject to revisions as the contract progresses to completion. Estimated losses, if any, are recorded in the period in which current estimates of total contract revenue and contract costs indicate a loss. If substantive uncertainty related to customer acceptance of services exists, we defer the associated revenue until the contract is completed. We have not experienced significant variances between our estimates and actual hours in the past and anticipate that we will be able to continue to make reasonable estimates in the future. If for some reason we are unable to accurately estimate the input measures, revenue would be deferred until the contract is complete, and this could have a material impact on our consolidated results of operations.

Hosting Services

We are an application service provider ("ASP"), where we provide hosting services that allow customers access to software that resides on our servers. The ASP model typically includes an up-front fee and a monthly commitment from the customer that commences upon completion of the implementation through the remainder of the customer life. The up-front fee is the initial setup fee, or the implementation fee. The monthly commitment includes, but is not limited to, a fixed monthly fee or a transactional fee based on system usage that exceeds monthly minimums. Revenue is recognized from ASP transactions when there is persuasive evidence of an arrangement, the service has been provided to the customer, the amount of fees is fixed or determinable and the collection of the Company's fees is probable. We do not view the activities of signing the contract or providing initial setup services as discrete earnings events. Revenue is typically deferred until the date the customer commences use of our services, at which point the up-front fees are recognized ratably over the customer life of the customer arrangement. ASP transactional fees are recorded monthly as earned.

Multiple-Deliverable Arrangements including Non-Software

When we enter into a multiple-deliverable arrangement that includes non-software, each deliverable is accounted for as a separate unit of accounting if the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis and (ii) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products. Revenue for multiple element arrangements is allocated to the software and non-software deliverables based on a relative selling price. We use VSOE in our allocation of arrangement consideration when it is available. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by us. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE. In circumstances when VSOE does not exist, we then assess whether we can obtain third-party evidence ("TPE") of the selling price. It may be difficult for us to obtain sufficient information on competitor pricing to substantiate TPE and therefore we may not always be able to use TPE. When we are unable to establish selling price using VSOE or TPE, we use estimated selling price ("ESP") in our allocation of arrangement consideration. The objective of ESP is to determine the price at

which we would transact if the product or service were sold by us on a standalone basis. Our determination of ESP involves weighting several factors based on the specific facts and circumstances of each arrangement. The factors include, but are not limited to, geographies, market conditions, gross margin objectives, pricing practices and controls, customer segment pricing strategies and the product lifecycle. We analyze selling prices used in our allocation of arrangement consideration on an annual basis, or more frequently if necessary. Selling prices will be analyzed more frequently if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

Gross vs. Net Revenue Reporting

We apply accounting guidance to determine whether we report revenue for certain transactions based upon the gross amount billed to the customer, or the net amount retained by us. In accordance with the guidance we record revenue on a gross basis for sales in which we have acted as the principal and on a net basis for those sales in which we have in substance acted as an agent or broker in the transaction.

Business Combinations

Accounting for our acquisitions requires us to recognize, separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of income and comprehensive income.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies and contingent consideration, where applicable. If we cannot reasonably determine the fair value of a pre-acquisition contingency (non-income tax related) by the end of the measurement period, we will recognize an asset or a liability for such pre-acquisition contingency if: (i) it is probable that an asset existed or a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Subsequent to the measurement period, changes in our estimates of such contingencies will affect earnings and could have a material effect on our results of operations and financial position.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include but are not limited to: (i) future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, and; (iii) the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period. Subsequent to the measurement period or our final determination of the tax allowance's or contingency's estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Allowance for Doubtful Accounts

We make estimates regarding the collectability of our accounts receivable. When we evaluate the adequacy of our allowance for doubtful accounts, we analyze specific accounts receivable balances, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment cycles. Material differences may result in the amount and timing of expense for any period if we were to make different judgments or utilize different estimates. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances might be required.

Income Taxes

We estimate our income taxes based on the various jurisdictions where we conduct business, which involves significant judgment in determining our income tax provision. We estimate our current tax liability and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities recorded on our balance sheet. We then assess the likelihood our deferred tax assets will be realized and to the extent we believe realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding income tax expense in our consolidated statement of income and comprehensive income. In assessing the need for the valuation allowance, we consider future taxable income in the jurisdictions we operate; an analysis of our deferred tax assets and the periods over which will be realizable; and ongoing prudent and feasible tax planning strategies. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we record the increase.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the technical merits of the tax position indicate it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions and they are evaluated on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results.

A description of our accounting policies associated with tax-related contingencies and valuation allowances assumed as part of a business combination is provided under "Business Combinations" above.

Earnings per Share

Basic earnings per share are computed on the basis of the weighted-average number of common shares outstanding during the period under measurement. Diluted earnings per share are based on the weighted-average number of common shares outstanding and potential common shares. Potential common shares result from the assumed exercise of outstanding stock options or other potentially dilutive equity instruments, when they are dilutive under the treasury stock method or the if-converted method.

Comprehensive Income

Comprehensive income is the change in our equity (net assets) during each period from transactions and other events and circumstances from non-owner sources. It includes net income, foreign currency translation adjustments and unrealized gains and losses on our investments in marketable securities, net of tax.

Foreign Currency

We have determined that the functional currency of each foreign operation is the local currency. Assets and liabilities denominated in their local foreign currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of consolidated stockholders' equity.

At the end of the reporting period, foreign currency denominated assets and liabilities are remeasured into the functional currency of the reporting entities at current market rates. The change in value from this remeasurement is reported as a foreign exchange gain or loss for that period in other income (expense), net in the accompanying consolidated statements of income and comprehensive income. We recorded transactional foreign currency exchange losses of $1.5 million, $1.0 million and $1.2 million during fiscal 2012, 2011 and 2010, respectively.

Derivative Financial Instruments

From time to time, we utilize forward contract instruments to manage market risks associated with fluctuations in certain foreign currency exchange rates as they relate to specific balances of accounts receivable and cash denominated in foreign currencies. It is our policy to use derivative financial instruments to protect against market risks arising in the normal course of business. Our policies prohibit the use of derivative instruments for the sole purpose of trading for profit on price fluctuations or to enter into contracts that intentionally increase our underlying exposure. All of our forward foreign currency contracts have maturity periods of less than three months. Gains or losses from forward foreign currency contracts are included in other income (expense), net.

Share-Based Compensation

We account for share-based compensation using the fair value recognition provisions as required in the accounting literature. We estimate the fair value of options granted using the Black-Scholes option valuation model. We estimate the volatility of our common stock at the date of grant based on a combination of the implied volatility of publicly traded options on our common stock and our historical volatility rate. We estimate the expected term of options granted based on historical exercise patterns. The dividend yield assumption is based on historical dividend payouts. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee options. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For options granted, we

amortize the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods. If factors change we may decide to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect our share-based compensation expense, net income and earnings per share. See Note 14 for further discussion of our share-based employee benefit plans.

Impairment of Long-Lived Assets

We assess potential impairment to long-lived assets and certain identifiable intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows that are expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. We determined that our long-lived assets were not impaired at September 30, 2012, 2011 and 2010.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income. Advertising and promotion costs totaled $1.8 million, $1.0 million and $3.0 million in fiscal 2012, 2011 and 2010, respectively.

New Accounting Pronouncements Recently Issued or Adopted

On May 12, 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *"Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"* (ASU 2011-04). This update amends Accounting Standards Codification (ASC) Topic 820, *"Fair Value Measurement and Disclosure."* ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. We do not believe that adoption of ASU 2011-04 will have a significant impact on our consolidated financial statements.

On September 15, 2011, the FASB issued ASU No. 2011-08, *"Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment"* (ASU 2011-08). This update amends the guidance in ASC 350-20 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, ASU 2011-08 does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. We do not believe that adoption of ASU 2011-08 will have a significant impact on our consolidated financial statements.

On June 16, 2011 the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" (ASU 2011-05) and on December 23, 2011 the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." These updates amend ASC Topic 220, "Comprehensive Income" to provide that total comprehensive income will be reported in one continuous statement or two separate but consecutive statements of financial performance. Presentation of total comprehensive income in the statement of stockholders' equity or the footnotes will no longer be allowed. The calculation of net income and basic and diluted net income per share will not be affected. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, which means that it will be effective for our fiscal year beginning October 1, 2012. Retrospective adoption is required and early adoption is permitted. We elected to early adopt ASU 2011-05 under the one-statement approach, which did not have a significant impact on our consolidated financial statements.

On December 16, 2011 the FASB issued ASU No. 2011-11, *"Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities."* (ASU 2011-11). ASU 2011-11 provides for additional disclosures of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, which means that it will be effective for our fiscal year beginning October 1, 2013. Retrospective adoption is required. We do not believe that adoption of ASU 2011-11 will have a significant impact on our consolidated financial statements.

2. Acquisitions

Adeptra

On September 7, 2012, we acquired 100% of the common stock of Adeptra. The primary objective of the acquisition is to accelerate success in the fast-growing mobile economy by integrating our decision management solution and Adeptra's customer engagement and risk intervention platform.

The following table summarizes the consideration paid for Adeptra and the amounts for assets acquired and liabilities assumed, recognized based on their estimated fair values at the acquisition date:

	(In thousands)
Consideration	
Cash	$113,027
Acquisition-related costs (included in the company's consolidated statement of income for the year ended September 30, 2012 as a component of restructuring and acquisition-related expense)	$ 984
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	$ 7,648
Accounts receivable, net	8,939
Prepaid expenses and other current assets	1,380
Property and equipment, net	1,428
Intangible assets	
Completed technology	24,200
Customer relationships	11,990
Trade Names	510
Other assets	100
Accounts payable	(4,350)
Accrued compensation and employee benefits	(2,093)
Other accrued liabilities	(3,128)
Deferred revenue	(357)
Deferred income taxes	(18)
Short-term loan	(5,466)
Total identifiable net assets	40,783
Goodwill	72,244
Total	$113,027

The acquired identifiable intangible assets have a weighted average useful life of approximately 6.6 years and are being amortized using the straight-line method over their estimated useful lives as follows: completed technology, five years, customer relationships, ten years, and trade names, one year. The goodwill of $72.2 million arising from the acquisition consists largely of the revenue synergies related to up-sell and cross-sell opportunities driven by the complementary nature of our solutions, expansion of our offerings across vertical markets, and the ability to drive Adeptra solutions through a larger sales team with global reach. The goodwill was allocated to our Applications segment and is not deductible for tax purposes. Our results of operations for fiscal 2012 included the operating results of Adeptra since the date of acquisition, the amounts of which were not material to the Company's results of operations for the periods presented.

The following pro forma combined revenues for the years ended September 2012 and 2011, give effect to the acquisition as if it had been completed on October 1, 2010. These pro forma revenues do not reflect any operating efficiencies or revenue enhancements that may be achieved by the combined companies; are presented for informational purposes only; are not necessarily indicative of what the actual revenues would have been had the acquisition taken place as of that date; nor are they indicative of future consolidated results of operations.

	Years Ended September 30,	
	2012	2011
	(In thousands)	
Revenues	$719,980	$655,897

The pro forma earnings impact of this acquisition was not deemed material to the Company's results of operations for the periods presented.

Entiera

On May 7, 2012, we acquired 100% of the common stock of Entiera, an innovative provider of customer dialogue management solutions. The acquisition of Entiera was consummated principally to productize our analytics and strategic decision management solutions through an interactive marketing automation platform with the objective of accelerating our growth in marketing solutions across multiple industries.

The following table summarizes the consideration paid for Entiera and the amounts for assets acquired and liabilities assumed, recognized based on their estimated fair values at the acquisition date:

	(In thousands)
Consideration	
Cash	$18,390
Acquisition-related costs (included in the company's consolidated statement of income for the year ended September 30, 2012 as a component of restructuring and acquisition-related expense)	$ 163
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash and cash equivalents	$ 138
Accounts receivable, net	546
Prepaid expenses and other current assets	153
Deferred income taxes	1,024
Property and equipment, net	100
Intangible assets	
Completed technology	2,200
Customer relationships	300
Other assets	24
Accounts payable	(725)
Other accrued liabilities	(152)
Deferred revenue	(254)
Total identifiable net assets	3,354
Goodwill	15,036
Total	$18,390

The acquired identifiable intangible assets have a weighted average useful life of approximately 4.1 years and are being amortized using the straight-line method over their estimated useful lives as follows: completed technology, four years and customer relationships, five years. The goodwill of $15.0 million arising from the acquisition consists largely of the synergies created by leveraging Entiera's SaaS-delivered solution in conjunction with our marketing solutions. The goodwill was allocated to our Applications segment and is not deductible for tax purposes. Entiera has been included in our operating results since the acquisition date. The pro forma impact of this acquisition was not deemed material to the Company's results of operations for the periods presented.

3. Cash, Cash Equivalents and Marketable Securities Available for Sale

The following is a summary of cash, cash equivalents and marketable securities available for sale at September 30, 2012 and 2011:

	2012				2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)							
Cash and Cash Equivalents:								
Cash	$70,965	$—	$—	$70,965	$ 68,248	$—	$ —	$ 68,248
Money market funds	397	—	—	397	20,333	—	—	20,333
Non U.S. money market funds	247	—	—	247	42,171	—	—	42,171
U.S. commercial paper	—	—	—	—	5,000	—	—	5,000
Total	$71,609	$—	$—	$71,609	$135,752	$—	$ —	$135,752
Short-term Marketable Securities:								
U.S. government obligations	$20,001	$—	$ (1)	$20,000	$ 90,291	$ 14	$ (1)	$ 90,304
U.S. corporate debt	2,007	1	—	2,008	1,531	—	(2)	1,529
U.S. commercial paper	—	—	—	—	13,997	—	(4)	13,993
Total	$22,008	$ 1	$ (1)	$22,008	$105,819	$ 14	$ (7)	$105,826
Long-term Marketable Securities:								
Marketable equity securities	$ 5,016	$401	$—	$ 5,417	$ 4,649	$—	$(479)	$ 4,170

Short-term marketable securities mature at various dates over the course of the next twelve months. The long-term marketable equity securities represent securities held under a supplemental retirement and savings plan for certain officers and senior management employees, which are distributed upon termination or retirement of the employees.

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2012 and 2011:

	2012					
	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Description of Securities:						
U.S. government obligations	$15,000	$(1)	$—	$—	$15,000	$(1)

	2011					
	Less than 12 months		12 months or greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Description of Securities:						
U.S. commercial paper	$18,993	$(4)	$—	$—	$18,993	$(4)
U.S. government obligations	2,008	(1)	—	—	2,008	(1)
U.S. corporate debt	1,528	(2)	—	—	1,528	(2)
Total	$22,529	$(7)	$—	$—	$22,529	$(7)

4. Fair Value Measurements

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

- Level 1 — uses unadjusted quoted prices that are available in active markets for identical assets or liabilities. Our Level 1 assets are comprised of money market funds and certain equity securities.
- Level 2 — uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data. Our Level 2 assets are comprised of U.S. government and corporate debt obligations that are generally held to maturity.
- Level 3 — uses one or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation. We do not have any assets or liabilities that are valued using inputs identified under a Level 3 hierarchy.

The following table represents financial assets that we measured at fair value on a recurring basis at September 30, 2012 and 2011, respectively:

September 30, 2012	Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Fair Value as of September 30, 2012
		(In thousands)	
Assets:			
Cash equivalents (1)	$ 644	$ —	$ 644
U.S. corporate debt (2)	—	2,008	2,008
U.S. government obligations (2)	—	20,000	20,000
Marketable securities (3)	5,417	—	5,417
Total	$6,061	$22,008	$28,069

September 30, 2011	Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Fair Value as of September 30, 2011
		(In thousands)	
Assets:			
Cash equivalents (1)	$67,504	$ —	$ 67,504
U.S. corporate debt (2)	—	1,529	1,529
U.S. commercial paper (2)	—	13,993	13,993
U.S. government obligations (2)	—	44,092	44,092
U.S. municipal obligations (2)	—	46,212	46,212
Marketable securities (3)	4,170	—	4,170
Total	$71,674	$105,826	$177,500

(1) Included in cash and cash equivalents on our balance sheet at September 30, 2012 and 2011. Not included in this table are cash deposits of $71.0 million and $68.2 million at September 30, 2012 and 2011, respectively.
(2) Included in current marketable securities on our balance sheet at September 30, 2012 and 2011.
(3) Represents securities held under a supplemental retirement and savings plan for certain officers and senior management employees, which are distributed upon termination or retirement of the employees. Included in long-term marketable securities on our balance sheet at September 30, 2012 and 2011.

Where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing applies to our Level 1 investments. To the extent quoted prices in active markets for assets or liabilities are not available, the valuation techniques used to measure the fair values of our financial assets incorporate market inputs, which include reported trades, broker/dealer quotes, benchmark yields, issuer spreads, benchmark securities and other inputs derived from or corroborated by observable market data. This methodology applies to our Level 2 investments. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

For the fair value of our derivative instruments, see Note 5 to the financial statements.

5. Derivative Financial Instruments

We use derivative instruments to manage risks caused by fluctuations in foreign exchange rates. The primary objective of our derivative instruments is to protect the value of foreign currency denominated accounts receivable and cash balances from the effects of volatility in foreign exchange rates that might occur prior to conversion to their functional currency. We principally utilize foreign currency forward contracts, which enable us to buy and sell foreign currencies in the future at fixed exchange rates and economically offset changes in foreign currency exchange rates. We routinely enter into contracts to offset exposures denominated in the British pound, Euro and Canadian dollar.

Foreign currency denominated accounts receivable and cash balances are re-measured at foreign currency rates in effect on the balance sheet date with the effects of changes in foreign currency rates reported in other income (expense), net. The forward contracts are not designated as hedges and are marked to market through other income (expense), net. Fair value changes in the forward contracts help mitigate the changes in the value of the re-measured accounts receivable and cash balances attributable to changes in foreign currency exchange rates. The forward contracts are short-term in nature and typically have average maturities at inception of less than three months.

The following table summarizes the fair value of our derivative instruments and their location in the consolidated balance sheet as of September 30, 2012 and 2011:

September 30, 2012 (In thousands)	**Assets**		**Liabilities**	
Derivatives not designated as hedging instruments	**Balance Sheet Location**	**Amount**	**Balance Sheet Location**	**Amount**
Foreign currency forward contracts	Other current assets	$—	Other current liabilities	$—

September 30, 2011 (In thousands)	**Assets**		**Liabilities**	
Derivatives not designated as hedging instruments	**Balance Sheet Location**	**Amount**	**Balance Sheet Location**	**Amount**
Foreign currency forward contracts	Other current assets	$—	Other current liabilities	$—

The following table summarizes our outstanding forward foreign currency contracts, by currency at September 30, 2012 and 2011:

	September 30, 2012		
	Contract Amount		**Fair Value**
	Foreign Currency	**US$**	**US$**
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 2,750	$2,794	$—
Euro (EUR)	EUR 4,060	$5,255	—
Buy foreign currency:			
British pound (GBP)	GBP 6,131	$9,950	—

	September 30, 2011		
	Contract Amount		Fair Value
	Foreign Currency	US$	US$
	(In thousands)		
Sell foreign currency:			
Canadian dollar (CAD)	CAD 8,000	$7,663	$—
Euro (EUR)	EUR 4,830	$6,524	—
Buy foreign currency:			
British pound (GBP)	GBP 3,911	$6,100	—

The forward foreign currency contracts were all entered into on September 30, 2012 and 2011; therefore, their fair value was $0.

Gains on derivative financial instruments are recorded in our consolidated statements of income and comprehensive income as a component of other income (expense), net. These amounts are shown for the years ended September 30, 2012, 2011 and 2010:

	Year Ended September 30,		
	2012	2011	2010
	(in thousands)		
Foreign currency forward contracts	$453	$—	$319

6. Receivables

Receivables at September 30, 2012 and 2011 consisted of the following:

	September 30,	
	2012	2011
	(In thousands)	
Billed	$113,514	$ 80,858
Unbilled (1)	32,487	27,830
	146,001	108,688
Less: allowance for doubtful accounts	(3,406)	(3,714)
Receivables, net	$142,595	$104,974

(1) Unbilled receivables represent revenue recorded in excess of amounts billable pursuant to contract provisions and generally become billable at contractually specified dates or upon the attainment of milestones. Unbilled amounts are expected to be realized within one year.

Activity in the allowance for doubtful accounts was as follows:

	Years Ended September 30,	
	2012	2011
	(in thousands)	
Balance, beginning of period	$3,714	$ 5,981
Less: reversal of expense	(122)	(583)
Less: write-offs (net of recoveries)	(186)	(1,684)
Balance, end of period	$3,406	$ 3,714

7. Goodwill and Intangible Assets

Goodwill and intangible assets are tested for impairment at least annually or more frequently if impairment indicators arise. Our intangible assets have definite lives and are being amortized using the straight-line method over their estimated useful lives.

We have determined that our reporting units are the same as our reportable segments (see Note 17). We performed our annual goodwill impairment test and determined that goodwill was not impaired as of September 30, 2012 and 2011.

Intangible assets that are subject to amortization consisted of the following at September 30, 2012 and 2011:

	2012				2011			
	(In thousands, except average life)							
	Gross Carrying Amount	Accumulated Amortization	Net	Average Life	Gross Carrying Amount	Accumulated Amortization	Net	Average Life
Completed technology	$ 92,437	$ (66,950)	$25,487	5	$ 66,037	$ (65,618)	$ 419	4
Customer contracts and relationships	73,046	(47,224)	25,822	12	60,756	(41,792)	18,964	12
Trade names	9,801	(9,290)	511	3	9,291	(9,110)	181	5
	$175,284	$(123,464)	51,820	11	$136,084	$(116,520)	19,564	11
Foreign currency translation adjustments			479				(66)	
Intangible assets, net			$52,299				$19,498	

Amortization expense associated with our intangible assets, which has been reflected as a separate operating expense caption within the accompanying consolidated statements of income and comprehensive income, consisted of the following during fiscal 2012, 2011 and 2010:

	2012	2011	2010
	(In thousands)		
Cost of revenues	$1,332	$2,274	$ 5,415
Selling, general and administrative expenses	5,612	5,467	5,486
Total	$6,944	$7,741	$10,901

In the table above, cost of revenues reflects our amortization of completed technology, and selling, general and administrative expenses reflect our amortization of other intangible assets.

Estimated future intangible asset amortization expense associated with intangible assets existing at September 30, 2012, was as follows (in thousands):

Fiscal year	
2013	$11,379
2014	9,136
2015	9,136
2016	8,906
2017	7,769
Thereafter	5,973
Total	$52,299

The following table summarizes changes to goodwill during fiscal 2012 and 2011, both in total and as allocated to our operating segments. We have not recognized any goodwill impairment losses to date.

	Applications	Scores	Tools	Total
	(In thousands)			
Balance at September 30, 2010	$452,248	$146,648	$67,057	$665,953
Foreign currency translation adjustment	(1,043)	—	(222)	(1,265)
Balance at September 30, 2011	$451,205	$146,648	$66,835	$664,688
Addition from acquisition	87,280	—	—	87,280
Foreign currency translation adjustment	4,458	—	1,078	5,536
Balance at September 30, 2012	$542,943	$146,648	$67,913	$757,504

8. Composition of Certain Financial Statement Captions

	2012	2011
	(In thousands)	
Property and equipment:		
Data processing equipment and software	$ 161,215	$ 155,326
Office furniture and equipment	6,963	9,232
Leasehold improvements	21,341	19,268
Less: accumulated depreciation and amortization	(148,439)	(150,809)
Total	$ 41,080	$ 33,017
Other accrued liabilities:		
Interest payable	$ 9,747	$ 9,950
Income taxes payable	11,754	15,588
Other	22,144	21,493
Total	$ 43,645	$ 47,031

9. Revolving Line of Credit

We have a $200 million unsecured revolving line of credit with a syndicate of banks that expires on September 28, 2016. Proceeds from the credit facility can be used for working capital and general corporate purposes and may also be used for the refinancing of existing debt, acquisitions, and the repurchase of the

Company's common stock. Interest on amounts borrowed under the credit facility is based on (i) a base rate, which is the greater of (a) the prime rate and (b) the Federal Funds rate plus 0.50% or (ii) LIBOR plus an applicable margin. The margin on LIBOR borrowings ranges from 1.000% to 1.625% and is determined based on our consolidated leverage ratio. In addition, we must pay utilization fees if borrowings and commitments under the credit facility exceed 50% of the total credit facility commitment, as well as facility fees. The credit facility contains certain restrictive covenants including maintaining a maximum consolidated leverage ratio of 3.0 and a minimum fixed charge ratio of 2.5, and also contains other covenants typical of unsecured facilities. As of September 30, 2012, we had no borrowings outstanding under the credit facility and were in compliance with all financial covenants.

10. Senior Notes

On May 7, 2008, we issued $275 million of Senior Notes in a private placement to a group of institutional investors. The Senior Notes were issued in four series as follows:

Series	Amount	Interest Rate	Maturity Date
A	$41 million	6.37%	May 7, 2013
B	$40 million	6.37%	May 7, 2015
C	$63 million	6.71%	May 7, 2015
D	$131 million	7.18%	May 7, 2018

On July 14, 2010, we issued $245 million of Senior Notes in a private placement to a group of institutional investors. The Senior Notes were issued in four series as follows:

Series	Amount	Interest Rate	Maturity Date
E	$60 million	4.72%	July 14, 2016
F	$72 million	5.04%	July 14, 2017
G	$28 million	5.42%	July 14, 2019
H	$85 million	5.59%	July 14, 2020

We are required to pay the entire unpaid principal balances of each note series on its maturity date except for Series B notes, which required annual principal payments of $8.0 million starting on May 7, 2011 and ending on May 7, 2015. The Senior Notes require interest payments semi-annually and also include certain restrictive covenants. As of September 30, 2012, we were in compliance with all financial covenants which include the maintenance of consolidated net debt to consolidated EBITDA and a fixed charge coverage ratio. The issuance of the Senior Notes also required us to make certain covenants typical of unsecured facilities.

The following table presents the principal amounts, carrying amounts, and fair values for our Senior Notes at September 30, 2012 and 2011:

	September 30, 2012			September 30, 2011		
	Principal	Carrying Amounts	Fair Value	Principal	Carrying Amounts	Fair Value
		(In thousands)			(In thousands)	
May 2008 $275 million Senior Notes	$259,000	$259,000	$275,201	$267,000	$267,000	$305,874
July 2010 $245 million Senior Notes	$245,000	$245,000	$243,866	$245,000	$245,000	$266,620

We determined fair value based on quoted market prices and interest rate spreads of similar securities.

Future principal payments for the Senior Notes are as follows (in thousands):

Fiscal Year	
2013	$ 49,000
2014	8,000
2015	71,000
2016	60,000
2017	72,000
Thereafter	244,000
Total	$504,000

11. Employee Benefit Plans

Defined Contribution Plans

We sponsor the Fair Isaac Corporation 401(k) plan for eligible employees. Under this plan, eligible employees may contribute up to 25% of compensation, not to exceed statutory limits. We also provide a company matching contribution. Investment in FICO common stock is not an option under this plan. Our contributions into all 401(k) plans, including former acquired company sponsored plans that have since merged into the Fair Isaac Corporation 401(k) plan or have been frozen, totaled $5.5 million, $5.1 million and $5.4 million during fiscal 2012, 2011 and 2010, respectively.

Employee Incentive Plans

We maintain various employee incentive plans for the benefit of eligible employees, including officers. The awards generally are based on the achievement of certain financial and performance objectives subject to the discretion of management. Total expenses under our employee incentive plans were $17.4 million, $10.1 million and $5.4 million during fiscal 2012, 2011 and 2010, respectively.

12. Restructuring Expenses

During fiscal 2012, we incurred $4.0 million in severance charges due to the elimination of 85 positions mainly within the product and technology organization of the Company. Cash payments for substantially all the severance costs will be paid by the end of our first quarter of fiscal 2013.

During fiscal 2011, we incurred charges totaling $12.4 million as a result of $8.2 million in severance charges due to the elimination of 177 positions throughout the company, and $4.2 million in facilities charges associated with vacating excess leased space primarily in Minnesota and Georgia. Cash payments for substantially all the severance costs were paid during fiscal 2011.

During fiscal 2010, we incurred charges totaling $1.6 million as a result of $0.9 million in facilities charges from adjusting two lease exit accruals due to a reduction in estimated sublease income and $0.7 million in severance charges due to the elimination of 35 positions in the U.S., U.K. and India. Cash payments for the severance costs were paid during fiscal 2011.

FAIR ISAAC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended September 30, 2012, 2011 and 2010

The following table summarizes our restructuring accruals associated with the above actions. The current portion and non-current portion was recorded in other accrued current liabilities and other liabilities, respectively, within the accompanying consolidated balance sheets.

	Accrual at September 30, 2009	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2010
			(In thousands)		
Facilities charges	$ 3,771	$ 875	$(1,810)	$—	$ 2,836
Employee separation	—	742	—	—	742
	3,771	$1,617	$(1,810)	$—	3,578
Less: current portion	(1,361)				(1,474)
Non-current	$ 2,410				$ 2,104

	Accrual at September 30, 2010	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2011
			(In thousands)		
Facilities charges	$ 2,836	$ 4,226	$(1,700)	$—	$ 5,362
Employee separation	742	8,165	(7,873)	—	1,034
	3,578	$12,391	$(9,573)	$—	6,396
Less: current portion	(1,474)				(3,062)
Non-current	$ 2,104				$ 3,334

	Accrual at September 30, 2011	Expense Additions	Cash Payments	Expense Reversals	Accrual at September 30, 2012
			(In thousands)		
Facilities charges	$ 5,362	$ —	$(2,029)	$—	$ 3,333
Employee separation	1,034	3,978	(2,541)	—	2,471
	6,396	$3,978	$(4,570)	$—	5,804
Less: current portion	(3,062)				(4,944)
Non-current	$ 3,334				$ 860

13. Income Taxes

The provision for income taxes was as follows during fiscal 2012, 2011, and 2010:

	2012	2011	2010
		(In thousands)	
Current:			
Federal	$42,502	$22,019	$10,190
State	4,899	2,873	4,406
Foreign	3,959	(251)	6,490
	51,360	24,641	21,086
Deferred:			
Federal	(6,843)	59	7,761
State	(925)	(112)	(644)
Foreign	647	1,305	(356)
	(7,121)	1,252	6,761
Total provision	$44,239	$25,893	$27,847

The foreign provision was based on foreign pretax earnings of $26.9 million, $20.6 million and $25.3 million in fiscal 2012, 2011, and 2010, respectively. Current foreign tax expense related to foreign tax withholdings was $6.3 million, $5.4 million and $2.3 million in fiscal year 2012, 2011, and 2010, respectively. Foreign withholding tax and related foreign tax credits are included in federal current tax expense above.

Deferred tax assets and liabilities at September 30, 2012 and 2011 were as follows:

	2012	2011
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforward	$ 22,120	$ 9,373
Research credit carryforward	2,310	1,388
Capital loss carryforward	91	21
Investments	1,141	1,235
Accrued compensation	1,297	1,586
Share-based compensation	20,109	24,489
Deferred revenue	3,577	1,042
Accrued lease costs	1,774	2,526
Property and equipment	3,629	4,239
Other	14,183	5,988
	70,231	51,887
Less valuation allowance	(5,425)	(3,422)
	64,806	48,465
Deferred tax liabilities:		
Intangible assets	(31,364)	(20,541)
Prepaid expense	(3,405)	(3,942)
Other	(1,019)	(1,040)
	(35,788)	(25,523)
Deferred tax assets, net	$ 29,018	$ 22,942

Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets will reverse, management believes it is more likely than not that we will realize the benefits of the deferred tax asset, net of the existing valuation allowance at September 30, 2012.

For fiscal 2012, the increase in the valuation allowance was due to the acquisition of Adeptra and additional fiscal 2012 China net operating loss (NOL). The remaining valuation allowance is associated with operations where the Company has a NOL carryforward where realization remains uncertain.

During fiscal 2012, the change in NOL was due to utilization of federal NOL, acquisition of Adeptra and Entiera and additional fiscal 2012 China NOL. The increase in the research credit carryforward was due to less than expected utilization on the fiscal 2011 tax return. We acquired the following U.S. federal, UK foreign, and state NOL in connection with our acquisitions of Braun in fiscal 2005, and Adeptra and Entiera, in fiscal 2012. As of September 30, 2012, we had available U.S. federal, state and foreign NOL carryforwards of approximately $32.7 million, $7.5 million, and $43.3 million, respectively. We also have available excess California state research credit of approximately $2.3 million. The U.S. federal NOL carryforward will expire at various dates beginning in fiscal 2024, if not utilized. The state NOL carryforward will begin to expire at various dates beginning in fiscal 2021, if not utilized. The UK NOL carryforward does not have an expiration date. Utilization of the U.S. federal and state NOL are subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 (the "Code"), as amended, and similar state provisions.

The reconciliation between the U.S. federal statutory income tax rate of 35% and our effective tax rate is shown below for fiscal 2012, 2011 and 2010:

	2012	2011	2010
		(In thousands)	
Income tax provision at U.S. federal statutory rate	$47,685	$34,117	$32,306
State income taxes, net of U.S. federal benefit	3,663	2,770	2,452
Foreign taxes	(3,616)	(9,867)	(4,721)
Intercompany dividend	2,692	3,822	—
Research credits	(375)	(2,559)	(353)
Domestic production deduction	(3,054)	(2,494)	(1,204)
Tax audit settlements	(1,203)	1,524	308
Other	(1,553)	(1,420)	(941)
Recorded income tax provision	$44,239	$25,893	$27,847

The 2012 effective tax rate was negatively impacted by the expiration of the U.S. Federal Research and Development credit and a one-time tax impact of a legal entity restructuring charge. The fiscal 2011 effective rate was positively impacted by a $1.1 million benefit recorded in recognition of the 2010 extension of the U.S. Federal Research and Development credit and a manufacturing deduction rate increase. In addition, there was a one-time Foreign Tax Credit benefit ("FTC") related to an intercompany dividend.

In 2012, the foreign taxes consist of tax rate differentials, local country permanent items, and prior years' true ups. In 2011, the nature of the items that make up foreign taxes consist of tax rate differentials, local country permanent items, recognition of a deferred tax asset associated with the end of a local country tax holiday, and a one-time FTC benefit related to an intercompany dividend.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2012, the Company has not made a provision for U.S. or additional foreign withholding taxes on approximately $47.0 million of the excess of the amount for financial

reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

Unrecognized Tax Benefit for Uncertain Tax Positions

We conduct business globally and, as a result, file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. With few exceptions, we are no longer subject to U.S. federal, state, local, or foreign income tax examinations for fiscal years prior to 2008. We are currently under audit by the IRS for tax returns filed for fiscal 2008 and 2009 and by California Franchise Tax Board for fiscal 2006 through 2009. We do not anticipate any adjustments related to those audits that will result in a material change to our financial position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
		(in thousands)	
Gross unrecognized tax benefits upon adoption on October 1	$ 9,539	$12,286	$18,587
Gross increases for tax positions in prior periods	64	547	—
Gross decreases for tax positions in prior periods	(2,035)	—	(7,025)
Gross increases based on tax positions related to the current year	681	1,000	724
Decreases for settlements and payments	(748)	(4,294)	—
Gross unrecognized tax benefits at September 30	$ 7,501	$ 9,539	$12,286

We had $7.5 million of total unrecognized tax benefits as of September 30, 2012. Included in the $7.5 million of total gross unrecognized tax benefits as of September 30, 2012 was $5.9 million of tax benefits that, if recognized, would impact the effective tax rate. The Company expects that approximately $3.1 million of unrecognized tax benefits will settle over the next 12 months.

We recognize interest expense related to unrecognized tax benefits and penalties as part of the provision for income taxes in our consolidated statements of income and comprehensive income. We recognize interest earned related to income tax matters as interest income in our consolidated statements of income and comprehensive income. As of September 30, 2012, we have accrued interest of $0.7 million related to the unrecognized tax benefits.

14. Stock-Based Employee Benefit Plans

Description of Stock Option and Share Plans

We maintained the 1992 Long-term Incentive Plan (the "1992 Plan") under which we could grant stock options, stock appreciation rights, restricted stock, restricted stock units and common stock to officers, key employees and non-employee directors. The 1992 Plan expired by its terms on February 4, 2012.

In November 2003, our Board of Directors approved the adoption of the 2003 Employment Inducement Award Plan (the "2003 Plan"). The 2003 Plan reserved 2,250,000 shares of common stock solely for the granting of inducement stock options and other awards, as defined, that met the "employment inducement award" exception to the New York Stock Exchange's listing standards requiring shareholder approval of equity-based

inducement incentive plans. Except for the employment inducement award criteria, awards under the 2003 Plan were generally consistent with those made under our 1992 Plan. The Compensation Committee terminated the 2003 Plan, effective February 7, 2012.

On February 7, 2012 our shareholders approved the adoption of the 2012 Long-Term Incentive Plan (the "2012 Plan"). The 2012 Plan authorizes the issuance of 6,000,000 shares of our common stock. Unused shares under the 1992 Plan and the 2003 Plan will not be available for grants under the 2012 Plan. Under the terms of the 2012 Plan, the pool of shares available for issuance may be used for all types of equity awards available under the 2012 Plan, which include stock options, stock appreciation rights, restricted stock awards, stock unit awards and other stock-based awards. All employees, consultants and advisors of FICO or any subsidiary, as well as all non-employee directors will be eligible to receive awards under the 2012 Plan. As of September 30, 2012, 4,242,714 shares remained available for grants under this plan. The 2012 Plan will terminate on the tenth anniversary of its adoption by our Board of Directors. Stock option awards granted typically have a maximum term of seven years and vest ratably over four years. Stock option awards granted prior to October 1, 2005 under the 1992 Plan typically had a maximum term of ten years and vested ratably over four years.

Description of Employee Stock Purchase Plan

Under our Employee Stock Purchase Plan ("Purchase Plan"), we are authorized to issue up to 5,062,500 shares of common stock to eligible employees. Employees may have up to 10% of their base salary withheld through payroll deductions to purchase FICO common stock during semi-annual offering periods. The purchase price of the stock is 85% of the fair market value on the exercise date (the last day of each offering period). Offering period means approximately six-month periods commencing (a) on the first trading day on or after January 1 and terminating on the last trading day in the following June, and (b) on the first trading day on or after July 1 and terminating on the last trading day in the following December. The Purchase Plan was suspended effective January 1, 2009 and employees cannot contribute to the Purchase Plan until the suspension is repealed.

At September 30, 2012, 2,707,966 shares remained available for issuance.

Share-Based Compensation Expense

We recorded share-based compensation expense of $21.2 million, $15.5 million and $17.3 million in fiscal years 2012, 2011 and 2010, respectively. The total tax benefit related to this share-based compensation expense was $7.8 million, $5.8 million and $6.6 million in fiscal 2012, 2011 and 2010, respectively. As of September 30, 2012, there was $47.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize that cost over a weighted average period of 3.01 years.

Determining Fair Value

We estimate the fair value of stock options granted using the Black-Scholes option valuation model and we amortize the fair value on a straight-line basis over the vesting period. We used the following assumptions to estimate the fair value of our stock options during fiscal 2012, 2011 and 2010:

	2012	2011	2010
Stock Options:			
Average expected term (years)	4.31	4.27	4.22
Expected volatility (range)	38-41%	39-41%	35-42%
Weighted average volatility	40%	40%	41%
Risk-free interest rate (range)	0.5-1.5%	0.6-2.1%	0.2-3.1%
Average expected dividend yield	0.3%	0.3%	0.4%
Expected dividend yield (range)	0.2-0.3%	0.3%	0.4-0.5%

Expected Volatility. We estimate the volatility of our common stock at the date of grant based on a combination of the implied volatility of publicly traded options on our common stock and our historical volatility rate.

Expected Term. The expected term represents the period that our stock options are expected to be outstanding. We estimate the expected term based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

Dividends. The dividend yield assumption is based on historical dividend payouts.

Risk-Free Interest Rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee options.

Forfeitures. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The fair value of restricted stock units granted is the fair value of our common stock on the date of grant adjusted for the expected dividend yield. We amortize the fair value on a straight-line basis over the vesting period.

Stock-Based Activity

The following table summarizes option activity during fiscal 2012:

	Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Outstanding at October 1, 2011	5,812	$29.94		
Granted	978	38.45		
Exercised	(2,553)	28.25		
Forfeited	(121)	25.02		
Expired	(82)	39.75		
Outstanding at September 30, 2012	4,034	$33.01	3.84	$45,828
Options exercisable at September 30, 2012	1,994	$36.30	1.95	$16,341
Vested and expected to vest at September 30, 2012	3,590	$33.43	3.66	$39,347

The weighted average fair value of options granted were $12.32, $8.02 and $7.58 during fiscal 2012, 2011 and 2010, respectively. The aggregate intrinsic value of options outstanding at September 30, 2012 was calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 3.8 million shares that had exercise prices lower than the $44.26 market price of our common stock at September 30, 2012. The total intrinsic value of options exercised was $31.2 million, $4.4 million and $2.7 million during fiscal 2012, 2011 and 2010, respectively, determined as of the date of exercise.

The following table summarizes restricted stock unit activity during fiscal 2012:

	Shares	Weighted-average Price
	(In thousands)	
Outstanding at October 1, 2011	1,105	$23.14
Granted	1,207	38.30
Released	(408)	23.01
Forfeited	(172)	27.37
Outstanding at September 30, 2012	1,732	33.31

The weighted average fair value of restricted stock units granted were $37.80, $24.38 and $22.05 during fiscal 2012, 2011 and 2010, respectively. The total intrinsic value of restricted stock units that vested was $15.5 million, $9.7 million and $7.7 million during fiscal 2012, 2011 and 2010, respectively, determined as of the date of vesting.

In fiscal 2012 we received $70.8 million in cash from stock option exercises, with the tax benefit realized for the tax deductions from these exercises of $12.4 million.

Due primarily to our ongoing program of repurchasing shares on the open market, we had approximately 54.0 million treasury shares at September 30, 2012. We satisfy stock option exercises, Purchase Plan issuances and vesting of restricted stock units from this pool of treasury shares.

15. Earnings Per Share

The following table reconciles the numerators and denominators of basic and diluted earnings per share ("EPS") during fiscal 2012, 2011 and 2010:

	2012	2011	2010
	(In thousands, except per share data)		
Numerator for basic and diluted earnings per share — net income	$92,004	$71,562	$64,457
Denominator — share:			
Basic weighted-average shares	34,909	39,359	44,903
Effect of dilutive securities	1,154	629	405
Diluted weighted-average shares	36,063	39,988	45,308
Earnings per share:			
Basic	$ 2.64	$ 1.82	$ 1.44
Diluted	$ 2.55	$ 1.79	$ 1.42

The computation of diluted EPS excludes options to purchase approximately 1,420,000, 3,598,000, and 4,939,000 shares of common stock for fiscal 2012, 2011 and 2010, respectively, because the options' exercise prices exceeded the average market price of our common stock in these fiscal years and their inclusion would be antidilutive.

16. Related Party Transactions

We have a $10 million investment in convertible preferred stock in a private company. The company is developing a range of products focused on revenue cycle activities for hospitals and healthcare providers. Related party revenue was immaterial for the years ended September 30, 2012, 2011 and 2010. The accounts receivable balance from this company was not significant as of September 30, 2012 and 2011.

17. Segment Information

We are organized into the following three reportable segments to align with internal management of our worldwide business operations based on product offerings.

- *Applications.* Our Applications products are pre-configured Decision Management applications and associated professional services, designed for a specific type of business problem or process, such as marketing, account origination, customer management, fraud and insurance claims management.
- *Scores.* This segment includes our business-to-business scoring solutions, our myFICO® solutions for consumers and associated professional services. Our scoring solutions give our clients access to analytics that can be easily integrated into their transaction streams and decision-making processes. Our scoring solutions are distributed through major credit reporting agencies, as well as services through which we provide our scores to clients directly.
- *Tools.* The Tools segment is composed of software tools and associated professional services that clients can use to create their own custom Decision Management applications.

Our Chief Executive Officer evaluates segment financial performance based on segment revenues and segment operating income. Segment operating expenses consist of direct and indirect costs principally related to personnel, facilities, consulting, travel and depreciation. Indirect costs are allocated to the segments generally

based on relative segment revenues, fixed rates established by management based upon estimated expense contribution levels and other assumptions that management considers reasonable. We do not allocate share-based compensation expense, restructuring and acquisition-related expense, amortization expense, various corporate charges and certain other income and expense measures to our segments. These income and expense items are not allocated because they are not considered in evaluating the segment's operating performance. Our Chief Executive Officer does not evaluate the financial performance of each segment based on its respective assets or capital expenditures; rather, depreciation amounts are allocated to the segments from their internal cost centers as described above.

The following tables summarize segment information for fiscal 2012, 2011 and 2010:

	2012				
	Applications	Scores	Tools	Unallocated Corporate Expenses	Total
			(In thousands)		
Segment revenues:					
Transactional and maintenance	$ 263,726	$172,218	$ 30,231	$ —	$ 466,175
Professional services	104,637	2,382	17,952	—	124,971
License	56,241	1,023	28,013	—	85,277
Total segment revenues	424,604	175,623	76,196	—	676,423
Segment operating expense	(291,778)	(52,687)	(58,597)	(71,705)	(474,767)
Segment operating income	$ 132,826	$122,936	$ 17,599	$(71,705)	201,656
Unallocated share-based compensation expense					(21,229)
Unallocated amortization expense					(6,944)
Unallocated restructuring and acquisition-related					(5,125)
Operating income					168,358
Unallocated interest income					317
Unallocated interest expense					(31,734)
Unallocated other expense, net					(698)
Income before income taxes					$ 136,243
Depreciation expense	$ 11,321	$ 724	$ 1,258	$ 1,302	$ 14,605

FAIR ISAAC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended September 30, 2012, 2011 and 2010

	2011				
	Applications	Scores	Tools	Unallocated Corporate Expenses	Total
			(In thousands)		
Segment revenues:					
Transactional and maintenance	$ 258,736	$164,918	$ 29,776	$ —	$ 453,430
Professional services	100,921	2,102	12,918	—	115,941
License	23,371	1,547	25,394	—	50,312
Total segment revenues	383,028	168,567	68,088	—	619,683
Segment operating expense	(276,467)	(55,169)	(54,398)	(70,680)	(456,714)
Segment operating income	$ 106,561	$113,398	$ 13,690	$(70,680)	162,969
Unallocated share-based compensation expense					(15,500)
Unallocated amortization expense					(7,741)
Unallocated restructuring expense					(12,391)
Operating income					127,337
Unallocated interest income					2,192
Unallocated interest expense					(32,364)
Unallocated other income, net					290
Income before income taxes					$ 97,455
Depreciation expense	$ 12,784	$ 1,007	$ 1,667	$ 998	$ 16,456

	2010				
	Applications	Scores	Tools	Unallocated Corporate Expenses	Total
			(In thousands)		
Segment revenues:					
Transactional and maintenance	$ 257,275	$170,141	$ 28,071		$ 455,487
Professional services	86,097	2,042	14,739		102,878
License	23,886	156	23,236		47,278
Total segment revenues	367,258	172,339	66,046	—	605,643
Segment operating expense	(273,983)	(61,688)	(57,634)	(69,166)	(462,471)
Segment operating income	$ 93,275	$110,651	$ 8,412	$(69,166)	143,172
Unallocated share-based compensation expense					(17,305)
Unallocated amortization expense					(10,901)
Unallocated restructuring expense					(1,617)
Operating income					113,349
Unallocated interest income					1,688
Unallocated interest expense					(24,124)
Unallocated other income, net					1,391
Income before income taxes					$ 92,304
Depreciation expense	$ 14,998	$ 1,339	$ 2,147	$ 1,533	$ 20,017

Our revenues and percentage of revenues by reportable market segments were as follows for fiscal 2012, 2011 and 2010, the majority of which were derived from the sale of products and services within the banking (including consumer credit) industry:

	2012		2011		2010	
	(Dollars in thousands)					
Applications	$424,604	63%	$383,028	62%	$367,258	61%
Scores	175,623	26%	168,567	27%	172,339	28%
Tools	76,196	11%	68,088	11%	66,046	11%
Total	$676,423	100%	$619,683	100%	$605,643	100%

Within our Applications segment our fraud solutions accounted for 25%, 23% and 20% of total revenues in each of fiscal 2012, 2011 and 2010, respectively, our customer management solutions accounted for 13%, 13% and 14% of total revenues, in each of these periods, respectively, and our marketing solutions accounted for 9%, 10% and 11% for each of these periods, respectively.

Our revenues and percentage of revenues on a geographical basis are summarized below for fiscal 2012, 2011 and 2010. No individual country outside of the United States accounted for 10% or more of revenue in any of these years.

	2012		2011		2010	
	(Dollars in thousands)					
United States	$410,178	61%	$389,676	63%	$396,036	65%
International	266,245	39%	230,007	37%	209,607	35%
Total	$676,423	100%	$619,683	100%	$605,643	100%

During fiscal 2012, 2011 and 2010, no individual customer accounted for 10% or more of our total revenues; however, we derive a substantial portion of revenues from our contracts with the three major credit reporting agencies, TransUnion, Equifax and Experian. Revenues collectively generated by agreements with these customers accounted for 18%, 18% and 20% of our total revenues in fiscal 2012, 2011 and 2010, respectively. At September 30, 2012 and 2011, no individual customer accounted for 10% or more of total consolidated receivables.

Our property and equipment, net, on a geographical basis are summarized below at September 30, 2012 and 2011. At September 30, 2012 and 2011, no individual country outside of the United States accounted for 10% or more of total consolidated net property and equipment.

	2012		2011	
	(Dollars in thousands)			
United States	$35,571	87%	$29,899	91%
International	5,509	13%	3,118	9%
Total	$41,080	100%	$33,017	100%

18. Commitments

Minimum future commitments under non-cancelable operating leases and other obligations were as follows at September 30, 2012:

Fiscal Year	Future Minimum Lease Commitments	Other Commitments
	(In thousands)	
2013	$ 25,180	$4,400
2014	22,537	2,600
2015	17,808	—
2016	14,714	—
2017	11,762	—
Thereafter	26,150	—
Total	$118,151	$7,000

Lease Commitments

The above amounts have contractual sublease commitments totaling $1.5 million and $1.0 million in fiscal 2013 and 2014, respectively. We occupy the majority of our facilities under non-cancelable operating leases with lease terms in excess of one year. Such facility leases generally provide for annual increases based upon the Consumer Price Index or fixed increments. Rent expense under operating leases, including month-to-month leases, totaled $21.3 million, $21.1 million and $22.6 million during fiscal 2012, 2011 and 2010, respectively.

Other Commitments

In the ordinary course of business, we enter into contractual purchase obligations and other agreements that are legally binding and specify certain minimum payment terms.

We are also a party to a management agreement with 26 of our executives providing for certain payments and other benefits in the event of a qualified change in control of FICO, coupled with a termination of the officer during the following year.

19. Contingencies

We are in disputes with certain customers regarding amounts owed in connection with the sale of certain of our products and services. We also have had claims asserted by former employees relating to compensation and other employment matters. We are also involved in various other claims and legal actions arising in the ordinary course of business. We record litigation accruals for legal matters which are both probable and estimable. For legal proceedings for which there is a reasonable possibility of loss (meaning those losses for which the likelihood is more than remote but less than probable), we have determined we do not have material exposure on an aggregate basis.

20. Guarantees

In the ordinary course of business, we are not subject to potential obligations under guarantees, except for standard indemnification and warranty provisions that are contained within many of our customer license and service agreements and certain supplier agreements, including underwriter agreements, as well as standard indemnification agreements that we have executed with certain of our officers and directors, and give rise only to

the disclosure in the consolidated financial statements. In addition, we continue to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

Indemnification and warranty provisions contained within our customer license and service agreements and certain supplier agreements are generally consistent with those prevalent in our industry. The duration of our product warranties generally does not exceed 90 days following delivery of our products. We have not incurred significant obligations under customer indemnification or warranty provisions historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential customer indemnification or warranty-related obligations. The indemnification agreements that we have executed with certain of our officers and directors would require us to indemnify such officers and directors in certain instances. We have not incurred obligations under these indemnification agreements historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential officer or director indemnification obligations. The maximum potential amount of future payments that we could be required to make under the indemnification provisions in our customer license and service agreements, and officer and director agreements is unlimited.

21. Supplementary Financial Data (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended September 30, 2012. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments, except as noted below) necessary for a fair statement of the consolidated financial information for the period presented.

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	(In thousands, except per share data)			
Revenues	$186,075	$160,478	$159,521	$170,349
Cost of revenues (2)	55,327	47,832	48,814	45,974
Gross profit	130,748	112,646	110,707	124,375
Net income (3)	$ 21,246	$ 20,749	$ 20,012	$ 29,997
Earnings per share (1):				
Basic	$ 0.62	$ 0.61	$ 0.57	$ 0.83
Diluted	$ 0.60	$ 0.59	$ 0.55	$ 0.81
Shares used in computing earnings per share:				
Basic	34,262	34,004	35,331	36,034
Diluted	35,513	35,293	36,552	36,887

FAIR ISAAC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended September 30, 2012, 2011 and 2010

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	(In thousands, except per share data)			
Revenues	$160,249	$150,679	$152,824	$155,931
Cost of revenues (2)	48,763	43,398	48,506	45,803
Gross profit	111,486	107,281	104,318	110,128
Net income (3)	$ 24,619	$ 23,189	$ 7,745	$ 16,009
Earnings per share (1):				
Basic	$ 0.65	$ 0.59	$ 0.19	$ 0.40
Diluted	$ 0.64	$ 0.58	$ 0.19	$ 0.40
Shares used in computing earnings per share:				
Basic	38,088	39,451	40,010	39,923
Diluted	38,687	40,241	40,618	40,439

(1) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share amounts may not equal the totals for the respective years.

(2) Cost of revenues excludes amortization expense of $0.5 million, $0.1 million, $0.1 million, $0.6 million, $0.5 million, $0.6 million, $0.6 million and $0.6 million for the quarters ended September 30, 2012, June 30, 2012, March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011, March 31, 2011 and December 31, 2010, respectively.

(3) Net income includes restructuring and acquisition-related expenses of $5.1 million, $11.5 million, $0.9 million and $1.6 million for the quarters ended September 30, 2012, March 31, 2011 and December 31, 2010, respectively.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

An evaluation was carried out under the supervision and with the participation of FICO's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of FICO's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the CEO and CFO have concluded that FICO's disclosure controls and procedures are effective to ensure that information required to be disclosed by FICO in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. In addition, the disclosure controls and procedures ensure that information required to be disclosed is accumulated and communicated to management, including the CEO and CFO, allowing timely decisions regarding required disclosure.

No change in FICO's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the quarter ended September 30, 2012, that has materially affected, or is reasonably likely to materially affect, FICO's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation management has concluded that our internal control over financial reporting was effective as of September 30, 2012.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of September 30, 2012, as stated in their attestation report included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The required information regarding our Directors is incorporated by reference from the information under the caption "Director Nominees" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

Our current executive officers are as follows:

Name	Positions Held	Age
William J. Lansing	January 2012-present, Chief Executive Officer and member of the Board of Directors of the Company. February 2009-November 2010, Chief Executive Offer and President, Infospace, Inc. 2004-2007, Chief Executive Officer and President, ValueVision Media, Inc. 2001-2003, General Partner, General Atlantic LLC. 2000-2001, Chief Executive Officer, NBC Internet, Inc. 1998-2000, President/Chief Executive Officer, Fingerhut Companies, Inc. 1996-1998, Vice President, Corporate Business Development, General Electric Company. 1996, Executive Vice President, Chief Operating Office, Prodigy, Inc. 1986-1995, various positions, McKinsey & Company, Inc.	54
Michael J. Pung	November 2010-present, Executive Vice President and Chief Financial Officer of the Company. August 2004-November 2010, Vice President, Finance of the Company. 2000-2004, Vice President and Controller, Hubbard Media Group, LLC. 1999-2000, Controller, Capella Education, Inc. 1998-1999, Controller, U.S. Satellite Broadcasting, Inc. 1992-1998, various financial management positions with Deluxe Corporation. 1985-1992, various audit positions, including audit manager, at Deloitte & Touche LLP.	49
Richard S. Deal	August 2007-present, Senior Vice President, Chief Human Resources Officer of the Company. January 2001-July 2007, Vice President, Human Resources of the Company. 1998-2001, Vice President, Human Resources, Arcadia Financial, Ltd. 1993-1998, managed broad range of human resources corporate and line consulting functions with U.S. Bancorp.	45
Michael J. Gordon	October 2012-present, Executive Vice President of Sales, Services and Marketing of the Company. April 2009-October 2012, Vice President and Managing Director, Europe, Middle East, and Africa of the Company. February 2010-October 2012, Vice President, Global Lead for Banking of the Company. January 2008-April 2009, Vice President for Emerging/ Growth Industries & Tools of the Company. November 2005-January 2008, Vice President, Insurance Industry Lead of the Company. August 2005-November 2005, Vice President, Client Partner of the Company.	42

Name	Positions Held	Age
Andrew N. Jennings	February 2011-present, Senior Vice President, Chief Analytics Officer of the Company. October 2007-February 2011, Senior Vice President, Chief Research Officer of the Company. May 2007-September 2007, Vice President, Analytic Research and Development of the Company. May 2006-May 2007, Vice President, EDM Applications of the Company. 2001-2006, Vice President Global Account Management Solutions of the Company. 2000-2001, Senior Vice President International Sales of the Company. 1999-2000, Senior Vice President, International Operations of the Company. 1996-1999, Vice President European Operations of the Company. 1994-1996, Director, United Kingdom Operations of the Company.	57
Michael S. Leonard	November 2011-present, Vice President, Chief Accounting Officer of the Company. November 2007-November 2011, Senior Director, Finance of the Company. July 2000-November 2007, Director, Finance of the Company. 1998-2000, Controller of Natural Alternatives International, Inc. 1994-1998, various audit staff positions at KPMG LLP.	47
Mark R. Scadina	February 2009-present, Executive Vice President and General Counsel and Corporate Secretary of the Company. June 2007-February 2009, Senior Vice President and General Counsel and Corporate Secretary of the Company. 2003-2007, various senior positions including Executive Vice President, General Counsel and Corporate Secretary, Liberate Technologies, Inc. 1999-2003, various leadership positions including Vice President and General Counsel, Intertrust Technologies Corporation. 1994-1999, Associate, Pennie and Edmonds LLP.	43
James M. Wehmann	April 2012-present, Executive Vice President, Scores of the Company. November 2003-March 2012, Vice President/Senior Vice President, Global Marketing, Digital River, Inc. March 2002-June 2003, Vice President, Marketing, Brylane, Inc. September 2000-March 2002, Senior Vice President, Marketing, New Customer Acquisition, Bank One. 1993-2000, various roles, including Senior Vice President, Marketing, Fingerhut Companies, Inc.	47
Stuart C. Wells	April 2012-present, Executive Vice President, Chief Technology Officer of the Company. June 2012 to April 2012, Head of Global Professional Services and Support of the Company (Consultant). February 2009-June 2010, CEO, and Chairman of the Board, ScaleMP. January 2007-January 2009, Senior Vice President and President, Avaya, Inc. April 2005-December 2006, Executive Vice President, Utility Computing, Sun Microsystems.	56

The required information regarding compliance with Section 16(a) of the Securities Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

FICO has adopted a Code of Ethics for Senior Financial Management that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions who have been identified by the Chief Executive Officer. We have posted the Code of Ethics on our web site located

at www.fico.com. FICO intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, this Code of Ethics by posting such information on its web site. FICO also has a Code of Conduct and Business Ethics applicable to all directors, officers and employees, which is also available at the web site cited above.

The required information regarding the Company's audit committee is incorporated by reference from the information under the caption "Board Meetings, Committees and Attendance" in our definitive proxy statement for the Annual Meeting of Shareholders to be held on February 12, 2013.

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference from the information under the captions "Director Compensation for 2012," "Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference from the information under the caption "Security Ownership Of Certain Beneficial Owners and Management" and "Executive Compensation" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference from the information under the caption "Ratification of Independent Registered Public Accounting Firm" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on February 12, 2013.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

1. Consolidated Financial Statements:

	Reference Page Form 10-K
Reports of independent registered public accounting firm	56
Consolidated balance sheets as of September 30, 2012 and 2011	57
Consolidated statements of income and comprehensive income for the years ended September 30, 2012, 2011 and 2010	58
Consolidated statements of stockholders' equity for the years ended September 30, 2012, 2011 and 2010	59
Consolidated statements of cash flows for the years ended September 30, 2012, 2011 and 2010	60
Notes to consolidated financial statements	61

2. Financial Statement Schedules

All financial statement schedules are omitted as the required information is not applicable or as the information required is included in the consolidated financial statements and related notes.

3. Exhibits:

Exhibit Number	Description
2.1	Equity Purchase Agreement, dated as of August 16, 2012, among Fair Isaac Software Holdings Limited, Adeptra Limited, the Executing Shareholders of Adeptra Limited, Shareholder Representative Services, LLC as Representative to the Executing Shareholders and Fair Isaac Corporation as Guarantor. (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 17, 2012.)
3.1	Bylaws of Fair Isaac Corporation. (Incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed on February 8, 2010.)
3.2	Composite Restated Certificate of Incorporation of Fair Isaac Corporation. (Incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q filed on February 8, 2010.)
4.1	Rights Agreement dated as of August 8, 2001, between Fair, Isaac and Company, Incorporated and Mellon Investor Services LLC, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A relating to the Series A Participating Preferred Stock Purchase Rights filed August 10, 2001.)
4.2	Amendment Number 1, dated May 21, 2009, to the Rights Agreement between Fair, Isaac and Company, Incorporated and Mellon Investor Services LLC. (Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on May 26, 2009.)
4.3	Form of Rights Certificate. (Included in Exhibit 4.1.)
10.1	Amended and Restated Credit Agreement among Fair Isaac, Wells Fargo Bank, N.A., U.S. Bank N.A., Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank AG, NY Branch, dated July 23, 2007 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on July 25, 2007).

Exhibit Number	Description
10.2	Form of Note Purchase Agreement, dated May 7, 2008, between Fair Isaac Corporation and the Purchasers listed on Schedule A thereto, which includes as Exhibits 1-4 the form of Senior Note for each of Series A, B, C and D (excluding certain schedules and exhibits thereto, which Fair Isaac Corporation agrees to furnish to the Securities and Exchange Commission upon request). (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 10-Q for the fiscal quarter ended June 30, 2008.)
10.3	Form of Note Purchase Agreement, dated July 14, 2010, between Fair Isaac Corporation and the Purchasers listed on Schedule A thereto, which includes as Exhibits 1-4 the form of Senior Note for each of Series E, F, G and H (excluding certain schedules and exhibits thereto, which Fair Isaac Corporation agrees to furnish to the Securities and Exchange Commission upon request). (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 19, 2010.)
10.4	Voting Agreement dated May 21, 2009 by and between Fair Isaac Corporation and Southeastern Asset Management, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 26, 2009.)
10.5	Amended and Restated Agreement dated December 4, 2008, between the Company and the Sandell Group. (Incorporated by reference to Exhibit 10.1 to Fair Isaac's Form 8-K filed on December 9, 2008.)
10.6	Amendment Number 1, dated July 29, 2009, to the Amended and Restated Agreement between the Company and the Sandell Group. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 30, 2009.)
10.7	Fair Isaac Corporation 1992 Long-Term Incentive Plan, as amended effective May 4, 2010. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2010.) (1)
10.8	Form of Non-Qualified Stock Option Agreement under 1992 Long-term Incentive Plan, as amended effective July 18, 2007. (Incorporated by reference to Exhibit 10.42 to Fair Isaac's Form 10-Q for the fiscal quarter ended December 31, 2007.) (1)
10.9	Form of Nonstatutory Stock Option Agreement for Initial Grants to Non-Employee Directors under 1992 Long-term Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2008.) (1)
10.10	Form of Restricted Stock Unit Agreement under 1992 Long-term Incentive Plan, as amended effective July 18, 2007. (Incorporated by reference to Exhibit 10.49 to Fair Isaac's Form 10-Q for the fiscal quarter ended December 31, 2007.) (1)
10.11	Form of Restricted Stock Agreement under 1992 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.43 to the Company's Annual Report of Form 10-K for the period ended September 30, 2006.) (1)
10.12	HNC's 1995 Directors Stock Option Plan, as amended through April 30, 2000. (Incorporated by reference to Exhibit 4.05 to HNC's Form S-8 Registration Statement, File No. 333-40344, filed June 28, 2000.) (1)
10.13	HNC's Form of 1995 Directors Stock Option Plan Option Agreement and Stock Option Exercise Agreement. (Incorporated by reference to Exhibit 10.01 to HNC's Form 10-Q for the quarter ended June 30, 1999.) (1)
10.14	Fair, Isaac Supplemental Retirement and Savings Plan, as amended and restated effective January 1, 2009. (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended September 30, 2008.) (1)
10.15	Stock Option Agreement with A. George Battle entered into as of February 5, 2002. (Incorporated by reference to Exhibit 10.58 to the Company's report on Form 10-K for the fiscal year ended September 30, 2002.) (1)

Exhibit Number	Description
10.16*	Management Incentive Plan, Fiscal 2012. (1)
10.17	Form of Indemnity Agreement entered into by the Company with the Company's directors and executive officers. (Incorporated by reference to Exhibit 10.49 to the Company's report on Form 10-K for the fiscal year ended September 30, 2002.) (1)
10.18	Form of Management Agreement entered into with each of the Company's executive officers. (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed on February 10, 2012.) (1)
10.19	Management Agreement entered into with Dr. Mark N. Greene. (Incorporated by reference to Exhibit 10.51 to the Company's Form 10-K for the fiscal year ended September 30, 2008.) (1)
10.22	Employment Agreement dated February 13, 2007, by and between Fair Isaac and Dr. Mark Greene (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 14, 2007). (1)
10.23	Letter Agreement entered into on June 30, 2008 by and between Fair Isaac Corporation and Dr. Mark N. Greene. (Incorporated by reference to Exhibit 10.59 to the Company's Form 10-K for the fiscal year ended September 30, 2008.) (1)
10.24	Offer Letter entered into on May 29, 2007 with Mark R. Scadina. (Incorporated by reference to Exhibit 10.61 to the Company's Form 10-K for the fiscal year ended September 30, 2008.) (1)
10.26	Letter Agreement dated January 15, 2010 by and between the Company and Charles Ill. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 20, 2010.) (1)
10.27	Transition Agreement dated January 24, 2012 by and between the Company and Dr. Mark N. Greene. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 26, 2012.) (1)
10.28*	Amended and Restated Transition Agreement dated September 11, 2012 by and between the Company and Dr. Mark N. Greene. (1)
10.29	Letter Agreement dated January 24, 2012 by and between the Company and William J. Lansing. (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on January 26, 2012.) (1)
10.30	Letter Agreement dated February 6, 2012 by and between the Company and Michael Pung. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 10, 2012.) (1)
10.31	Letter Agreement dated February 6, 2012 by and between the Company and Deborah Kerr. (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 10, 2012.) (1)
10.32	Letter Agreement dated February 6, 2012 by and between the Company and Mark Scadina. (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on February 10, 2012.) (1)
10.33	Transition Agreement dated April 25, 2012 by and between the Company and Deborah Kerr. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 25, 2012.) (1)
10.34	Transition Agreement dated April 25, 2012 by and between the Company and Charles L. Ill. (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on April 25, 2012.) (1)
10.35	Amended and Restated Management Agreement dated April 25, 2012 between the Company and Charles L. Ill. (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on April 25, 2012.) (1)

Exhibit Number	Description
10.36	Fair Isaac Corporation 2012 Long-Term Incentive Plan (incorporated by reference to Appendix A of the Company's definitive proxy statement for the 2012 Annual Meeting of Stockholders, filed with the SEC on January 4, 2012.) (1)
10.37	Form of Employee Non-Statutory Stock Option Agreement (U.S.) under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.38	Form of Employee Restricted Stock Unit Award Agreement (U.S.) under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.39	Form of Employee Non-Statutory Stock Option Agreement (International) under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.40	Form of Employee Restricted Stock Unit Award Agreement (International) under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.41	Form of Director Non-Statutory Stock Option Agreement under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.42	Form of Director Restricted Stock Unit Award Agreement under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.43	Form of Performance Share Unit Award Agreement (fiscal 2012 grants) under the 2012 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q for the quarter ended March 31, 2012.) (1)
10.44*	Relocation benefits agreed to be provided to Michael Pung during fiscal 2012.
10.45	Credit Agreement dated September 27, 2011 among the Company, Wells Fargo Securities, LLC, U.S. Bank National Association, and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on September 30, 2011.)
12.1*	Computations of ratios of earnings to fixed charges.
21.1*	List of Company's subsidiaries.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
31.1*	Rule 13a-14(a)/15d-14(a) Certifications of CEO.
31.2*	Rule 13a-14(a)/15d-14(a) Certifications of CFO.
32.1*	Section 1350 Certification of CEO.
32.2*	Section 1350 Certification of CFO.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1) Management contract or compensatory plan or arrangement.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIR ISAAC CORPORATION

By /s/ MICHAEL J. PUNG

Michael J. Pung
Executive Vice President
and Chief Financial Officer

DATE: November 16, 2012

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Pung his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. LANSING William J. Lansing	Chief Executive Officer (Principal Executive Officer) and Director	November 16, 2012
/s/ MICHAEL J. PUNG Michael J. Pung	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 16, 2012
/s/ MICHAEL S. LEONARD Michael S. Leonard	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 16, 2012
/s/ A. GEORGE BATTLE A. George Battle	Director	November 16, 2012
/s/ NICHOLAS F. GRAZIANO Nicholas F. Graziano	Director	November 16, 2012
/s/JAMES D. KIRSNER James D. Kirsner	Director	November 16, 2012
/s/ RAHUL N. MERCHANT Rahul N. Merchant	Director	November 16, 2012
/s/ DAVID A. REY David A. Rey	Director	November 16, 2012
/s/DUANE E. WHITE Duane E. White	Director	November 16, 2012

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FICO™